Building Trust, Building Value – Building Relationships.

That's What We Do.


161/8
45 1/4
.06

Fidelity D&D BANCORP, INC.

ARLS
P.E. 12/31/01

2001
annual report

Contents



570
530
490
450
410
370
330
290
250
1997
1998
1999
2000
2001
ASSETS ($ in millions)



370
350
330
310
290
270
250
230
210
190
170
150
1997
1998
1999
2000
2001
NET LOANS ($ in millions)



410
390
370
350
330
310
290
270
250
230
210
190
170
1997
1998
1999
2000
2001
DEPOSITS ($ in millions)



55
50
45
40
35
30
25
20
15
1997
1998
1999
2000
2001
SHAREHOLDERS' EQUITY
($ in millions)



4,100
3,900
3,700
3,500
3,300
3,100
2,900
2,700
1997
1998
1999
2000
2001
NET INCOME ($ in thousands)

Financial Highlights

For the Year Ended

	2001 Amount	2001 % Change	2000 Amount	2000 % Change	1999 Amount	1998 Amount	1997 Amount
Net Interest Income	$ 15,526,058	14.02%	$ 13,617,550	3.44%	$ 13,165,252	$ 11,135,077	$ 10,378,346
Net Income	$ 3,848,136	20.91%	$ 3,182,628	(16.20%)	$ 3,797,693	$ 3,535,889	$ 3,290,674
Dividends	$ 1,426,097	4.39%	$ 1,366,075	1.02%	$ 1,344,141	$ 1,200,409	$ 1,062,530
Stock Split	–		–		–	–	2 for 1
Shares Outstanding At Year End*	1,819,168	0.71%	1,806,274	0.30%	1,800,784	1,787,294	1,674,520
Net Income Per Share**	$ 2.12	20.45%	$ 1.76	(16.98%)	$ 2.12	$ 2.08	$ 1.98
Net Income Per Share (Diluted)	$ 2.12	20.45%	$ 1.76	(16.98%)	$ 2.12	$ 2.08	$ 1.98
Dividends Per Share**	$ 0.79	3.95%	$ 0.76	1.33%	$ 0.75	$ 0.70	$ 0.64
Weighted Average Shares Outstanding*	1,811,391	0.43%	1,803,674	0.64%	1,792,232	1,697,108	1,665,988

Return On

	2001	2000	1999	1998	1997
Average Assets	0.72%	0.67%	0.94%	1.13%	1.20%
Average Capital	9.64%	9.54%	11.42%	11.78%	12.43%
Average Earning Assets	0.75%	0.70%	0.97%	1.16%	1.23%

At Year End

	2001 Amount	2001 % Change	2000 Amount	2000 % Change	1999 Amount	1998 Amount	1997 Amount
Assets	$ 569,029,838	15.87%	$491,077,054	9.97%	$ 446,569,505	$ 348,069,896	$ 289,758,826
Earning Assets	$ 529,985,392	12.91%	$469,399,890	10.49%	$ 424,837,295	$ 336,666,096	$ 281,780,208
Deposits	$ 407,778,728	20.18%	$339,310,328	15.27%	$ 294,366,985	$ 239,734,390	$ 217,771,895
Net Loans	$ 353,976,324	6.11%	$333,600,975	12.63%	$ 296,193,518	$ 235,430,079	$ 194,516,933
Loans Available for Sale	$ 16,150,020	62.25%	$ 9,953,958	103.34%	$ 4,895,124	$ 8,527,076	$ 7,885,791
Shareholders' Equity	$ 40,172,230	7.95%	$ 37,215,063	16.88%	$ 31,841,549	$ 33,745,541	$ 28,183,276
Book Value Per Share**	$ 22.18	7.51%	$ 20.63	16.09%	$ 17.77	$ 19.88	$ 16.92
Ratios:							
Net Loans to Deposits	86.81%		98.32%		100.62%	98.20%	89.32%
Shareholders' Equity to Deposits	9.85%		10.97%		10.82%	14.08%	12.94%
Tier I Capital/Assets	7.28%		7.84%		8.18%	9.66%	9.65%
Tier II Capital/Assets	7.93%		8.52%		8.98%	10.41%	10.38%

* *Amounts were adjusted for the 2000 Stock Exchange*

** *Calculations are based on the weighted average number of shares outstanding*

Amounts reported for the years 1997-2000 have been restated pursuant to Note 2 in the Notes to Consolidated Financial Statements within the December 31, 2001 Form 10-K.

Board of Directors and Executive Management



Seated left to right: **Joseph J. Earyes,** Executive Vice President and Chief Executive Officer; **Michael F. Marranca,** Chairman and President of the Corporation and Subsidiary; **Samuel C. Cali,** Chairman Emeritus; **John F. Glinsky, Jr.,** Secretary of the Board. *Standing left to right:* **Paul A. Barrett, Esq., Mary E. McDonald, John T. Cognetti, David L. Tressler, Sr., Patrick J. Dempsey,** Vice Chairman of the Board; **Michael J. McDonald, Esq., Brian J. Cali, Esq.**

Biographies in Brief

Mr. Joseph J. Earyes is Executive Vice President and Chief Executive Officer of the Fidelity. He joined the Bank in 2001.

Mr. Michael F. Marranca is Chairman of The Board of Directors and President of the Bank and Company. He has been a Fidelity employee since 1967, a member of the Bank Board since 1976 and a Director of the Company since 1999.

Mr. Samuel C. Cali serves as Director and Chairman Emeritus. He joined the Bank Board in 1958 and the Company in 1999. He is a retired business executive.

Mr. John J. Glinsky, Jr. is Secretary of the Board of Directors. A member of the Bank Board since 1972 and the Company since 1999, Mr. Glinsky is proprietor of the John F. Glinsky Funeral Home.

Paul A. Barrett, Esq. is with the Scranton based law firm of O'Malley, Harris, Durkin and Perry, P.C. He joined the Bank Board in 1988 and the Company in 1999.

Mary E. McDonald is a retired educator with substantial business experience. Mrs. McDonald joined the Company in 2000.

Mr. John T. Cognetti is President of Hinerfeld Realty, Co. Mr. Cognetti joined the Bank Board in 1988 and the Company in 1999.

Mr. David L. Tressler, Sr. is a businessman with extensive banking expertise. He took his seat on the Bank Board in 1998 and the Company in 1999.

Mr. Patrick J. Dempsey is Vice Chairman of the Board. He is also President and General Manager of Dempsey Uniform & Supply, Inc. and President and General Manager of Gonzaga Realty, Inc. Mr. Dempsey has been a member of the Bank Board since 1985 and the Company since 1999.

Michael J. McDonald, Esq. is a partner with the law firm of Foley, McLane, Foley, McDonald and MacGregor, P.C. Attorney McDonald has been a member of the Bank Board since 1994 and the Company since 1999.

Brian J. Cali, Esq. maintains a private law practice. He joined the Company in 2001.



Michael F. Marranca
Chairman of the Board
and President of the Corporation

We are pleased to report that the year 2001, while one of great challenge for our nation, was a year of growth and increased strength for The Fidelity Deposit & Discount Bank. Your Bank grew in assets, income and market share while increasing our already strong presence in the communities we serve.

Net income for the year ending December 31, 2001 was $3,848,000, an increase of 20.91% from the year 2000. Earnings per share rose to $2.12 compared to $1.76 for the previous year. The assets of The Fidelity D&D Bancorp, Inc. climbed to $569,030,000, an increase from the year 2000 total of $491,077,000. Net loans, which include available-for-sale loans, stood at $370,126,000 for 2001, compared to the year 2000 figure of $343,555,000. Total deposits increased to $407,779,000, a 20.18% increase over the previous year.

We are all well aware of the challenges the United States faced in 2001 as we banded together to fight terror and the effects of a slow economy. Some of the economic hurdles banks across the nation faced included:

- Declining interest rates driven by a record 11 rate cuts by the Federal Reserve
- Deposit growth resulting in part from investors fleeing the volatile equity markets
- Strong competition for commercial loans, especially requests for refinancing at lower rates
- Increased provisions for loan losses as the slowing economy affected asset quality

"The year 2001... was a year of growth and increased strength for the Fidelity Deposit & Discount Bank."

Just as our nation responded with unity toward a common cause of terror, your Board, management team and employees banded together for an unprecedented show of support as we worked together to grow the Bank during a difficult 2001 – to Build Trust, Build Value and Build Relationships for our shareholders and customers.



Joseph J. Earyes
Executive Vice President
and Chief Executive Officer

Building Trust, Building Value and Building Relationships - these are more than just words that adorn our 2001 Annual Report. Rather, they frame the mindset of your Bank as we relate to both customers and shareholders. We feel so strongly about the concepts that we have adopted Building Trust, Building Value and Building Relationships - That's What We Do - as our comprehensive marketing theme for 2002. A quick look around any lobby of any Fidelity branch office shows the validity of our new theme. It's not unusual to find multiple generations of local families banking with us - Building Trust. Our products are designed to benefit our customers while strengthening our Bank - Building Value. Our customers know they are important to us and we work to build lifetime financial alliances - Building Relationships.

A look back at 2001 will see the year brought a number of changes to your Board and management team. In this annual report to shareholders, you will find photos and brief biographies of your new employees. However, there are several changes that deserve special attention. Samuel Cali, longtime Chairman of The Fidelity's



Samuel C. Cali
Chairman Emeritus

Board of Directors, informed us recently of his intent to retire as Chairman of the Board. Sam Cali personifies The Fidelity. Active in the community, a devoted husband, father and proud grandfather, this accomplished business executive is simply too valuable an asset to lose. We are very pleased to announce that Sam has agreed to continue his relationship with The Fidelity and will serve as a Director and Chairman Emeritus of our holding company, and the Bank. This arrangement will allow Sam to enjoy time with his family while allowing our Board and management team to continue to draw upon his wisdom and experience.

"Sam Cali personifies The Fidelity ... We are pleased to announce that Sam has agreed to continue his relationship with The Fidelity and will serve as Director and Chairman Emeritus . . ."

As we wished Sam well, we earlier welcomed his distinguished son, Attorney Brian Cali, to your Board of Directors. Brian Cali is an experienced businessman and accomplished attorney. We are proud that while he could choose to lend his talents to almost any community in the nation, he has chosen to build his life and career here in Northeastern Pennsylvania. Brian has maintained a highly successful law practice in Dunmore for the past twenty-two years and lends his expertise to a number of local charitable and community boards. Brian Cali understands the traditions of the Fidelity while also bringing new ideas and perspectives to his seat on the Board.

The Board is also pleased to announce that Michael Marranca has agreed to assume the duties of Chairman of The Board. Mike Marranca's spectacular career at The Fidelity began in 1967. His talents and abilities were quickly recognized as he rose through a series of management positions to eventually assume the Presidency and now the Chairmanship of The Fidelity D&D Bancorp, Inc. Under Mike's leadership, The Fidelity has grown from a single branch to a multi-office, full-service financial institution that has achieved national recognition for stock performance as well as for programs and services offered to customers.

We are proud to announce that Patrick Dempsey has agreed to accept the position of Vice-Chairman of The Board. Pat Dempsey took his seat on The Fidelity Board in 1985 and we are confident you join us in wishing him well as he assumes new duties in his continued service to our shareholders and customers.

One of the early changes your Bank saw in 2001 was the addition of Joseph J. Earyes to the post of Chief Executive Officer. Joe comes to The Fidelity Bank with over 22 years of diversified experience in the field of banking and financial services. He previously held the position of President and Chief Operating Officer as well as other executive positions at former financial institutions. Prior to his banking career, Joe Earyes enjoyed a successful career in accounting, rising to the position of partner with Parente Randolph, LLP. At Parente Randolph, our new CEO worked in the areas of banking, investment, estate, income tax and retirement planning. The new Fidelity executive earned a Bachelor of Science degree in accounting and business administration from King's College and has completed a number of masters courses from Villanova University. He is a member of the American Institute of Certified Public Accountants, The Pennsylvania Institute of Certified Public Accountants, The American Institute of Banking and is a licensed NASD Financial Services Representative and a state of Pennsylvania Insurance Agent. As CEO,



Daniel J. Santaniello
Chief Operating Officer



Brian J. Cali, Esq.
Director

Joseph Earyes assumes overall executive responsibility for all areas of The Fidelity.

In August, Daniel J. Santaniello joined us as Chief Operating Officer. Dan brought over thirteen years of banking experience with him to The Fidelity. He is a graduate of Marywood University where he earned a degree in accounting. Dan is responsible for the day to day operation of the Bank. He serves on the board of Make-A-Wish of Northeastern Pennsylvania, The Rotary Club of Scranton and the Northern Anthracite Bankers Association.

The Fidelity family also welcomes Eugene Walsh. Gene is our new Chief Credit Officer, joining us with over a decade of banking experience. He is a graduate of the University of Scranton where he earned a masters degree in accounting. Gene Walsh is responsible for the day to day loan activities and portfolio management at The Fidelity.

We cannot let the retirement of a loyal Fidelity employee pass without recognition. In June of 1957, Trudy Hoffman began her career at The Fidelity working in our Note Department. Trudy's abilities and dedication were soon recognized as she served in a number of departments, rising from Assistant Cashier to Assistant Vice President and Investors Relations Officer. Now, after 44 plus years of service, Trudy has decided to take a much deserved retirement. We all know of Trudy's dedication to The Bank; few, however, know of her other long time association. For the past forty years, Trudy Hoffman has been employed by actor/director Robert Redford as his Correspondence Secretary as well as President of his international Fan Club. All of us at The Fidelity wish Trudy a happy and healthy retirement.



Eugene J. Walsh
Chief Credit Officer



Trudy Hoffman
Assistant Vice President

The year 2001 saw The Fidelity further expand our reach into Luzerne County with the addition of our Kingston branch office. This office is strategically located to allow us to draw customers from both sides of the Susquehanna River as well as along high traffic Route 11.

From the northern end of our marketing area in Lackawanna County south through Luzerne County, The Fidelity maintained our reputation as the region's leading business bank with a number of high quality, high profile loans.

In 2001, your Bank was once again honored by the federal government for superior performance in the area of Small Business Administration (SBA) loans. Your Bank was designated a "Certified Lender" by the SBA's 7(a) Guaranty Loan program in recognition of our strong efforts to increase business access to capital.


SBA
Certified
Lender

CEO Joseph J. Earyes accepts Small Business Administration Certified Lending Award from SBA Officials while Fidelity employees look on.

The Fidelity has historically been one of the leading SBA lenders in the Greater Philadelphia region. These loans contain great value to our shareholders due to the fact that government participation helps protect the Bank against loss.

Throughout 2001, your Bank continued with our longstanding philosophy of pursuing those loans that add shareholder value while fulfilling our mandate as a community bank. Our role as a community bank brings with it the responsibility to seek out those loans - a responsibility we take very seriously at The Fidelity. We look for loans from solid corporations or entities that seek to add value to the cities and neighborhoods we serve, especially those loans that increase the economic vitality of our region. The bottom line on these additions to our loan portfolio, however, is that all must meet our guidelines to serve as solid investments.


NORTHEASTERN PENNSYLVANIA

The Fidelity is proud to be associated with the Boy Scouts.

A loan to the Northeastern Pennsylvania Council of the Boy Scouts of America is such a project. The work of the Boy Scouts is legendary. Throughout our marketing area, the Boy Scouts are held in high esteem for the myriad of programs and activities they offer area youth. From providing opportunities for young people, to experiencing the outdoors, to establishing leadership skills and instilling a sense of citizenship, the Boy Scouts hold a special place in the community. When the Northeastern Pennsylvania Council of the Boy Scouts of America found a need to improve and acquire additional facilities while adding new programs and services, they turned to your Bank for assistance.


DOUGHNUTS
COFFEE

A new Krispy Kreme facility financed by the Fidelity will open in 2002.

"... our Kingston office opened on day one as if it has been a part of the Fidelity system for decades."

The Glenmaura Office Park, located at the foot of Montage Mountain, has served as the cornerstone of our region's effort to bring stable, well-compensated jobs to Northeastern Pennsylvania. Your Bank assisted with this successful effort by providing for the construction of a 61,000 square foot office building at Glenmaura Plaza in 2001.

We're sure that more than just a few of the workers that will soon be housed in the Glenmaura Plaza facility will enjoy a cup of hot coffee and the legendary taste of a Krispy Kreme doughnut on their way to work. Thanks to our lending leadership, such a facility is under construction along heavily traveled Routes 6 & 11 in Clarks Summit. The Fidelity provided the financing to construct a wholesale / retail Krispy Kreme shop that will provide not only a morning pick-me-up, but up to 50 jobs as well.

From consumer auto parts and tires to commercial landscaping, from convenience stores to strip malls and much more, the year 2001 saw The Fidelity add value to our loan portfolio in our participation with these carefully chosen projects. Our impact was noticed in both Washington and Harrisburg through our involvement in federal and state sponsored business lending programs. Closer to home, our impact will be felt on our bottom line for many years to come as these loans continue to add jobs in our communities and value to our shareholders.

For The Fidelity to open our doors each day requires not just a simple turn of a key, but a ballet of countless computer system steps that must be performed flawlessly to allow our customers seamless access to the full menu of products and services of your Bank. In fact, with our 24-hour a day 7-days a week telephone and online banking, it can be argued The Fidelity never closes our doors. For the year 2001, it was your operations department who kept the virtual and behind the scenes doors open that allowed the flow of information to keep moving and allowed our customers great flexibility in banking with us and managing their Fidelity accounts.

Perhaps the most difficult task that can be asked of operations personnel is to integrate a new branch office into an existing system. This was done as we opened our new Kingston Branch Office in 2001 as well as adding a number of remote Automated Teller Machines. Our


Fidelity
BANK
MAC

Newspaper photo shows grand opening of our new Kingston Office.

Kingston customers did not see the countless man-hours hours needed to coordinate everything from the installation of office furniture to bringing our banking and support systems online - and that's the way it should be. By careful planning and attention to detail, our Kingston office opened on day one as if it had been a part of the Fidelity system for decades.

As our Bank becomes more and more computer dependent, we must rely more and more on the myriad of systems that work together to perform the daily functions of the Bank. In recent years, your Board has invested considerable resources needed to allow us to offer modern banking services. In 2001, The Fidelity was committed to emerging technologies that will allow us to remain a market leader. Throughout the year we provided many enhancements throughout all levels of the Bank that allowed our customers to easily interact with us and helped our employees to increase their own efficiency. Our document imaging system, for example, continues to improve our operational efficiency, lessening the retention of paper documents and moving to less costly electronic document storage.

The Bank has continued to remain focused on the security of customer information and privacy with the full implementation of the Gramm-Leach-Bliley Act. This commitment included our obligation to educate our customers and employees to ensure optimum controls are in place to safeguard customer information.

We invite you to visit The Fidelity's website at www.the-fidelity.com to see firsthand the many enhancements offered on our internet site. From web bill payment to internet cash management services, our web presence provides us with the ability to serve customers around the clock and around the world.

As we operate in 2002 and beyond, your Bank will benefit from a thorough analysis of new bank core operating systems that was conducted throughout 2001. Based on the findings of this study, the Fidelity made a significant commitment to change our core processing system in 2002, allowing us to remain on the cutting edge of financial technology as demanded by customers. This commitment will significantly enhance The Fidelity's abilities to grow in efficiency and customer satisfaction.

In closing, as you read through this 2001 Annual Report to Shareholders, you will see how well your Bank performed in a difficult financial climate. We remained and will continue to remain a financial leader in the markets we serve through the addition of new facilities, new products and services and new technologies. The Fidelity's strength allows us great flexibility to determine our own future course.

On behalf of your Board, management team, and employees, we thank you for your investment and continued faith in The Fidelity Deposit & Discount Bank and we look forward to rewarding your loyalty for many years to come.

Sincerely,

Michael F. Marranca
Chairman of the Board
and President of the Corporation

Joseph J. Earyes
Executive Vice President
and Chief Executive Officer

Products & Services

Consumer Deposit Products
Personal Checking Accounts
Budget Checking Accounts
Senior Checking Accounts
Youth Checking and Savings Accounts
NOW Accounts
Money Market Accounts
Statement Savings Accounts
Fixed Rate or Variable Rate IRA
Certificates of Deposit
Christmas and All Purpose Club Accounts
Certificates of Deposit

Consumer Electronic Services
Overdraft Protection
Fidelity at Work Program (Offered to businesses for their employees)
Direct Deposit Services
MAC Services:
The Fidelity Check Card
MAC Card
The Fidelity Telephone Link
The Fidelity On-Line
Sweep Accounts Using Repurchase Agreements

Consumer Loan Products
Home Equity Line of Credit
Mortgage Loans
Installment Loans
Direct Auto Leasing
Student Loans
Preferred Lines of Credit
MasterCard/Visa
Special Home Buyer Programs

Business Loan Products
Commercial Loans
Equipment Loans & Leasing
Floor Plan Loans
Lines of Credit
Community Development Loans
Demand Loans
Commercial Mortgages
Participation Loans
Letters of Credit

Special Business Loan Programs
SBA Loan Programs
PENNCAP Loans
PEDFA Loans
EDCNP Loans

Investment Services*
Annuities
Trust (Personal/Corporate)
Estate Settlement Services
Mutual Funds
Term Life Insurance
Institutional Money Managers
Retirement Accounts:
- 401K
- SEP
- SIMPLE
- IRA

Additional Bank Services
Tax Exempt Bonds
Government Check Cashing Services
Acceptance of Utility Bills:
Pennsylvania American Water
Penn Fuel
Acceptance of County Real Estate Taxes
Acceptance of TT&L Payments for Businesses
Savings Bonds
Travelers Checks, Money Orders, Certified Checks and Cashier Checks
Wire Transfer Services
Safe Deposit Services
ACH Services
Direct Deposit Services

Business Deposit Products and Services
Business Checking with Account Analysis
NOW Accounts
Money Market Deposit Accounts
Savings Accounts
Certificates of Deposit
Sweep Accounts Using Repurchase Agreements
Fidelity at Work Program
Small Business Checking

Business Electronic Services
Fidelity Cash Manager
The Fidelity Telephone Link
The Fidelity On-Line
MasterCard/Visa (MAC) Merchant Processing
ACH Origination Processing

* Not FDIC insured. No Bank Guarantee. May Lose Value.

EQUAL HOUSING LENDER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(X) ANNUAL REPORT UNDER SECTION 13 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

COMMISSION FILE NUMBER 333-90273

FIDELITY D & D BANCORP, INC.

DUNMORE, PENNSYLVANIA
COMMONWEALTH OF PENNSYLVANIA
I R S EMPLOYER IDENTIFICATION NO: 23-3017653
BLAKELY AND DRINKER STREETS
DUNMORE, PENNSYLVANIA 18512
TELEPHONE NUMBER 570/342-8281

SECURITIES REGISTERED UNDER
SECTION 12(b) OF THE ACT:

None

SECURITIES REGISTERED UNDER
SECTION 12(g) OF THE ACT:

Common Stock, without par value

The Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

__X__ YES _____ NO

Disclosure of delinquent filers pursuant to item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K (x).

AGGREGATE MARKET VALUE OF THE VOTING COMMON STOCK HELD BY NONAFFILIATES OF THE REGISTRANT EQUALS $52,028,606. AS OF FEBRUARY 28, 2002, BASED ON A MARKET PRICE OF $36.50. THE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING AS OF FEBRUARY 28, 2002, EQUALS 1,819,167.

DOCUMENTS INCORPORATED BY REFERENCE:

Excerpts from the Registrant's 2001 Annual Report to Shareholders are incorporated herein by reference in response to Part II. The Registrant's definitive Proxy Statement to be used in connection with the 2002 Annual Meeting of Shareholders is incorporated herein by reference in partial response to Part III.

Contents

Part 1

1. BUSINESS

On August 10, 1999, Fidelity D&D Bancorp, Inc (the Company) was incorporated in the Commonwealth of Pennsylvania. Effective June 30, 2000, shareholders of The Fidelity Deposit and Discount Bank (the Bank) exchanged each of their shares of common stock for two shares of the Company's common stock. The Company is now the holding company for the Bank.

As set forth in the Company's Registration Statement filed on SEC Form S-4, common stock of the Company that is being held for exchange of common stock of the Bank, may be sold if the exchange does not occur by June 30, 2002. The Company will hold the net proceeds of the sale, together with any unpaid dividends, in a noninterest-bearing account. Payment of the proceeds and any unpaid dividends, without interest, will be made upon proper surrender of the Bank's common stock certificates.

The Company is headquartered at Blakely and Drinker Streets in Dunmore, Pennsylvania 18512. Financial holding company status was elected effective June 27, 2001.

The Bank is a commercial bank chartered by the Commonwealth of Pennsylvania. The Bank's headquarters are located at Blakely and Drinker Streets in Dunmore, Pennsylvania 18512. The Bank has offered a full range of traditional banking services since it commenced operations in 1903. The Bank has a trust department and also provides alternative financial products. The service area is comprised of the Borough of Dunmore and the surrounding communities in Lackawanna and Luzerne Counties.

A complete list of services provided by the Bank is detailed in the section entitled "Products & Services" contained herein.

The Bank is one of two financial institutions headquartered in Dunmore, Pennsylvania. Sources of competition come from:

- Local Community Banks
- Credit Unions
- Regional Banks
- Small Loan Companies
- Other Financial Service Companies

There are no concentrations of loans that, if lost, would have a materially adverse effect on the business of the Bank. The Bank's loan portfolio does not have a material concentration within a single industry or group of related industries that are vulnerable to the risk of a near-term severe impact.

On December 31, 2001, the Bank had 172 full-time equivalent employees, including officers and part-time employees.

The Company is subject to the regulation of:

- The Securities and Exchange Commission
- The Federal Reserve Board

The Bank is subject to the regulations of:

- The Pennsylvania Department of Banking
- The Federal Deposit Insurance Corporation

Accounting policies and procedures are designed to comply to accounting principles, generally accepted in the United States of America (GAAP).

Applicable regulations relate to, among other things:

- operations
- securities
- risk management
- consumer compliance
- mergers
- reserves
- dividends
- branches
- capital adequacy
- consolidation

The Bank is examined by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation on an alternate year basis. The last examination was conducted by the Federal Deposit Insurance Corporation at June 30, 2001.

Beside historical information, this Form 10-K contains forward-looking statements. Forward-looking statements are subject to uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Important factors that might cause differences include, but are not limited to, those discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations". We caution readers not to place undue reliance on these forward-looking statements. The forward-looking statements reflect management's analysis only as of December 31, 2001. The Company undertakes no obligation to update these forward-looking statements to reflect circumstances that arise after December 31, 2001. Readers should carefully review the risk factors described in other documents the Company files with the Securities and Exchange Commission. Such documents include Quarterly Reports on Form 10-Q.

Forward-looking statements by their nature are subject to assumptions, risks and uncertainties. For a variety of reasons, actual results could differ materially from those contained or implied by the forward-looking statements:

- Interest rates could change more quickly or dramatically than expected.
- Significant unexpected economic change may effect the ability to attract or maintain sources of funding.
- Loan demand and/or repayment could change in unanticipated ways.
- Capital market disruptions could have a negative effect on the Company's financial condition and the Company's ability to raise funds by a capital issuance.
- Strategic initiatives, designed to enhance the Company's performance, may take longer than planned.
- Acquisition of assets could affect the Company in ways that have not been anticipated.
- The Company could become subject to new and unexpected accounting, tax or regulatory practices or requirements.

2. PROPERTIES

The Company and the Bank are headquartered at the main office on the corner of Blakely and Drinker Streets in Dunmore, Pennsylvania. The main office is a full-service banking center with a walk-up window, drive-in and two twenty-four hour automated teller machines (ATM). Administrative offices, some operational departments and customer service areas are in this building. Trust and personal investment services are available at the main office. There is limited space available for future use. The main office complex is free of any encumbrances.

The Keystone Industrial Park Branch (KIP) in Dunmore, Pennsylvania, is a full-service branch with a drive-in and a twenty-four hour ATM. KIP is free of encumbrances.

One Scranton facility operates from leased space in the Green Ridge Shopping Center. The branch is a full-service branch and has an ATM with twenty-four hour access.

A second Scranton office is in a leased facility located at 139 Wyoming Avenue, Scranton, Pennsylvania. The branch has a walk-up window and provides full service to the downtown Scranton market.

The Financial Center at 338 North Washington Avenue in Scranton, Pennsylvania uses the entire second floor and a portion of the first floor for operations. The remainder of the first floor is a full service branch with a twenty-four hour ATM. A portion of the third floor is currently leased to a non-related entity. Loan operations will occupy the remainder of the third floor in 2002. The Company owns the property free of encumbrance. The Company also owns, free of encumbrance, an adjacent building, which is leased to a non-related entity.

The Abington office is situated on the Morgan Highway in Clarks Summit, Pennsylvania. The building from which the branch operates is leased. The branch provides full-service banking, including a twenty-four hour ATM and drive-in, to our customers located throughout the greater Abington market area.

There is a limited banking facility for employees and patients of the Clarks Summit State Hospital, located within the hospital at Clarks Summit, Pennsylvania. The office is leased under a lease for service provided agreement, from the hospital.

The Bank operates a full-service branch in Bruno's Supermarket at 403 Kennedy Boulevard, Pittston, Pennsylvania. The office contains a twenty-four hour ATM. The space in the supermarket is leased. The office provides service to the Bank's clientele in Luzerne County, Pennsylvania.

Another full-service branch with a twenty-four hour ATM is located in the Insalaco Shopping Center at 801 Wyoming Avenue, West Pittston, Pennsylvania. The leased facility provides additional service to the Luzerne County market.

A full service office with a twenty-four hour ATM and drive-in operates from leased space at 4010 Birney Avenue, Moosic, Pennsylvania. The branch provides a geographic link between the Lackawanna and Luzerne County offices.

Providing full service to the Bank's upper valley clientele is the Peckville branch at 1598 Main Street, Peckville, Pennsylvania. The facility is leased and has a twenty-four hour ATM and drive-in.

The Bank expanded its coverage in Luzerne County with the opening of the Kingston office at 247 Wyoming Avenue, Kingston, Pennsylvania. The branch, opened on April 26, 2001, is a full-service office with a drive-in and a twenty-four hour ATM. The Kingston office is leased.

Plans are under way to open another full-service branch in Lackawanna County during 2002. The Eynon branch located on Route 6 business Eynon, Pennsylvania, will be a leased office with a drive-in and a twenty-four hour ATM.

The Bank has contracted space for free standing twenty-four hour ATMs at:

- 320 So. Blakely St. Dunmore, Pennsylvania
- Marywood University Scranton, Pennsylvania
- Lackawanna County Stadium Moosic, Pennsylvania
- Montage Mountain Ski Lodge Scranton, Pennsylvania
- 300 Meadow Ave. Scranton, Pennsylvania
- Route 307 Covington Township, Pennsylvania
- 511 Main St. Childs, Pennsylvania

Another free standing twenty-four hour ATM, from which the Bank contracts space, at 1650 W. Main St. Stroudsburg, Pennsylvania, opened during January 2002.

None of the lessors of the properties leased by the Bank are affiliated with the Company or the Bank.

The Company owns two adjacent residential properties in Clarks Green, Pennsylvania. The properties are being rented to parties not affiliated with the Company. Originally it was the intention of the Bank to construct a branch at this location. However, that plan was discontinued with the opening of the Abington office. The sale of both properties is currently being negotiated.

The Bank owns a commercial facility located at 116 - 118 N. Blakely Street Dunmore, Pennsylvania. The facility is currently leased by a non-related entity. The property was acquired for future expansion.

Foreclosed Assets held for sale are:

- Two residential properties in Scranton, Pennsylvania.
- A commercial property in Daleville, Pennsylvania.
- A commercial property in Eynon, Pennsylvania.

A sales agreement for the Eynon property was signed in January 2002 with an unrelated party. After the sale, a portion of the property will be leased back to the Bank for the new Eynon branch.

The Bank also holds various vehicles that were either repossessed or were expired leases during 2001.

All foreclosed properties are listed for sale. Repossessed assets are sold at auction. Foreclosed properties and repossessed assets are recorded on the Company's balance sheet at the lower of cost or fair value. The Bank does not expect to incur any material losses from the sale of these assets.

Expired leases are recorded at their residual value. The Bank carries insurance, which may pay off some of or all of the difference between the vehicle's residual value and the auction sale price. Any deficiency between the residual value and sales price is charged against current earnings. The Bank does not expect to incur any material losses from the sale of these assets.

3. LEGAL PROCEEDINGS

In the Company's opinion, there are no proceedings pending to which the Company and or Bank is a party or to which its property is subject, which, if decided against the Company, would be of material consequence to the Company's financial condition. There are no material proceedings pending or contemplated against the Company by government authorities.

4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

Part 2

5. MARKET FOR THE BANK'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Shareholders requesting information about the Company's common stock may contact the Company's Chairman of the Board and President, Michael F. Marranca or the Chief Executive Officer, Joseph J. Earyes. Requests may be mailed to:

Fidelity D & D Bancorp, Inc.
Blakely and Drinker St.
Dunmore, Pa. 18512
(570) 348-4357

The common stock of the Company is traded on the over-the-counter bulletin board under the symbol FDBC.

The following table lists the quarterly cash dividends paid and the range of bid and asked prices for the Company's common stock. Such over-the-counter prices do not include retail mark-ups, markdowns, or commissions. The table also may not represent actual transactions.

	2001			2000		
	Prices		Dividends	Prices		Dividends
	High	Low	Paid	High	Low	Paid
1st Quarter	$37.375	$36.00	$ .1875	$36.12	$35.12	$.1875
2nd Quarter	$37.00	$35.50	$ .20	$37.38	$35.25	$.1875
3rd Quarter	$37.00	$35.90	$ .20	$38.00	$35.75	$.1875
4th Quarter	$37.75	$36.40	$ .20	$37.75	$37.00	$.1875

The Company expects to continue paying similar dividends in the future. However, future dividends are dependent on earnings, the capital needs of the Company and other factors. Prior to the formation of the Company, the Bank paid dividends on a quarterly basis for over thirty years. Dividends are determined and declared by the Board of Directors. For a further discussion of regulatory capital requirements see Note 15 "Regulatory Matters", contained within the Notes to Consolidated Financial Statements.

The Company had approximately 1,412 shareholders at February 28, 2002 and approximately 1,412 at December 31, 2001. The number of shareholders is the actual number of individual shareholders of record. Security depositories are considered as individual shareholders for the purpose of determining the approximate number of shareholders.

The Company has established a Dividend Reinvestment Plan for its shareholders. The Plan is designed to make the Company's stock more available to our shareholders and to raise additional capital for future needs.

6. Selected Financial Data

Assets, Deposits and Capital	2001	2000	1999	1998	1997
Total assets	$ 569,029,838	$ 491,077,054	$ 446,569,505	$ 348,069,896	$ 289,758,826
Total investment securities	$ 153,973,988	$ 119,756,391	$ 109,262,221	$ 78,607,860	$ 72,712,902
Net loans	$ 353,976,324	$ 333,600,975	$ 296,193,518	$ 235,430,079	$ 194,516,933
Loans available-for-sale	$ 16,150,020	$ 9,953,958	$ 4,895,124	$ 8,527,076	$ 7,885,791
Total deposits	$ 407,778,728	$ 339,310,328	$ 294,366,985	$ 239,734,390	$ 217,771,895
Total shareholders' equity	$ 40,172,230	$ 37,215,063	$ 31,841,549	$ 33,745,541	$ 28,183,276
Operating Results					
Total interest income	$ 36,379,689	$ 35,085,780	$ 28,541,051	$ 23,443,709	$ 21,018,230
Total interest expense	(20,853,631)	(21,468,230)	(15,375,799)	(12,308,632)	(10,639,884)
Net interest income	15,526,058	13,617,550	13,165,252	11,135,077	10,378,346
Provision for loan losses	(2,474,637)	(1,158,260)	(530,000)	(646,000)	(622,800)
Net interest income after provision for loan losses	13,051,421	12,459,290	12,635,252	10,489,077	9,755,546
Other income	3,701,578	3,005,218	2,227,787	1,902,734	1,303,470
Other expense	(11,998,997)	(11,699,489)	(10,170,458)	(7,609,162)	(6,583,334)
Income before provision for income taxes	4,754,002	3,765,019	4,692,581	4,782,649	4,475,682
Provision for income taxes	(905,866)	(558,391)	(894,888)	(1,246,760)	(1,185,008)
Net income	$ 3,848,136	$ 3,182,628	$ 3,797,693	$ 3,535,889	$ 3,290,674
Effective tax rate	19.05%	15.47%	19.07%	26.07%	26.48%
Net income per share*	$ 2.12	$ 1.76	$ 2.12	$ 2.08	$ 1.98
Net income per share (diluted)*	$ 2.12	$ 1.76	$ 2.12	$ 2.08	$ 1.98
Dividends declared	$ 1,426,097	$ 1,366,075	$ 1,344,141	$ 1,200,409	$ 1,062,530
Dividends per share*	$ 0.79	$ 0.76	$ 0.75	$ 0.70	$ 0.64
Weighted average number of shares outstanding*	1,811,391	1,803,674	1,792,232	1,697,108	1,665,988
Actual shares outstanding at year end	1,819,168	1,806,274	900,392	893,647	837,260
Dividend payout ratio	37.06%	42.92%	35.39%	33.95%	32.29%
Return on average assets	0.72%	0.67%	0.94%	1.13%	1.20%
Return on average equity	9.64%	9.54%	11.42%	11.78%	12.43%
Equity to assets	7.06%	7.58%	7.13%	9.70%	9.73%
Equity to deposits	9.85%	10.97%	10.82%	14.08%	12.94%

* Based on weighted average shares and adjusted for the stock exchange in 2000.

Amounts reported for the years 1997 through 2000 have been restated as disclosed in Note 2 of the Notes to Consolidated Financial Statements contained herein.

7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS and 7a QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by Item 7a is set forth at Item 7 "Liquidity Management and Interest Rate Sensitivity" contained within Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) and incorporated herein by reference.

Critical Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect many of the reported amounts and disclosures. Actual results could differ from these estimates.

A material estimate that is particularly susceptible to significant change is the determination of the allowance for loan losses. Management believes that the allowance for loan losses is adequate and reasonable. The Company's methodology for determining the allowance for loan losses is described in a separate section later in Management's Discussion and Analysis. Given the very subjective nature of identifying and valuing loan losses, it is likely that well-informed individuals could make materially different assumptions, and could, therefore calculate a materially different allowance value. While management uses available information to recognize losses on loans, changes in economic conditions may necessitate revisions in future years. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize adjustments to the allowance based on their judgments of information available to them at the time of their examination. Further, a task force of the American Institute of Certified Public Accountants is working on detailed implementation guidance for calculating the allowance for loan losses. Implementation of that detailed implementation guidance, which may be issued in 2002, could result in an adjustment to the allowance.

Another material estimate is the calculation of fair values of the Company's investment securities. The Company receives estimated fair values of investment securities from an independent valuation service through a broker. In developing these fair values, the valuation service uses estimates of cash flows, based on historical performance of similar instruments in similar interest rate environments. Based on experience, management is aware that estimated fair values of investment securities tend to vary among valuation services. Accordingly, when selling investment securities, management typically obtains price quotes from more than one source. As described in Notes 1 and 3 of the consolidated financial statements, the large majority of the Company's investment securities are classified as available-for-sale. Accordingly, these securities are carried at fair value on the consolidated balance sheet, with unrealized gains and losses excluded from earnings and reported separately through accumulated other comprehensive income (included in shareholders' equity).

The fair value of residential mortgage loans classified as available-for-sale is obtained from the Federal National Mortgage Association (Fannie Mae). The fair value of SBA loans classified as available-for-sale is obtained from an outside pricing source. The market to which the Bank sells mortgage and other loans is restricted and price quotes from other sources are not typically obtained. Further discussion on the accounting treatment of available-for-sale loans is in the section entitled "Loans available-for-sale", contained within Management's Discussion and Analysis.

All significant accounting policies are contained in Note 1 "Nature of Operations and Summary of Significant Accounting Policies", contained within the Notes to Consolidated Financial Statements, and incorporated herein by reference.

The following discussion and analysis presents the significant changes in the results of operations and financial condition of the Company and its wholly-owned subsidiary, the Bank. This discussion should be read in conjunction with the consolidated financial statements and notes included in this report.

A comparison of balance sheet accounts and percentage to total assets at December 31, 2001, 2000 and 1999:

(Thousands of Dollars)

	2001		2000		1999	
	Amount	Percent	Amount	Percent	Amount	Percent
Assets						
Cash and due from banks	$ 19,845	3.49%	$ 5,503	1.12%	$ 6,416	1.44%
Interest-bearing deposits with depository institutions	5,800	1.02	3,277	0.67	11,542	2.58
Investment securities	153,974	27.06	119,756	24.39	109,262	24.47
Net loans	353,976	62.21	333,601	67.93	296,194	66.32
Loans available-for-sale	16,150	2.84	9,954	2.03	4,895	1.10
Accrued interest receivable	3,268	0.57	3,546	0.72	2,971	0.67
Bank premises and equipment	11,514	2.02	11,391	2.32	9,506	2.13
Foreclosed assets held for sale	688	0.12	353	0.07	413	0.09
Other assets	3,815	0.67	3,696	0.75	5,370	1.20
Total assets	$ 569,030	100.00%	$ 491,077	100.00%	$ 446,569	100.00%
Liabilities						
Deposits, noninterest-bearing	$ 53,302	9.37%	$ 47,185	9.61%	$ 37,241	8.34%
Certificates of deposit of $100,000 or more	132,680	23.32	94,718	19.29	66,643	14.92
Other interest-bearing deposits	221,797	38.98	197,407	40.20	190,483	42.65
Short-term borrowings	54,481	9.57	48,025	9.78	60,249	13.49
Other borrowed funds	63,000	11.07	63,000	12.82	57,305	12.83
Accrued interest payable and other liabilities	3,598	0.63	3,527	0.72	2,807	0.64
Total liabilities	528,858	92.94	453,862	92.42	414,728	92.87
Shareholders' equity	40,172	7.06	37,215	7.58	31,841	7.13
Total liabilities and shareholders' equity	$ 569,030	100.00%	$ 491,077	100.00%	$ 446,569	100.00%

The year 2001

Balance Sheet, Liabilities:

Deposits:

Due to the economic volatility experienced throughout 2001, many investors moved funds from mutual funds into insured financial institutions. The Bank experienced growth in most deposit segments in reaction to market conditions. A $18,209,000 increase in internet-generated deposits in 2001, clearly reflects this trend.

Internet-generated deposits of $26,449,000 comprise 6.49% of total deposits at December 31, 2001, whereas they were only 2.43% of total deposits at December 31, 2000. Approximately $8,500,000 of these deposits were certificates of deposit (CDs) with terms exceeding twelve months. During the fourth quarter of 2001, the Bank lowered the rates on internet-generated CDs and as a planned result the growth in internet-generated deposits stopped.

With the flatness in the national economy predicted for 2002, the Bank anticipates that it will retain internet-generated deposit accounts for the near future.

Among the reasons cited by depositors as to why they selected the Bank are:

- Courtesy and professionalism of staff
- Expanded branch network
- Extended Banking hours
- Products and services offered
- Internet services
- Other banking relationships

Personal demand deposit accounts (DDAs) increased $3,051,000 or 15.82% from $19,283,000 at December 31, 2000, to $22,334,000 at December 31, 2001. Part of the growth is attributed to recent branch expansion. For example, the new Kingston office had $273,000 in personal DDAs at December 31, 2001. Personal DDAs at the Peckville office, which opened in February 2000, increased $217,000 during 2001.

Commercial DDAs and Public Fund DDAs grew $4,302,000 or 19.40% from $22,180,000 at December 31, 2000, to $26,482,000 at December 31, 2001. Increased commercial lending relationships contributed to the growth in commercial deposits, as also did the successful marketing of commercial deposit products.

Commercial products include:

- Sweep accounts
- Merchant Credit Card Processing
- Lock box operation
- Flex Cash Manager
- Fidelity @ Work

Official Bank checks issued and outstanding decreased $1,237,000 from $5,723,000 at December 31, 2000, to $4,486,000 at December 31, 2001.

As a net result of these changes, total noninterest-bearing deposits grew $6,116,000 or 12.96% from $47,186,000 at December 31, 2000, to $53,302,000 at December 31, 2001. The increase in noninterest-bearing deposits represents 9.06% of the growth in total deposits during 2001.

Interest-bearing deposits increased $62,352,000 or 21.34% from $292,125,000 at December 31, 2000, to $354,477,000 at December 31, 2001.

Savings and club accounts collectively increased $2,029,000 in 2001.

Due to the drop in deposit rates throughout 2001, NOW accounts and money market deposits declined $2,191,000 and $7,980,000, respectively. A portion of this decrease was transferred into CDs, as depositors favored a guaranteed rate over liquidity.

CDs rose $70,494,000 or 34.20%. Personal CDs grew $32,601,000 or 21.35%. Nonpersonal CDs grew $19,739,000 or 40.76%. Public fund CDs increased $18,154,000 or 73.32% over year-end 2000.

The maturity distribution of CDs $100,000 or more at December 31, 2001 is as follows:

3 Months or less	3 – 6 Months	6 – 12 Months	Over 12 Months	Total
$34,870,205	$10,697,915	$26,123,776	$60,988,099	$132,679,995

The over 12 months maturity distribution of CDs $100,000 or more increased $16,591,000 over 2000. This category represents 14.96% of total deposits at December 31, 2001 as compared to 13.08% in 2000. The increase provides the Bank with a stable source of funds for future requirements.

Total public fund deposits of $54,510,000 represent 13.37% of total deposits at December 31, 2001. Public funds at December 31, 2001 increased 17.59% over 2000. CDs comprise $44,855,000 of public fund deposits.

Bank policy states that public fund deposits with original maturities of one year or less cannot exceed 25% of total assets. At December 31, 2001 that ratio was 3.35%. Many of the public entities have had deposit relations with the Bank for a number of years. Other relations developed through branch expansion. While there may be a higher degree of risk in retaining these deposits due to funding and earnings requirements of these depositors, the Bank is confident that it can maintain and increase this important source of funds. At the end of 2001, total deposits had grown $68,469,000 or 20.18% from $339,310,000 at December 31, 2000, to $407,779,000 at December 31, 2001.

Short-term borrowings:

With the increase in deposits and repurchase agreements (Repos), the Bank paid off short-term borrowings at the Federal Home Loan Bank of Pittsburgh (FHLB) which were $10,950,000 at December 31, 2000.

Repos are included with short-term borrowings on the balance sheet (see Note 8 "Short-term Borrowings", contained within the Notes to Consolidated Financial Statements). Repos increased $18,271,000 or 50.77% from $35,987,000 at December 31, 2000 to $54,258,000 at December 31, 2001. Sweep accounts comprise approximately 74% of Repos. A sweep account transfers excess noninterest-bearing DDA funds into an interest-bearing Repo on a daily basis.

Long-term debt:

Long-term debt consists of borrowings from the FHLB. The weighted-average rate on funds borrowed at December 31, 2001, was 5.59%. The weighted-average rate is 166 basis points below the tax-equivalent yield of 7.25% on average earning assets for the year ending December 31, 2001. Rates on the advances are adjustable quarterly, should market rates increase. However, year-end rates on similar FHLB advances are 298 basis points below the rates being paid by the Bank. It is unlikely that FHLB borrowing rates will increase above the rates currently being quoted by the FHLB during 2002. Should this occur, the Bank has the option, at that time, to repay or renegotiate the advances.

At December 31, 2001, the Bank had the ability to borrow an additional $48,000,000 at the FHLB. The FHLB has short, medium and long-term funding products available to the Bank. Most lines of credit extended to banks by other lenders are short-term.

Balance Sheet, Assets:

Total assets of the Company increased $77,953,000 or 15.87% during 2001. The increase is the result of growth primarily in deposits and Repos, as previously discussed, and the retention of profits.

Cash and due from banks:

During the final week of December 2001, the Bank began to process its cash letter through the Federal Reserve Bank, Philadelphia, Pa., (Fed). Cash letters consists of cashed or deposited checks that are not drawn on the Bank and need to be sent for collection. The Fed was selected based on lower processing costs and improved availability of funds collection. It is estimated that the savings will approximate $30,000 annually.

While the transition was in process, correspondent bank balances ran higher than normal. This was done to insure that all processing reports were thoroughly understood in order to avoid potential overdrafts. The Bank anticipates that correspondent balances will return to historic levels during 2002.

Investments:

Total investments had an increase during 2001 of $34,218,000, net of the change in the market value of available-for-sale investments. However, the amount of net change doesn't truly reflect the activity during 2001, which was caused by market volatility.

With the fall in market rates, United States Government Agency bonds of $89,295,000 and municipal securities of $3,820,000 were called during 2001. United States Government Agency bonds of $4,000,000, classified as held-to-maturity, were included in the total amount called. There were no losses incurred on any called bond.

FHLB stock of $1,793,000, net of purchases, was redeemed by the FHLB during 2001. The FHLB requires participants to purchase stock to support borrowings. The FHLB determines the amount of stock required and at times may redeem stock.

Payments on mortgaged-backed securities increased from $1,207,000 during 2000, to $2,820,000 during 2001, as a result of the decline in market rates. Included in the total were payments of $1,234,000 on held-to-maturity bonds.

In 2001, the Bank sold United States Government Agency bonds and municipal investments from the available-for-sale category, having a net book value of $12,000,000 and $2,004,000, respectively, at the time of sale. Included in that amount were securities of $7,000,000 that the Bank had for less than one year, the shortest time period being five months. The remainder had been in the investment portfolio of the Bank between one and ten years. The investments were sold to protect the Bank from call provisions, which all the investments had, and for liquidity purposes.

There were no sales of investments categorized as held-to-maturity in 2001 and there were no trading securities during 2001.

United States Government Agency bonds totaling $137,904,000, mortgage-backed securities of $7,107,000 and preferred term securities of $1,000,000 were purchased in 2001. After careful consideration of the characteristics of the individual securities and their potential reaction to market changes, $18,994,000 United States Government Agency bonds were classified as held-to-maturity. The remaining securities were classified as available-for-sale.

Of the total amount purchased, United States Government Agency bonds with a par amount totaling $33,000,000 had maturities under five years. While the rates on these bonds were less than those with longer maturities, the purchases were made taking potential future market rate changes into consideration. Should rates increase, the proceeds of these bonds at maturity could be reinvested at higher rates quicker than bonds with longer maturities.

Preferred term securities are pooled borrowings by financial institutions located within the United States. The deposits of the institutions are insured by the Federal Deposit Insurance Corporation. The institutions must have a five-year satisfactory operating history and tier 1 capital greater than ten percent. The securities offer a slight diversity in the investment portfolio, approximately 200 basis points above Federal Funds, floating interest rate and five-year call protection.

Classifying bonds as held-to-maturity protects the balance sheet from downward market trends that available-for-sale securities are exposed to. The decision to classify securities as available-for-sale gives the Bank greater flexibility in the management of the investment portfolio and overall liquidity management.

The Bank actively monitors depreciation in the bond portfolio. When an individual bond, classified as available-for-sale, starts to depreciate, the Bank will determine if it is advisable to sell the security and reinvest the proceeds at a higher yield. Such considerations are based on current market conditions and liquidity needs. Even though bonds in the Bank's portfolio may depreciate in market value, the principal and interest of the United States Government Agency bonds, mortgage-backed securities and municipal investments is guaranteed by the issuer.

Investments constituted 27.06% of total assets at December 31, 2001. Held-to-maturity securities were $21,640,000. The remaining $132,334,000 of the portfolio was classified as available-for-sale.

A comparison of investments at year-end for the three previous periods is as follows:

	2001		2000		1999	
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. Government Agencies	$118,229,745	76.78%	$ 81,513,237	68.07%	$ 73,348,911	67.13%
Mortgage Backed Securities	19,349,772	12.57	15,033,019	12.55	7,686,688	7.04
State & Municipal Subdivisions	11,609,765	7.54	17,530,127	14.64	22,556,775	20.64
Preferred Term Securities	1,000,000	0.65	0	0.00	0	0.00
Common Stock	3,784,706	2.46	5,680,007	4.74	5,669,847	5.19
Total	$153,973,988	100.00%	$ 119,756,390	100.00%	$ 109,262,221	100.00%

The distribution of debt securities by stated maturity date at December 31, 2001 is as follows:

	1 Year or less	1-5 Years	5-10 Years	10+ Years	Total
U.S. Government Agencies	$ 0	$ 32,512,284	$ 40,076,787	$ 45,640,674	$ 118,229,745
Mortgage Backed Securities	4,711	5,704	1,641,630	17,697,727	19,349,772
State & Municipal Subdivisions	200,653	985,853	6,235,904	4,187,355	11,609,765
Preferred Term Securities	0	0	0	1,000,000	1,000,000
Total debt securities	$ 205,364	$ 33,503,841	$ 47,954,321	$ 68,525,756	$ 150,189,282

Debt securities are net of unrealized loss on available-for-sale securities. Net unrealized loss on available-for-sale debt securities at December 31, 2001, was $1,912,190. Debt securities do not include common stock, having a market value of $3,784,706 at December 31, 2001.

The tax equivalent yield on debt securities by stated maturity date at December 31, 2001, is as follows:

	1 Year or less	1-5 Years	5-10 Years	10+ Years	Total
U.S. Government Agencies	0.000%	4.502%	5.779%	6.621%	5.751%
Mortgage Backed Securities	7.863	7.000	5.377	6.284	6.207
State & Municipal Subdivisions	6.882	7.298	7.246	7.114	7.196
Preferred Term Securities	0.000	0.000	0.000	3.625	3.625
Total debt securities	6.390%	4.580%	5.960%	6.520%	5.910%

Loans:

Gross loans increased $20,276,000 or 5.99% from $338,699,000 at December 31, 2000, to $358,975,000 at December 31, 2001. Gross loans represent 63.09% of total assets at December 31, 2001.

Loan growth was modest relative to previous years. Growth in the portfolio was slowed by the economic downturn both nationally and locally. As lending rates fell, prepayments on existing loans increased. Loans refinanced at lower rates increased the Bank's exposure to interest-rate risk from potential market upturns. Many new and refinanced loans were classified as available-for-sale, with the intention of immediate sale. As detailed in the "Consolidated Statement of Cash Flows" contained herein, proceeds from the sale of loans in 2001 increased by $15,119,000 over 2000.

For a further discussion on these issues, see the MD&A sections entitled, "Loans available-for-sale" and "Liquidity Management and Interest Rate Sensitivity". Additional discussion is in Note 1 "Nature of Operations and Summary of Significant Accounting Policies – Loans Held for Sale", contained within the Notes to Consolidated Financial Statements, and incorporated herein by reference.

Increases in the amount of non-performing loans and net charge-offs also reflect the economic downturn. For a further discussion of delinquencies and net charge-offs, see the MD&A section entitled "Provision for Loan Losses". Further discussion is in Note 1 "Nature of Operations and Summary of Significant Accounting Policies - Allowance for Loan Losses" and Note 5 "Loans and Leases" contained with in the Notes to Consolidated Financial Statements, and incorporated herein by reference.

As a commitment to the market area, the Bank continues to seek quality loans, both commercial and consumer. However, the results of 2001 caused the Bank to review lending policies and collection efforts. Additional personnel, including a new experienced chief credit officer, were hired late in 2001, to address these concerns.

It is anticipated that the volume of prepayments and refinance requests will decrease, as rates become less volatile. Furthermore, new loans will be structured to better withstand market fluctuations and improved collection efforts should curtail serious delinquencies.

In the final analysis, the commitment of the Bank to our local communities remains strong and the Bank is sufficiently capitalized and structured to deal with these challenges.

Commercial loans at December 31, 2001 represent 49.88% of total gross loans, as compared to 43.29% at December 31, 2000. Commercial loans increased $32,433,000 or 22.12% from $146,611,000 at December 31, 2000, to $179,044,000 at December 31, 2001. The Bank increased the portfolio to improve profitability and to better service our community.

The Bank continues to originate loans using the Small Business Administration (SBA) guaranteed loan program. In return for the Bank funding a loan, which met the criteria of the program, the SBA guarantees a material portion of the principal balance to the Bank, should the borrower default.

Tax-free industrial development loans made to or backed by local municipalities increased 18.03% to $12,112,000 at December 31, 2001.

The Bank participates in the Pennsylvania Capital Access Program (PENNCAP). PENNCAP is a small business lending program whereby the State allocates a reserve fund to be used in the event the Bank were to experience a loss on a loan registered in the program. At December 31, 2001, $5,048,000 commercial loans were registered in this program. Loans registered in the PENNCAP program at December 31, 2001 increased 8.47% over the previous year-end.

The Bank continues to serve the local market with real estate loans. Real estate and construction loan totals of $102,187,000 were 28.47% of gross loans at December 31, 2001. Outstanding balances of real estate loans declined $10,727,000 since December 31, 2000.

In addition to prepayments, residential mortgages of $19,382,000, classified as available-for-sale, were sold on the secondary market. Servicing rights on sold loans were retained by the Bank. Servicing rights are retained so the borrower can still deal directly with the Bank. The loans were sold to provide the Bank with liquidity necessary to meet loan demand and to mitigate potential interest-rate risk from potential market rate increases. At December 31, 2001, the outstanding balance of sold residential mortgage loans in which the Bank retained servicing rights was $53,000,000.

Included with real estate loans are home equity lines of credit. The outstanding balance on the credit lines increased $642,000 or 12.14% from $5,289,000 at December 31, 2000 to $5,931,000 at December 31, 2001.

Consumer loans and direct-financing leases decreased $1,430,000 or 1.81% from $79,174,000 at December 31, 2000, to $77,744,000 at December 31, 2001. A combination of prepayments and the decision not to aggressively seek new leases brought about this decline. Consumer loans also include credit card advances, which increased $215,000 or 7.29% to $3,162,000 at December 31, 2001.

In addition to direct issuance of credit cards, the Bank issues cards under an Affinity Credit Card program. Affinity Cards are initially offered to cardholders at below market rates for a predetermined time. After the time expires, the cards are repriced at rates usually slightly below market rates. A percent of the interest charged is donated to a named entity. Participating with the Bank in the program are:

- Saint Joseph's Center, Dunmore, Pennsylvania
- Cities of Pittston and West Pittston, (Jointly)
- Basilica of the National Shrine of St. Ann, Scranton, Pennsylvania

At December 31, 2001, the outstanding balance on Affinity Cards was $1,211,000, or 38.30% of the outstanding credit card portfolio. The Bank is pursuing new program participants for 2002.

A comparison of loans by amount at year-end for the five previous periods is as follows (all loans are domestic):

	2001	2000	1999	1998	1997
Real estate	$ 96,740,226	$ 109,942,570	$ 111,242,490	$ 99,955,640	$ 87,931,770
Consumer	67,782,196	66,441,389	64,998,362	47,549,512	38,673,662
Commercial	179,043,816	146,610,685	113,061,093	85,425,708	67,201,013
Direct financing leases	9,961,967	12,733,075	5,710,579	2,248,990	1,536,074
Real estate construction	5,446,870	2,971,504	5,335,753	3,810,975	2,568,997
Gross loans	358,975,075	338,699,223	300,348,277	238,990,825	197,911,516
Less:					
Unearned discount	1,256,818	1,833,968	982,384	553,033	585,517
Allowance for loan losses	3,741,933	3,264,280	3,172,375	3,007,713	2,809,066
Net Loans	$ 353,976,324	$ 333,600,975	$ 296,193,518	$ 235,430,079	$ 194,516,933
Loans available-for-sale	$ 16,150,020	$ 9,953,958	$ 4,895,124	$ 8,527,076	$ 7,885,791

A comparison of gross loans by percent at year-end for the five previous periods is as follows:

	2001	2000	1999	1998	1997
Real estate	26.95%	32.46%	37.04%	41.82%	44.43%
Consumer	18.88	19.62	21.64	19.90	19.54
Commercial	49.88	43.29	37.64	35.74	33.96
Direct financing leases	2.77	3.76	1.90	0.94	0.78
Real estate construction	1.52	0.87	1.78	1.60	1.29
Gross loans	100.00%	100.00%	100.00%	100.00%	100.00%

There are no concentrations of loans to a number of borrowers engaged in similar activities exceeding 10% of total loans, that are not otherwise disclosed as a category in tables above.

The following table sets forth the maturity distribution of the loan portfolio at December 31, 2001. Excluded from the table are non-construction real estate loans, consumer loans and direct financing leases (amounts in thousands):

	1 Year or less	1-5 Years	More than 5 Years	Total
Commercial Loans	$51,482	$49,655	$ 77,907	$ 179,044
Real estate construction	5,447			5,447
Total	$ 56,929	$49,655	$ 77,907	$ 184,491

The following table sets forth the sensitivity changes in interest rates for commercial and real estate construction loans at December 31, 2001 (amounts in thousands):

	1-5 Years	More than 5 Years	Total
Fixed interest rate	$17,657	$21,814	$ 39,471
Variable interest rate	31,998	56,093	88,091
Total	$49,655	$77,907	$127,562

Loans available-for-sale:

Loans are classified as available-for-sale at origination. Should market rates increase, fixed rate loans and loans not immediately repricable would no longer produce yields consistent with the current market. To protect the Bank from interest-rate risk, loans meeting these conditions may be classified as saleable. Certain consideration is also given to current liquidity needs.

Fees or costs associated with loan originations are capitalized and charged or credited to loan income over the term of the loan. The measures apply to both available-for-sale and held-to-maturity loans.

Saleable loans are carried on the balance sheet at the lower of cost or fair value. If the fair value falls below cost, the difference is charged to current earnings. Appreciation in the portfolio is credited to current earnings, only to the extent of previous write-downs below cost.

Due to the falling rate environment experienced in 2001, the Bank increased loans available-for-sale by $6,196,000 or 62.25% to $16,150,000 at December 31, 2001 due to concern of potential interest-rate risk.

Bank premises and equipment, net:

Additions to premises and equipment were $1,224,000 before depreciation of $1,101,000 in 2001. Improvements to and equipping the new Kingston branch accounted for $718,000 of the increase. The remainder was used for system improvements and the expansion of the ATM network.

Foreclosed assets held for sale:

The $335,000 increase was primarily due to repossessed vehicles and from vehicles returned at the expiration of direct financing lease agreements.

The year 2000

Balance Sheet, Liabilities

Personal DDAs increased $2,141,000 or 12.49% from $17,158,000 at December 31, 1999, to $19,299,000 at December 31, 2000. During 2000, the Bank accepted personal deposits of $13,000 from internet-generated accounts.

Commercial DDAs and Public Fund DDAs grew $3,812,000 or 20.75% from $18,368,000 at December 31, 1999, to $22,180,000 at December 31, 2000. Commercial deposits grew as a result of increased commercial lending relationships and the successful marketing of Bank products designed for the commercial segment.

Official Bank checks issued and outstanding increased $3,991,000 from $1,716,000 at December 31, 1999, to $5,707,000 at December 31, 2000.

As a net result of these changes noninterest-bearing deposits grew $9,944,000 or 26.70% from $37,242,000 at December 31, 1999, to $47,186,000 at December 31, 2000. The increase in noninterest-bearing deposits represents 22.13% of the growth in total deposits during 2000.

Interest-bearing deposits increased $34,999,000 or 13.61% from $257,126,000 at December 31, 1999, to $292,125,000 at December 31, 2000.

NOW accounts increased $7,434,000 or 24.16% during 2000. The growth was based on the tiered Super NOW account that has a monthly interest rate based on a discount of the most current auction of the 13-week United State Treasury bill. During 1999, NOW accounts increased $16,014,000. During 2000, the Bank accepted deposits of $37,000 from internet-generated accounts.

Money market deposit accounts and savings accounts declined $10,004,000 or 17.69%. During 1999, these deposits grew $7,388,000. The decrease, during 2000, in money market and savings deposits was caused in part by the transfer of funds into the higher rate NOW accounts and certificates of deposit (CDs).

CDs rose $37,540,000 or 22.27%. Personal CDs grew $13,090,000 or 9.38%. Non-personal CDs grew $16,642,000 or 138.17%. Public fund CDs increased $7,808,000 or 46.06% over year-end 1999. During 2000, the Bank accepted brokered deposits of $9,851,000 for liquidity purposes. The Bank also accepted $8,190,000 in new CDs from the internet.

At the end of 2000, total deposits had grown $44,943,000 or 15.27% from $294,367,000 at December 31, 1999, to $339,310,000 at December 31, 2000.

The success at gathering new deposits by branch expansion is evidenced by the deposit totals at the locations opened during the last twenty-four months. Total deposits at the three branches opened during 1999 increased $13,489,000 during 2000. The Peckville office, in eleven months, had deposit totals of $9,410,000 at December 31, 2000. Those branches contributed 50.97% of the total growth in deposits during 2000.

Short-term Borrowings:

Having successfully passed the advent of "Year 2000", the Bank reduced short-term borrowings at the Federal Home Loan Bank (FHLB) by $19,650,000, from $30,600,000 at December 31, 1999, to $10,950,000 at December 31, 2000. Repurchase Agreements (Repos) are included with short-term borrowings, on the balance sheet. Repos increased

$7,500,000 or 26.33% from $28,487,000 at December 31, 1999, to $35,987,000 at December 31, 2000. Sweep accounts comprise approximately 70% of Repos.

Long-term debt:

The Bank repaid maturing long-term debt of $1,305,000 at the FHLB in 2000. As interest rates increased during 2000, the Bank restructured $41,000,000 variable rate long-term debt at the FHLB. The purpose of the restructure was to minimize the increase in interest expense. Another $7,000,000 was borrowed in long-term funds from the FHLB to fund loan demand and for other liquidity needs. The weighted-average rate on funds borrowed at December 31, 2000 was 5.59%. The weighted-average rate is 236 basis points below the tax equivalent yield of 7.95% on average earning assets for the month ending December 31, 2000.

Balance Sheet, Assets:

Total assets of the Company increased $44,508,000 or 9.97% during 2000. The increase is the result of growth in the liability section, as previously discussed, and the retention of profits.

Cash and Due from Banks:

At December 31, 1999, total cash and due from banks was $17,957,000. This amount was established to provide additional liquidity in the event of any Year 2000 problems. Of that amount $11,542,000 was in an interest-bearing account at the Federal Home Loan Bank. Having successfully passed year-end 1999, the Bank reduced the level of additional cash and cash equivalents by $9,178,000 at December 31, 2000, to more historic levels. The funds were used to paydown short-term borrowings.

Investments:

Total investments had an increase during 2000 of $10,494,000, net of the change in the market value of available-for-sale investments.

United States Government Agency bonds totaling $4,000,000 par value, having a weighted average rate of 8.01%, and Pennsylvania municipal bonds with a par value of $1,860,000 and a weighted average tax-equivalent rate of 8.02%, were purchased in 2000. The investments were classified as available-for-sale.

The Bank sold certain qualifying residential mortgage loans totaling $8,329,000 to FNMA and immediately repurchased the assets as investments (mortgage backed securities). The purpose of this strategy was threefold:

- A) The principal and interest is guaranteed by FNMA, thereby mitigating any potential loss of repayment.
- B) The investments are eligible to be pledged for Public Fund deposits.
- C) The Bank retained servicing rights. This means the borrower still deals directly with the Bank and the Bank receives a fee for servicing the loans.

Since it was determined that the securities would not be sold in the future, the Bank classified them as held-to-maturity. This classification protects the balance sheet from downward market trends that available-for-sale securities are exposed to.

Municipal securities and other investments of $1,898,000 were purchased in 2000. Those assets were categorized as available-for-sale. One municipal security of $150,000 was called in 2000.

In 2000, the Bank sold municipal investments from the available-for-sale category having a net book value of $7,466,000 at the time of sale. Included in that amount were securities of $1,412,000 that the Bank had for less than one year, the shortest time period being six months. The remainder had been assets of the Bank between two and nine years. The investments were sold to protect the Bank from call provisions, which all the investments had, and for liquidity purposes.

There were no sales of investments categorized as held-to-maturity during 2000 and there are no trading securities in 2000.

Investments constituted 24.39% of total assets at December 31, 2000. Held-to-maturity securities were $7,879,000. The remaining $111,877,000 of the portfolio was classified as available-for-sale. The decision to classify securities as available-for-sale gives the Bank greater flexibility in the management of the investment portfolio.

The tax equivalent yield on debt securities by stated maturity date at December 31, 2000, is as follows (yields are based on amortized cost):

	1 Year or less	1-5 Years	5-10 Years	More than 10 Years	Total
U.S. Government Agencies	0.000%	6.005%	6.574%	6.946%	6.809%
Mortgage Backed Securities	0.000	7.567	6.448	6.534	6.531
State & Municipal Subdivisions	7.120	7.289	7.297	7.297	7.293
Total debt securities	7.120%	6.592%	6.714%	6.914%	6.847%

Loans:

Gross loans increased $38,351,000 or 12.77% from $300,348,000 in 1999, to $338,699,000 in 2000. Gross loans represent 68.97% of total assets at December 31, 2000.

Commercial loans at December 31, 2000 represent 43.29% of total gross loans, as compared to 37.64% at December 31, 1999. Commercial loans increased $33,550,000 or 29.67% from $113,061,000 at December 31, 1999, to $146,611,000 at December 31, 2000. The Bank increased the portfolio to improve profitability and to better service our community.

At December 31, 2000, the outstanding balance of SBA loans was $4,904,000, a 12.26% increase over 1999.

Tax-free industrial development loans made to or backed by local municipalities increased 41.72% to $10,262,000 at December 31, 2000.

Throughout the year, the Bank has worked closely with Northeast Pennsylvania Economic Development Council, City of Scranton Office of Economic Community Development and the Pennsylvania Economic Development Finance.

Real estate and construction loans of $112,914,000 were 33.34% of gross loans at December 31, 2000. While the outstanding balance of real estate loans at December 31, 2000 were $3,664,000 less than the balances at December 31, 1999, several factors must be considered. As detailed in the discussion of investments, fixed rate residential mortgages of $8,329,000 were securitized through FNMA and reclassified as investments. In addition, residential mortgages of

$8,383,000 were sold on the secondary market, with the Bank retaining the servicing rights. The loans were sold to provide the Bank with liquidity necessary to meet loan demand.

Included with real estate loans are home equity lines of credit. The outstanding balance on the credit lines increased $829,000 or 18.59% from $4,460,000 at December 31, 1999, to $5,289,000 at December 31, 2000.

Consumer loans increased $1,443,027 or 2.22% from $64,998,000 at December 31, 1999, to $66,441,000 at December 31, 2000. The largest portion of consumer loans are simple interest loans secured by vehicles. At December 31, 2000 auto loans were $28,045,000.

During 2000, the Bank sold $7,000,000 loans secured by vehicles that had been initiated by car dealers. The Bank reviewed the loans in an attempt to retain the borrowers who had other relationships with the Bank. The loans were sold without recourse and servicing rights. The loans were sold to provide liquidity.

Credit card outstanding balances increased $1,450,000 or 96.82% from $1,497,000 at December 31, 1999, to $2,947,000 at December 31, 2000.

In 2000, the Bank started an Affinity Credit Card program. At December 31, 2000, the outstanding balance on Affinity Cards was $1,264,000.

Direct financing leases increased $7,022,000 or 122.97% from $5,711,000 at December 31, 1999, to $12,733,000 at December 31, 2000. The growth primarily resulted from increased demand from auto dealers for consumer auto leases.

There are no concentrations of loans to a number of borrowers engaged in similar activities exceeding 10% of total loans that are not otherwise disclosed as a category in tables above.

The Bank sold residential real estate mortgage loans in 2000. At December 31, 2000, the outstanding balance of sold residential mortgage loans in which the Bank retained servicing rights was $42,631,000.

The following table sets forth the maturity distribution of the loan portfolio at December 31, 2000. Excluded from the table are real estate loans, consumer loans and direct financing leases (amounts in thousands):

	1 Year or less	1-5 Years	More than 5 Years	Total
Commercial Loans	$ 45,214	$ 40,539	$ 60,858	$ 146,611
Real estate construction	2,972			2,972
Total	$ 48,186	$ 40,539	$ 60,858	$ 149,583

The following table sets forth the sensitivity changes in interest rates for commercial and real estate construction loans at December 31, 2000 (amounts in thousands):

	1-5 Years	More than 5 Years	Total
Fixed interest rate	$ 25,768	$ 20,775	$ 46,543
Variable interest rate	14,771	40,083	54,854
Total	$ 40,539	$ 60,858	$ 101,397

Fixed Assets:

Fixed asset additions were $2,930,000 in 2000.

Main Office and KIP renovations were $1,393,000 and $393,000, respectively. The renovations were made to modernize and improve both facilities. Another $55,000 was capitalized for system upgrades and furniture at the newly remodeled KIP branch.

The Bank acquired a commercial property in Dunmore for future expansion. The acquisition cost was $128,000.

Leasehold improvements of $198,000 and furniture and fixture additions of $120,000 were needed to open the new Peckville branch.

Additions to furniture and fixtures for system hardware and software requirements were $363,000 during 2000.

Other Assets:

Due to the market appreciation of available-for-sale investments, the deferred tax asset of $2,408,000 at December 31, 1999, was reduced $1,725,000 to $683,000 at December 31, 2000.

Mortgage servicing rights increased $129,000 from $123,000 at December 31, 1999 to $252,000 at December 31, 2000, due to the mortgages sold during 2000.

Capital Resources

The Bank's major source of capital has been from the retention of earnings, as reflected below:

	Net Income	Dividends Declared	Earnings Retained
2001	$ 3,848,136	$ 1,426,097	$ 2,422,039
2000	3,182,628	1,366,075	1,816,553
1999	3,797,693	1,344,141	2,453,552
1998	3,535,889	1,200,409	2,335,480
1997	3,290,674	1,062,530	2,228,144

Capital was further increased in 2001, through the Dividend Reinvestment Plan (DRIP). Shareholders reinvested $420,000 in dividends to purchase additional shares of stock.

The reinvestment in 2001 was greater than 2000 but more in line with 1999. During 2000, the Bank's DRIP ended when it merged with the Company. The Company had to receive regulatory approval for its own DRIP and during the process two dividend payments were disbursed. After the approval was granted, shareholders had to apply to become part of the Company's DRIP.

Capital was affected by changes in market rates, which caused a $63,000 improvement, net of deferred taxes, in the fair value of investments classified as available-for-sale. At December 31, 2000, the Bank reported a net unrealized loss on AFS securities of $1,325,000. At December 31, 2001, the loss was reduced to $1,262,000.

Fluctuations in the capital markets cause frequent changes in the fair value of available-for-sale securities. A future decline in value should not indicate a material weakness in the capital position of the Company. The Company monitors market conditions closely and is prepared to take remedial action when appropriate.

Capital is evaluated in relation to total assets and the risk associated with those assets. With greater capital resources, a bank is more likely to be able to meet its cash obligations and absorb unforeseen losses. Federal regulatory definitions of capital adequacy take the form of minimum ratios. The Bank exceeds all minimum regulatory capital requirements (see Note 15 "Regulatory Matters", contained within the Notes to Consolidated Financial Statements, and incorporated here in by reference).

A yearly comparison of growth trends is as follows (increase/(decrease)):

	Assets	Percent	Earnings Assets	Percent	Deposits	Percent	Short-Term Borrowings	Percent	Other Borrowings	Percent
2001	$ 77,952,784	16%	$ 60,585,502	13%	$ 68,468,400	20%	$ 6,456,267	13%	$ 0	0%
2000	44,507,549	10	44,562,595	10	44,943,343	15	(12,224,325)	(20)	5,695,000	10
1999	98,499,609	29	88,171,199	26	54,632,595	23	30,843,747	105	15,053,000	36
1998	58,311,070	20	54,885,888	19	21,962,495	10	304,848	1	30,000,000	245
1997	21,100,757	8	21,363,323	8	5,940,340	3	9,510,675	49	2,252,000	22

Earning assets do not include loans placed on non-accrual.

Liquidity Management and Interest Rate Sensitivity:

Liquidity and funds management:

Liquidity for a bank is primarily the ability to meet working capital requirements and to fund customers' needs for borrowings and withdrawals. The Bank further desires to have funds available at certain times to take advantage of appropriate investment opportunities. Other considerations include capital expansion, dividend payments and unforeseen events. Sources of liquidity are:

- Cash and cash equivalents
- Asset maturities, paydowns and sales
- Growth of core deposits
- Growth of repurchase agreements
- Increase of other borrowed funds
- Issuance of capital stock

Normally, long-term borrowed funds and stock issuance are used for long-term asset acquisitions or capital considerations and not for short-term liquidity needs.

Management monitors asset and liability maturities to match anticipated cash flow requirements. These cash flow requirements are reviewed with the use of internally generated reports. The Bank has instituted certain procedures and policy guidelines to manage interest-rate risk. These guidelines enable management to react to interest rate changes and potential shifts in the volumes of assets and liabilities. One objective is to insulate the net interest margin from significant fluctuations. Included in these guidelines are tolerance levels that specify the percentage of asset paydowns and maturities to potential liability maturities and runoff.

The intent of the Bank is to maintain a cumulative gap (rate sensitive assets to rate sensitive liabilities) ratio, over a one year time horizon, between 0.75 and 1.25. At December 31, 2001, the ratio was 0.96. That ratio was arrived at by scheduling investments by call date and liabilities by expected maturity or repricing dates.

Under current market conditions, it was felt that certain securities in the investment portfolio, which had the potential to be called prior to stated maturity, were more likely than not to be called. Even though it is believed that market rates will not significantly change during 2002, many of the investments have rates above the current market and this makes it more likely such securities will be called by the issuers sometime before their scheduled maturity dates.

Loans were scheduled by cash flow projections to the date of maturity or the date of next rate change. Loans available-for-sale were scheduled by stated maturity dates.

Over the years, the Bank has sold fixed-rate mortgage loans to the secondary market. The decision to pursue this course of action was based upon two parameters:

- Meeting liquidity of borrowers and depositors
- Mitigating the interest-rate and credit risk inherent in fixed rate loans

The following chart depicts the contractual maturity and repricing characteristics of interest-earning assets. When evaluating interest-rate risk, the data is refined to include optionality. Such analysis takes into account call features, cash flows, prepayment assumptions and other factors, which may affect the rate sensitivity of the assets (amounts in thousands of dollars):

	90 days or less	91 through 365 days	1 to 5 Years	5 or more Years	Total
Loans:					
Fixed rate	$ 4,147	$ 9,916	$ 54,181	$ 153,012	$221,256
Adjustable rate	100,637	24,155	23,263	900	148,955
Debt Securities:					
Fixed rate	82,383	30,802	29,858	5,048	148,091
Adjustable rate	2,036	62	-	-	2,098
Interest-bearing deposits	5,800	-	-	-	5,800
Total	$ 195,003	$ 64,935	$107,302	$ 158,960	$526,200

Nonaccrual loans of $4,914,000 and investments in common stock of $3,785,000 at December 31, 2001 are not included in the maturity distribution table. Loans include those designated as available-for-sale.

Earning assets are based on book value. Book value is net of unrealized losses in the available-for-sale investment portfolio. The total of net unrealized losses in the portfolio before federal taxes is $1,912,000. The net loss reflects the December 31, 2001 market value of the available-for-sale investment portfolio. If held until maturity, the Bank would receive full face value.

Scheduling investments by call dates and using amortized cost instead of market values on available-for-sale investments would make the presentation more asset-sensitive in the earlier gap periods.

Investments with call provisions are likely to be called in a downward rate environment. Fixed rate investments of $111,900,000, subject to call during 2002, have maturity dates exceeding one year. Of that amount, $37,000,000 have rates of 6.50% or more which would greatly increase the potential for these bonds to be called, based on year-end rates.

Loans due to mature in one year or less do not include principal reductions on fixed rate loans and leases that historically prepay in a downward rate environment.

The following chart depicts the contractual maturity and repricing characteristics of liabilities with either a defined maturity or repricing schedule. Non-maturity deposits are based on an aging schedule. In evaluating interest-rate risk, data may be refined depending on the anticipated direction of interest rates, expected shifts in volume and other factors which may affect the specific liability's rate sensitivity.

	90 days or less	91 through 365 days	1 to 5 Years	5 or more Years	Total
Deposits, noninterest-bearing	$ 2,068	$ 6,498	$ 25,042	$ 19,694	$ 53,302
Certificates of deposit over $100,000	34,870	36,822	60,883	105	132,680
Other interest-bearing deposits	14,830	59,145	111,411	36,411	221,797
Securities sold under repurchase agreement	52,987	1,265	6	-	54,258
Demand notes, U.S. Treasury	223	-	-	-	223
Long-term debt	53,000	10,000	-	-	63,000
Total	$ 157,978	$ 113,730	$197,342	$ 56,210	$525,260

Liabilities not having stated maturity dates have been scheduled based upon an aging of the liabilities. The time frames relied upon suggest that the liabilities will have the potential to possibly reprice to current market rates or be withdrawn within the stated period.

For example, at December 31, 2001, the one-year cumulative gap shows that $8,566,000 noninterest-bearing deposits will payout over the next twelve months. In reality, noninterest-bearing deposits grew $6,210,000 during 2001. Historical data suggests that the Bank will not experience appreciable repricing or runoff of these noninterest-bearing accounts over the course of the next twelve months.

At December 31, 2001, the Bank had the following additional sources of funds, which totaled $76,967,000, available to meet liquidity requirements:

- Borrowing capacity at the Federal Reserve Bank of Philadelphia of $29,250,000
- Available funding at the Federal Home Loan Bank of Pittsburgh of $47,717,000

Because more investments were pledged for public funds and Repos than was necessary at December 31, 2001, the available amount at the Fed could be increased approximately $6,576,000.

Management continually monitors the gaps between assets and liabilities and makes adjustments as market rates change. Presently Management believes that there is adequate liquidity to meet normal requirements.

Interest rate risk management:

Interest-rate risk management is an integral part of the Asset/ Liability management process. The management of and authority to assume interest-rate risk is the responsibility of the Company's Asset/Liability Committee (ALCO). ALCO is comprised of senior management and the Board of Directors. ALCO meets quarterly to monitor the ratio of interest sensitive assets to interest sensitive liabilities. The process to review interest rate risk is a regular part of the management of the Company. Consistent policies to measure and report interest-rate risk are in effect. In addition, policies are reviewed annually by the committee. The annual review establishes acceptable limits on the impact to earnings from shifts in interest rates. These limits may be altered during the year, if so warranted.

Interest-rate risk is defined as the degree to which interest rate movements may affect net interest income, net income and the balance sheet. Fluctuations in rates can affect both interest income and interest expense through the balance of repricing assets and source funds. In addition, changes in interest rates may affect the volume of various assets and liabilities.

If more assets reprice than liabilities within a given time horizon, the balance sheet is positively gapped. This position suggests that the net interest margin and net income would be positively impacted should interest rates rise. Conversely, the net interest margin would be adversely affected should rates fall.

If the balance sheet has more liabilities repricing than assets within a given time horizon, the balance sheet is liability sensitive and negatively gapped. In a declining rate environment, this suggests that net interest income has the potential to improve but with rising rates, net interest income has the potential to decrease.

The Bank uses a simulation model, which attempts to measure the impact changes in rates and/or volumes may have on net interest income, net income and capital adequacy. The model measures the impact of changing interest rates for several scenarios. The following table illustrates the theoretical impact of interest rate changes. The rate movements shown below represent parallel shifts in the yield curve, occurring immediately and lasting for the twelve-month projection.

The analysis assumes that December 31, 2001 levels of assets and liabilities will grow by approximately nine percent over the next twelve months. In the normal course of events, balance sheet growth during a given twelve-month period is anticipated. Growth will affect both revenues and expense. Generally, a higher rate of growth will produce higher levels of net revenues. On a year to year basis, the average rate of the Bank's growth over the past five years has been slightly above twenty percent. The Bank considers growth of nine percent to be a conservative estimate of how much the Bank will grow in size by the end of 2002. The relative mix of assets and liabilities should remain constant in 2002.

The interest rate movements are immediate and the revenue impacts are estimated for the subsequent twelve-month period.

The table below shows the increase or (decrease) from 2001 reported figures that would occur under the interest rate changes over a twelve-month period beginning January 1, 2002:

Basis Point Change *change in thousands*	+400 *bps*	+200 *bps*	+100 *bps*	12/31/01	-100 *bps*	-200 *bps*	-400 *bps*
Net Interest Income	$ 16,147	$ 16,768	$ 17,079	$ 15,526	$ 17,234	$ 16,458	$ 14,439
Net Income	$ 4,040	$ 4,579	$ 4,695	$ 3,848	$ 4,848	$ 4,156	$ 2,771
Present Value of Equity	$ 54,634	$ 47,805	$ 44,189	$ 40,172	$ 35,753	$ 30,531	$ 21,291

Proforma	+400 *bps*	+200 *bps*	+100 *bps*	12/31/01	-100 *bps*	-200 *bps*	-400 *bps*
Earnings Per Share	$ 2.23	$ 2.50	$ 2.61	$ 2.12	$ 2.67	$ 2.29	$ 1.53

At January 1, 2002, if there was an immediate 200 basis point increase in all market interest rates, net interest income is projected to increase by $1,242,000 over the next twelve months, an 8.00% increase from 2001's net interest income. The present value of Bank capital is projected to increase 19.00% to $47,805,000.

If there were an immediate 200 basis point decrease in rates, net interest income is projected to increase $932,000 or 6.00% over twelve months. The present value of the Bank's capital is projected to decrease 24.00% to $30,531,000.

The reason for earnings improvement under both 200 basis point scenarios is twofold. Historically, when rates increase, the Bank immediately raises borrowing rates and seeks opportunities in the bond market to improve net interest income. Rates on interest-bearing liabilities may be gradually increased, depending on funding requirements. Conversely, when rates decline the Bank is more likely to decrease liability rates before it decreases rates on new loans.

Secondly, the weighted average rate on term deposits and Repos of $190,739,000, maturing within twelve months, was 4.08% at December 31, 2001. The Bank's offering rate for CDs at December 31, 2001 was 2.25%. If rates went up 200 basis points CDs would be costing approximately the same as at year-end and rates on interest-bearing assets would have increased.

Therefore, under either 200 basis point scenario the Bank is able to improve net interest income.

The same does not hold true should rates drop 400 basis points. At December 31, 2001, non-term interest-bearing deposits of $76,981,000 were at rates of 1.67% or less. It would not be possible to reduce those deposit rates a full 400 basis points at this point in the economic cycle.

The interest rate changes described above are extreme. However, the market events of 2001 proved that rates can move dramatically over the course of twelve months. While the decrease in national prime occurred not immediately but with eleven reductions, prime was reduced 475 basis points.

The projections require a variety of assumptions, including but not limited to prepayment speeds on assets, and, as such, the results should be viewed as approximations. It should be noted that, while the reader is cautioned that these are approximations of possible but not certain events, the December 31, 2000 projection for 2001 net interest income in a 400 basis point declining rate environment was within 96% of actual results.

Should changing interest rates have a negative effect on the financial position of the Bank, prompt corrective measures would be undertaken to minimize any adverse impact.

The percent change in the present value of equity in either an upward or downward 200 basis point shift is within the Bank's tolerance level of 25%.

The severity of the decrease in the present value of equity in a 400 basis point rate decrease relates to the inability to reduce all interest-bearing liabilities the full 400 basis points. The market value of assets would theoretically increase since rates on assets would either be at or above the current market. With the inability to effectively reduce rates on all interest-bearing liabilities, the liabilities would be above market rates and overvalued. The overvaluation of the liabilities would be deducted from equity to bring that combined section into balance with assets.

Although interest rates have the potential to change appreciably over the course of a year, it is unlikely that some of the more extreme rate changes depicted in the table above will occur, given current market conditions.

Results of Operations

Earnings Summary:

	2001	2000	1999
Net income	$ 3,848,136	$ 3,182,628	$ 3,797,693
Earnings per share	$ 2.12	$ 1.76	$ 2.12
Increase/(decrease) per share	20.45%	(16.98)%	1.92%

Per share data has been adjusted for the stock exchange in 2000.

Net Interest Income:

The year 2001 as compared to 2000

The Federal Reserve Bank lowered the discount rate eleven times in 2001. The discount rate is the rate at which the Federal Reserve Bank lends overnight funds to banks. In response to these actions, national prime dropped 475 basis points from 9.50% to 4.75%.

There is a 234 basis point differential between the weighted average of national prime in 2001 and 2000. The weighted average of national prime in 2001 and 2000 was 6.90% and 9.24%, respectively. This difference reflects on the yield on earning assets and the cost of funds when comparing both years.

The actions of the Federal Reserve Bank caused decreases in the rates charged on loans that were subject to repricing and on the rates offered on new loans in 2001. Approximately 23% of the entire loan portfolio was subject to immediate repricing at December 31, 2001. Rates charged on new loans paralleled the reductions in prime. Sales of older loans contributed to the decline in the overall yield on loans.

Market reaction to the drop in prime significantly increased the amount of bonds called during 2001. To properly collateralize public fund deposits and Repos, the Bank had to replace the called bonds with bonds producing a lower yield.

Excess funds from asset turnover and the increase of liabilities were sold daily. The rates on these "Fed funds sold" were at historic lows.

Due to the combination of these factors, the tax equivalent yield on earning assets decreased 58 basis points.

Interest expense was also effected by the decline in national prime. In addition to the drop in rates paid on deposits and Repos, the Bank used the increase in funds to payoff $10,950,000 in short-term borrowings at the FHLB, further reducing interest expense. There were rate promotions at the new Kingston branch to develop deposit growth. This had minimal effect on the overall reduction of interest expense.

The effect of market changes caused a 72 basis point decrease in the cost of funds.

With the 14 basis point increase in the tax-equivalent net interest spread and volume increases in loans and investments, net interest income rose $1,909,000 or 14.02% during 2001.

The year 2000 as compared to 1999

During 2000, the Federal Reserve Bank raised the discount rate three times. These actions caused national prime to increase from 8.50% to 9.50%. The weighted average rate of national prime rose 124 basis points.

The actions of the Federal Reserve Bank caused increases in the rates charged on loans that were subject to repricing and on the rates offered on new loans in 2000. Approximately 18% of the entire loan portfolio was subject to immediate repricing at December 31, 2000.

To remain competitive, the rates charged on new residential mortgages and consumer loans did not rise directly with the increases in prime. New products, such as the Affinity Card, were offered at discounts from established Bank products.

With the increase in national prime, it became difficult to sell from the inventory of fixed rate residential loans at a break even level. The sale of loans provides a source of funds that can then be loaned at a higher yield in a rising rate market.

In the preceding year, the Bank realized a significant increase in short-term public fund deposits and Repos. To properly secure these deposits, the Bank purchased callable fixed rate bonds. When rates increased, the bonds were not called, as the issuers took advantage of the lower cost of borrowings.

Due to the combination of these factors, the Bank was only able to recognize a 35 basis point improvement in the tax equivalent yield on earning assets.

In order to provide the liquidity to meet loan demand and thereby improve the yield on earning assets, the Bank began to raise the interest rates paid on deposits and Repos. Interest expense was also effected by a rise in the rates charged on borrowed funds. In addition, the cost of funds was increased by deposit promotions, including the Super NOW and internet-generated deposit accounts and the acceptance of brokered funds.

The effect of these increases caused an 80 basis point increase in the cost of funds.

Despite a 45 basis point reduction in tax-equivalent net interest spread, net interest income rose $452,000 or 3.44% during 2000. This was primarily accomplished through volume increases in loans and investments.

A comparison of average earnings assets and the net tax equivalent yields for the year ended December 31, 2001, 2000 and 1999, in thousands, is as follows:

	2001			2000			1999		
Earning assets:	Average Balance	Revenue (Expense)	Yield (Cost)	Average Balance	Revenue (Expense)	Yield (Cost)	Average Balance	Revenue (Expense)	Yield (Cost)
Interest-bearing deposits	$ 12,716	$ 181	1.42%	$ 6,833	$ 45	0.66%	$ 6,629	$ 89	1.34%
Investments:									
U.S. Treasuries	0	0	0.00	0	0	0.00	2,985	205	6.87
U.S. Government Agencies	85,365	5,535	6.48	81,741	5,545	6.78	63,863	4,257	6.67
Mortgage-backed securities	16,971	1,070	6.30	13,180	876	6.65	6,946	444	6.39
State & Municipal	15,144	1,017	6.72	21,320	1,520	7.12	23,698	1,649	6.96
Other	4,311	272	6.31	5,555	383	6.90	3,390	219	6.46
Total Investments	121,791	7,894	6.48	121,796	8,324	6.51	100,882	6,774	6.71
Loans:									
Commercial	169,621	13,748	8.11	138,420	12,473	9.01	110,446	9,004	8.15
Consumer	62,180	5,436	8.74	60,728	5,272	8.68	47,588	3,996	8.40
Real estate	110,854	8,207	7.40	118,375	8,720	7.37	118,637	8,826	7.44
Direct financing leases	10,026	724	7.22	8,775	764	8.71	3,101	296	9.55
Credit Cards	2,959	283	9.56	2,054	202	9.83	1,230	147	11.95
Total Loans	355,640	28,398	7.99	328,352	27,431	8.35	281,002	22,269	7.92
Federal funds sold	20,501	544	2.65	0	0	0	2,682	128	4.77
Total earning assets	$ 510,648	$ 37,017	7.25%	$456,981	$ 35,800	7.83%	$ 391,195	$ 29,260	7.48%
Interest-bearing liabilities:									
Deposits:									
Savings	$ 31,523	$ (448)	1.42%	$ 32,881	$ (631)	1.92%	$ 35,548	$ (723)	2.03%
NOW	35,513	(747)	2.10	38,125	(1,840)	4.83	17,838	(333)	1.87
MMDA	11,538	(324)	2.81	13,655	(533)	3.90	14,569	(500)	3.43
CD's < $100,000	130,494	(7,133)	5.47	109,665	(6,291)	5.74	107,531	(5,685)	5.29
CD's > $100,000	123,928	(6,871)	5.54	91,055	(5,783)	6.35	66,095	(3,584)	5.42
Clubs	1,287	(33)	2.56	1,216	(32)	2.61	1,176	(33)	2.81
Total Deposits	334,283	(15,556)	4.65	286,597	(15,110)	5.27	242,757	(10,858)	4.47
Repurchase agreements	40,970	(1,510)	3.69	34,149	(1,917)	5.61	31,639	(1,519)	4.80
Borrowed funds	66,674	(3,788)	5.68	74,070	(4,441)	6.00	56,943	(2,999)	5.27
Total interest-bearing liabilities	$ 441,927	(20,854)	4.72%	$394,816	(21,468)	5.44%	$ 331,339	(15,376)	4.64%
Net interest income		$ 16,163			$ 14,332			$ 13,884	
Net interest spread			2.53%			2.39%			2.84%
Net interest margin			3.17%			3.14%			3.55%
Total average assets	$ 533,007			$472,838			$ 403,953		
Average noninterest-bearing deposits	$ 46,921			$ 41,813			$ 36,129		

Interest income was adjusted to a tax-equivalent basis to recognize the income from tax-exempt assets as if the interest was taxable. This treatment allows a uniform comparison to be made between yields on assets. The calculations were computed on a fully tax-equivalent basis using the corporate federal tax rate of 34%.

Nonaccrual loans and any related interest recorded have been included in computing the average rate earned on the loan portfolio. Installment loans and direct financing leases are presented net of unearned interest. All deposits are in domestic bank offices. The average balances are based on amortized cost and do not reflect unrealized gains or losses.

Net yield on earning assets represents the difference between interest revenue and (expense) divided by total average earning assets.

The following table reflects the change in net interest income attributable to fluctuations in volume and rate:

	Years Ended in December 31, (in thousands)					
	2001 Compared to 2000 Increase (Decrease) Due to			2000 Compared to 1999 Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
Interest income:						
Loans and leases:						
Mortgage	$ (553)	$ 39	$ (514)	$ (20)	$ (86)	$ (106)
Commercial	2,462	(1,304)	1,158	2,498	986	3,484
Consumer	303	(83)	220	1,709	77	1,786
Total loans and leases	2,212	(1,348)	864	4,187	977	5,164
Investment securities, interest-bearing deposits and federal funds sold	886	(456)	430	1,294	86	1,380
Total interest income	$ 3,098	$ (1,804)	$1,294	$ 5,481	$1,063	$ 6,544
Interest expense:						
Deposits:						
Certificates of deposit greater than $100,000	$ 1,821	$ (726)	$1,095	$ 1,585	$ 615	$ 2,200
Other	1,069	(1,717)	(648)	1,191	860	2,051
Total deposits	2,890	(2,443)	447	2,776	1,475	4,251
Other interest-bearing liabilities	(169)	(893)	(1,062)	1,169	672	1,841
Total interest expense	$ 2,721	$ (3,336)	$ (615)	$ 3,945	$ 2,147	$ 6,092
Net interest income	$ 377	$ 1,532	$1,909	$ 1,536	$ (1,084)	$ 452

The portion of the total difference attributable to both volume and rate changes during the periods has been allocated to the volume and rate components based upon the absolute dollar amount of the change in each component prior to the allocation. Tax-exempt income was not converted to a tax-equivalent basis on the rate volume analysis.

Provision for Loan Losses:

The provision is an expense charged against earnings for actual or potential losses from uncollectible loans and leases. Through the provision, the allowance for loan loss is funded. Loans determined to be uncollectible are charged-off against the allowance.

The Bank has established an Asset Quality Committee which meets monthly to review known and potential problem loans and leases. The committee is comprised of senior management, credit administration and collection personnel. The committee reports quarterly to the Credit Administration Committee of the Board of Directors.

Management continuously reviews the risks inherent in the loan and lease portfolios. Specific factors used to evaluate the adequacy of the loan loss provision during this formal process include:

- Specific loans that could have loss potential
- Levels of and trends in delinquencies and non accrual loans
- Levels of and trends in charge-offs and recoveries
- Trends in volume and terms of loans
- Changes in risk selection and underwriting standards
- Changes in lending policies, procedures and practices
- Experience, ability and depth of lending management
- National and local economic trends and conditions
- Changes in credit concentrations

The Bank does not have significant concentrations of loans in specific industries or outside the Northeastern Pennsylvania geographic area. For the period ended December 31, 2001, there were no adjustments made to the historical loan loss experience for the factors specified above. There are no individual significant nonperforming loans.

The following table sets forth loans and lease financing charge-offs and recoveries, through the allowance for loan loss by category for the past five years:

	2001	2000	1999	1998	1997
			(in thousands)		
Balance at the beginning of period	$ 3,264	$ 3,172	$ 3,008	$ 2,809	$ 2,590
Charge-offs:					
Commercial and all other	1,003	602	139	193	286
Real estate	119	75	146	43	-
Consumer	909	456	196	258	183
Lease financing	180	18	-	86	15
Total	2,211	1,151	481	580	484
Recoveries:					
Commercial and all other	86	14	46	56	47
Real estate	3	17	6	36	5
Consumer	108	53	63	39	28
Lease financing	17	1	-	2	-
Total	214	85	115	133	80
Net charge-offs	1,997	1,066	366	447	404
Additions charge to operations	2,475	1,158	530	646	623
Balance at end of period	$ 3,742	$ 3,264	$ 3,172	$ 3,008	$ 2,809
Net charge-offs to average loans outstanding	0.56%	0.33%	0.13%	0.20%	0.23%
Allowance for loan loss to net charge-offs.	187.38%	306.19%	866.67%	672.93%	695.30%
Allowance for loan loss to net loans.	1.01%	0.95%	1.05%	1.23%	1.39%
Loans 30-89 days past due and accruing	$ 7,156	$ 11,049	$ 4,914	$ 2,829	$ 3,521
Loans 90 days or more past due and accruing	$ 5,398	$ 1,493	$ 2,917	$ 2,689	$ 2,189
Allowances for loan loss to loans 90 days or more past due and accruing	69.32%	218.69%	108.74%	111.86%	128.32%
Nonaccruing loans	$ 4,914	$ 2,287	$ 1,210	$ 1,364	$ 1,076
Allowance for loan loss to non-accruing loans	76.15%	142.75%	262.15%	220.49%	261.09%
Allowance for loan loss to non-performing loans	36.29%	86.37%	76.86%	74.21%	86.03%
Average net loans	$ 352,230	$ 325,163	$ 277,809	$ 218,170	$ 178,363

As evidenced in the table above, there has been no significant difference between the additions charged to operations and actual net charge-off results over the last five years.

The allowance for loan losses can generally absorb losses throughout the loan and lease portfolios. However, in some instances an allocation is made for specific loans or groups of loans.

As detailed in the table, above the allowance for loan loss expressed as a percent of net charge-offs has been declining for the past two years due to the increase in the amount of loans being charged off.

The slowing economy has impacted the loan portfolio the past two years. That trend is reflected in the increase in charged-off loans, especially commercial and consumer. The increase in the number of delinquencies necessitated the hiring of additional collection personnel.

Allocation of the allowance among major categories of loans for the past five years is summarized below. This table should not be interpreted as an indication that charge-offs in future periods will occur in these amounts or proportions, or that the allocation indicates future charge-off trends.

Category	2001	2000	1999	1998	1997
Real Estate	$ 269,490	$ 117,534	$ 1,165,295	$ 1,066,687	$ 877,939
Consumer	959,408	736,613	692,878	507,946	399,063
Commercial	2,197,365	2,270,663	1,196,789	914,305	678,407
Direct financing leases	136,091	131,150	62,989	25,397	19,953
Real estate construction	0	0	31,494	25,397	19,953
Unallocated	179,579	8,320	22,930	467,981	813,751
Total	$ 3,741,933	$ 3,264,280	$ 3,172,375	$ 3,007,713	$ 2,809,066

Consumer loans include credit cards.

The December 31, 2000 allocation for commercial loans was $2,271,000 compared to actual 2001 net charge-offs of $917,000. The positive variance was the result of collection efforts in 2001. The 2001 commercial loan allocation is based upon delinquency levels at year-end.

The December 31, 2000 allocation for all other categories of loans and leases was adequate compared to the actual net charge-offs in 2001.

Over the last five years, management has analyzed and relied on similar factors in determining the amount of loan loss provision relative to the adequacy of the allowance for loan loss. The methodology used by the Bank to analyze the adequacy of the allowance for loan losses is as follows (loans and leases are collectively referred to as loans):

- Identification of specific problem loans by loan category by the credit administration.
- Calculation of specific reserves required based on collateral and other persuasive evidence.
- Identification of loans collateralized by cash.
- Determination of remaining homogenous pools by loan category and eliminating loans collateralized by cash and loans with specific reserves.
- Application of historical loss percentages (5-year average) to pools to determine the reserve allocation.
- Calculation of excess or deficiency of the allowance for loan loss reserve.

Allocation of the allowance for loan losses for different categories of loans is based on the methodology used by the Bank, as explained above. The changes in the allocations from year to years is based upon year end reviews of the loan and lease portfolios.

The following table sets forth non-performing assets for the past five years (in thousands):

	2001	2000	1999	1998	1997
Net loans	$ 370,126	$ 343,555	$ 301,089	$ 243,957	$ 202,403
Restructured loans	$ 0	$ 0	$ 0	$ 0	$ 0
Loans past due 90 days or more and accruing	5,398	1,493	2,917	2,689	2,189
Nonaccrual loans	4,914	2,287	1,210	1,364	1,076
Non-performing loans	10,312	3,780	4,127	4,053	3,265
Foreclosed real estate	465	353	413	201	276
Repossessed assets	158	0	0	0	0
Total non-performing assets	$ 10,935	$ 4,133	$ 4,540	$ 4,254	$ 3,541
Nonaccrual loans to net loans	1.33%	0.67%	0.40%	0.56%	0.53%
Non-performing assets to net loans, foreclosed real estate and repossessed assets	2.95%	1.20%	1.51%	1.74%	1.75%
Non-performing assets to total assets	1.92%	0.84%	1.02%	1.22%	1.22%
Non-performing loans to net loans	2.79%	1.10%	1.37%	1.66%	1.61%

Net loans include loans available-for-sale.

Gross interest income that would have been recorded in 2001, if nonaccrual loans were current, was $386,717. There was no recognition of interest income on non-accrual loans during 2001.

Payments received on non-accrual loans are recognized on a cash basis. Payments are first applied against the outstanding principal balance until the balance is satisfied. Subsequent payments are then recorded as interest income and finally late charges.

In the internal review of loans for both delinquency and collateral sufficiency, management concluded that there were an above average number of loans that lacked the ability to repay in accordance with contractual terms. The decision to place loans or leases on a non-accrual basis is made on an individual basis after considering factors pertaining to the loan.

In addition, it was determined throughout the year there were other loans that did not have the ability to make any repayment. Accordingly, management found it necessary to charge-off $2,211,000 of these loans and to increase the allowance for loan losses for certain other loans. The charge-offs were made after collateral was repossessed, foreclosed upon or notice was forwarded to governmental guarantors. The allowance for loan losses was increased through the provision for loan losses. Even with these actions, the percentage of non-performing loans to net loans increased from 1.10% at December 31, 2000, to 2.79% at December 31, 2001.

The majority of the increase in non-performing loans and loans past due 90 days or more for the period is attributed to credit made to small businesses and start-up companies that experienced cash flow problems. Several of these loans are guaranteed by governmental agencies and the Bank's loss exposure is reduced accordingly. Consumer loan payments have also slowed during the year and increased collection efforts have been implemented to reduce delinquencies.

A specific reserve through PENNCAP has been established for eligible loans to cover losses sustained by the Bank on enrolled loans. The reserve balance at December 31, 2001 was $91,000.

The Bank is unaware of any potential problem loans that have not been reviewed and addressed. Potential problem loans are those where there is known information that leads the Bank to believe repayment of principal and/or interest is in jeopardy and the loans are neither non-accrual nor past due 90 days or more.

Based upon the thorough analysis of both the loan portfolio and the allowance for loan losses at December 31, 2001, the Bank is confident that the allowance provides adequate protection against portfolio loss. However, there could be instances of which the Bank is unaware that may require additional charge-offs and or increases to the provision.

Other Income

The year 2001 as compared to 2000

The $94,000 increase in service charges on deposit accounts is a result of the growth in the number of accounts and changes to the service charge structure. Service charges were last revised during the second quarter of 2000. Service charges on deposit accounts exceeded 1.00% of gross income.

The Bank sold investment securities in order to protect earnings from potential calls. Waiting for a bond to be called under the prevailing market conditions would have exposed the Bank to reinvesting the proceeds at lower yields. By selling before call, the Bank was able to reinvest the proceeds at a higher rate with an extended call period. The sales produced a gain of $459,000, which exceeded 1.00% of gross income.

Included in the gains on sold investments was $225,000 from the sale of Sallie Mae stock. At one time banks were required to own the stock if they desired to participate in the student loan program. Banks are no longer required to own the stock in order to participate.

There were no sales of investments classified as held-to-maturity.

As discussed in previous sections herein, loan sales were also based upon the need to protect future earnings from interest-rate risk. Loan sales generated net gains of $315,000 in 2001. That amount was increased by the recognition of the discounted future value of servicing rights on sold loans. The amount of realized income from servicing rights, included in total net gains from the sale of loans, was $117,000.

There were no sales of loans classified as held-to-maturity.

The increase in loans before the allowance for loan losses, helped to generate an additional $138,000 in service charges during 2001. Service charges on loans are classified as a component of fees and other service charges. Service charges are recognized as income upon collection.

Some components of fees and other service charges and other operating income and their related increase during 2001:

	Increase
Service fees on sold loans	$114,000
Trust income	77,000
Annuity commissions	66,000
ATM service charges	55,000

Fees on sold loans rose through volume increases.

Expanding business in the trust department increased revenues.

Late in 2000, a new business development officer was hired to accommodate the sale of alternative financial products. Those products include mutual funds and annuities, which are not insured by the FDIC. An additional staff member was hired in 2001. Their combined efforts generated increased revenues.

The new ATM locations generated additional service charge income.

The year 2000 as compared to 1999

The $248,000 increase in service charges on deposit accounts is a result of the growth in the number of accounts and changes to the service charge structure.

Investment securities were sold in order to provide liquidity when needed. By providing funds for loan demand, the Bank improved its yield on earning assets. The 2000 tax equivalent yield on average loans and investments was 7.92% and 6.51%, respectively. Sales of available-for-sale investments produced net gains of $41,000. There were no sales of investments classified as held-to-maturity.

Loan sales were also predicated upon liquidity needs. Sales generated net gains of $62,000 in 2000. That amount was increased by the recognition of the discounted future value of servicing rights on sold loans. The amount of realized income from servicing rights was $149,000.

In compliance with FASB Statement No. 65, loans designated as available-for-sale must be carried at the lower of cost or market. By the end of 2000, the market value slightly surpassed book value and the Bank was able to recoup the $146,000 which it had written down during 1999, when the market value was below book.

The $57,980,000 increase in loans, before the allowance for loan losses, helped to generate an additional $185,000 in service charges.

Some components of fees and other service charges and other operating income and their related increase during 2000:

	Increase
ATM service charges	$109,000
Fees on sold loans	49,000
Checkbook fees	47,000
Merchant credit card income	47,000

Fees on sold loans, merchant credit card income and checkbook fees rose through volume increases.

The new branch locations and issued card increases helped to generate additional income from ATM service charges.

Other Expense

The year 2001 as compared to 2000

The average number of full-time equivalent employees was 168 in 2001. Merit pay raises, higher benefit costs and the addition of senior officers to address the growing needs of the Bank increased 2001 salaries and employee benefits by $508,000 above the amount reported for 2000.

During 2001, the Peckville office, opened in February 2000, was operating for a full twelve months. The Kingston office was opened for nine months. The impact of these branches contributed to a $172,000 increase in premises and equipment expense during 2001. Over 32% of the increase resulted from a $55,000 rise in depreciation expense. Depreciation on premises was $326,000 and depreciation on furniture and fixtures was $775,000. Furniture and fixture depreciation exceeded 1% of gross income.

Despite the addition of the Kingston branch new branch advertising decreased 3.00% from 2000.

Some components of other expense and their change during 2001:

	Increase/ (Decrease)
Merchant card expense	$(209,000)
Donations	190,000
Fidelity D&D Bancorp organization	(150,000)
Stationery and supplies	(99,000)
Capital shares tax	(70,000)
Correspondent banks	55,000
MAC expense	58,000

During 2001, the Bank sold its merchant credit card portfolio. This resulted in savings of $209,000.

Under a state-sponsored initiative, the Bank contributed $111,000 to a specified qualified local educational unit. In exchange for the donation the Bank received state tax credits of $100,000 which were applied towards capital shares expense.

The Fidelity D&D Bancorp, Inc. organization resulted in a one time expense of $150,000 in 2000. No such expense was incurred during 2001.

With the reduction of new branch additions in 2001 and tighter purchasing controls, stationery and supply expense was reduced.

Charges from correspondents for the processing of the Bank's cash letter constitute the majority of this expense. Because of increased costs, the Bank elected to process its cash letter through the Fed in order to reduce costs.

Additional ATM units placed in service during 2001 increased expense.

The year 2000 as compared to 1999

The average number of full-time equivalent employees increased by 10 to 166 in 2000. The 6% average staff increase, merit pay raises and higher benefit costs increased 2000 salaries and employee benefits by $424,000 above the amount reported for 1999.

During 2000, the West Pittston, Financial Center and Moosic retail branches were opened for a full twelve months. The Peckville office was opened for eleven months. The impact of these branches contributed to a $621,000 increase in premises and equipment expense during 2000. Over 45% of the increase resulted from a $283,000 rise in depreciation. Depreciation on premises was $292,000 and depreciation on furniture and fixtures was $754,000. Furniture and fixture depreciation exceeded 1% of gross income.

Advertising expense of $398,000 exceeded 1% of gross income during 2000. However, despite the addition of a new branch during 2000, advertising remained relatively unchanged from 1999.

Some components of other expense and their increases during 2000:

	Increase
FDIC insurance assessment	$ 33,000
Audit	52,000
Legal and professional	77,000
Fidelity D&D Bancorp organization	150,000
Postage	35,000
Consumer leasing	81,000
Donations	34,000
Credit information	30,000
MAC expense	41,000

The Fidelity D&D Bancorp, Inc. organization resulted in a one time expense of $150,000. The organization also caused expense increases in other areas. Among those line items effected were audit, $11,000 and legal and professional, $74,000.

The 123% growth in direct financing leases caused related insurance coverage to rise $81,000. The other items rose due to the increase in the number of Bank locations and accounts serviced.

Other Items:

Federal and State Legislation:

From time to time, various types of federal and state legislation have been proposed that could result in additional regulations and restrictions on the business of the Company and the Bank. We cannot predict whether legislation will be adopted, or if adopted, how the new laws would affect our business. As a consequence, we are susceptible to legislation that may increase the cost of doing business. Management believes that the effects of current proposals on the liquidity, capital resources and the results of operations of the Company and the Bank will be immaterial.

Management is unaware of any other specific regulatory recommendations which, if implemented, would have a material effect upon our liquidity, capital resources or results of operations. However, the general cost of compliance with numerous federal and state laws does have, and in the future may have, a negative impact on our results of operations.

Further, our business is also affected by the state of the financial services industry, in general. As a result of legal and industry changes, management predicts that the industry will continue to experience an increase in consolidations as the financial industry strives for greater cost efficiencies and market share. Management is optimistic that these consolidations may enhance the Bank's competitive position as a community bank.

Outlook for 2002:

As detailed in Section 2, Properties, the Bank plans to open a branch in Eynon, Pennsylvania during 2002. Costs to open the branch are estimated at $250,000. The costs will be capitalized.

In 1990, the Bank purchased a core processing system. That system provides the means from which the Bank gathers and processes data information on a day to day basis. Enhancements to the system over the years have increased memory and processing speeds. In addition, other systems such as the electronic data retrieval system, a network and our Web page, to name a few, were acquired to compliment the core processing system.

After eleven years, it has become apparent that the core system needed to be replaced, in order to effectively operate the Bank and service our clientele. To this end, the Bank will install a new core processing system during 2002. The cost of the system will approximate $1,300,000. The costs will be capitalized. The new system has the capability of utilizing some of the complementary systems already in place.

The Bank anticipates that the costs to open the Eynon branch and the purchase of the core processing system will be internally funded.

After a down year in 2000, net income for 2001 increased beyond the previous high. While this was a positive development, we recognize that there are challenges ahead. The addition of key personnel was an important step in addressing future challenges. Review and implementation of policies, procedures and products will continue. These steps are designed to provide the Company with stability and the wherewithal to provide customer service and increase shareholder value.

8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Fidelity D & D Bancorp, Inc.
Dunmore, Pennsylvania:

We have audited the accompanying consolidated balance sheet of Fidelity D & D Bancorp, Inc. and Subsidiary as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fidelity D & D Bancorp, Inc. and Subsidiary as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Wilkes-Barre, Pennsylvania
February 2, 2002, except for Note 2 as to
which the date is March 18, 2002

Fidelity D & D Bancorp, Inc. and Subsidiary

Consolidated Balance Sheet

December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash and due from banks	$ 19,845,029	$ 5,502,430
Interest-bearing deposits with financial institutions	5,799,943	3,277,062
Total cash and cash equivalents	25,644,972	8,779,492
Held-to-maturity securities	21,640,254	7,879,433
Available-for-sale securities	132,333,734	111,876,958
Loans and leases, net		
(allowance for loan losses of $3,741,933 in 2001 and $3,264,280 and 2000)	353,976,324	333,600,975
Loans available-for-sale		
(fair value $16,418,155 in 2001; $10,100,707 in 2000)	16,150,020	9,953,958
Accrued interest receivable	3,268,456	3,546,504
Bank premises and equipment, net	11,513,154	11,390,479
Foreclosed assets held for sale	688,041	353,253
Other assets	3,814,883	3,696,002
Total assets	$ 569,029,838	$ 491,077,054
LIABILITIES:		
Deposits:		
Noninterest-bearing	$ 53,301,605	$ 47,185,597
Certificates of deposit of $100,000 or more	132,679,995	94,717,931
Other interest-bearing deposits	221,797,128	197,406,800
Total deposits	407,778,728	339,310,328
Accrued interest payable and other liabilities	3,597,892	3,526,942
Short-term borrowings	54,480,988	48,024,721
Long-term debt	63,000,000	63,000,000
Total liabilities	528,857,608	453,861,991
SHAREHOLDERS' EQUITY:		
Preferred stock authorized 5,000,000 shares, no par value; none issued	-	-
Capital stock authorized 10,000,000 shares with no par value; issued and outstanding		
1,819,168 shares in 2001 and 1,806,274 shares in 2000	9,353,452	8,881,713
Retained earnings	32,080,824	29,658,785
Accumulated other comprehensive loss	(1,262,046)	(1,325,435)
Total shareholders' equity	40,172,230	37,215,063
Total liabilities and shareholders' equity	$ 569,029,838	$ 491,077,054

See notes to consolidated financial statements

Fidelity D & D Bancorp, Inc. and Subsidiary

Consolidated Statement of Income

For the years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
INTEREST INCOME:			
Loans:			
Taxable	$ 26,588,925	$ 25,813,687	$ 21,098,998
Nontaxable	768,403	681,517	662,857
Leases	695,406	693,518	262,452
Interest-bearing deposits with financial institutions	181,172	44,789	89,323
Investment securities:			
U.S. Treasury	-	-	204,705
U.S. Government agency and corporations	6,604,787	6,421,742	4,701,262
States and political subdivisions (nontaxable)	724,878	1,047,280	1,173,783
Other securities	272,395	383,247	219,256
Federal funds sold	543,723	-	128,415
Total interest income	36,379,689	35,085,780	28,541,051
INTEREST EXPENSE:			
Certificates of deposit of $100,000 or more	6,847,969	5,753,162	3,558,826
Other deposits	8,708,515	9,356,475	7,299,315
Securities sold under repurchase agreements	1,509,567	1,917,453	1,519,054
Other short-term borrowings and long-term debt	3,762,258	4,411,197	2,973,266
Other	25,322	29,943	25,338
Total interest expense	20,853,631	21,468,230	15,375,799
NET INTEREST INCOME	15,526,058	13,617,550	13,165,252
PROVISION FOR LOAN LOSSES	2,474,637	1,158,260	530,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	13,051,421	12,459,290	12,635,252
OTHER INCOME:			
Service charges on deposit accounts	1,075,990	982,056	733,939
Gain on sale of:			
Investment securities	458,980	41,109	1,400
Loans	315,357	211,698	196,813
Gain (loss) on sale of loans available-for-sale	-	145,871	(145,847)
Gain (loss) on sale of foreclosed assets held for sale	18,051	(65,209)	(71,413)
Fees and other service charges	1,784,955	1,537,028	1,349,476
Other operating income	48,245	87,456	92,006
Total other income	3,701,578	2,940,009	2,156,374
OTHER EXPENSES:			
Salaries and employee benefits	6,122,589	5,614,256	5,190,480
Premises and equipment	2,425,920	2,253,659	1,632,530
Advertising	386,473	398,443	402,960
Other	3,064,015	3,367,922	2,873,075
Total other expenses	11,998,997	11,634,280	10,099,045
INCOME BEFORE PROVISION FOR INCOME TAXES	4,754,002	3,765,019	4,692,581
PROVISION FOR INCOME TAXES	905,866	582,391	894,888
NET INCOME, AS RESTATED FOR 2000 AND 1999	$ 3,848,136	$ 3,182,628	$ 3,797,693
Per share data:			
Net income - basic	$ 2.12	$ 1.76	$ 2.12
Net income - diluted	$ 2.12	$ 1.76	$ 2.12
Dividends	$ 0.79	$ 0.76	$ 0.75

See notes to consolidated financial statements

Consolidated Statement of Changes in Shareholders' Equity

For the years ended December 31, 2001, 2000 and 1999

	Capital Stock Shares	Capital Stock Amount	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
BALANCE, DECEMBER 31, 1998, AS PREVIOUSLY REPORTED	1,787,294	$ 8,222,993	$ 25,656,844	$ 133,868	$ 34,013,705
Prior period adjustment - error in accounting for student loans and related interest income			(268,164)		(268,164)
BALANCE, DECEMBER 31, 1998, AS RESTATED	1,787,294	8,222,993	25,388,680	133,868	33,745,541
Comprehensive loss:					
Net income, as restated			3,797,693		3,797,693
Change in net unrealized holding gains (losses) on available-for-sale securities, net of reclassification adjustment and tax effects				(4,807,581)	(4,807,581)
Comprehensive loss, as restated					(1,009,888)
Dividends			(1,344,141)		(1,344,141)
Dividends reinvested	13,490	450,038			450,038
BALANCE, DECEMBER 31, 1999	1,800,784	8,673,031	27,842,232	(4,673,713)	31,841,550
Comprehensive income:					
Net income, as restated			3,182,628		3,182,628
Change in net unrealized holding gains (losses) on available-for-sale securities, net of reclassification adjustment and tax effects				3,348,278	3,348,278
Comprehensive income,as restated					6,530,906
Stock options exercised	250	15,500			15,500
Dividends			(1,366,075)		(1,366,075)
Dividends reinvested	5,240	193,182			193,182
BALANCE, DECEMBER 31, 2000	1,806,274	8,881,713	29,658,785	(1,325,435)	37,215,063
Comprehensive Income:					
Net income			3,848,136		3,848,136
Change in net unrealized holding gains (losses) on available-for-sale securities, net of reclassification adjustment and tax effects				63,389	63,389
Comprehensive Income					3,911,525
Stock options exercised	1,500	51,313			51,313
Dividends			(1,426,097)		(1,426,097)
Dividends reinvested	11,394	420,426			420,426
BALANCE, DECEMBER 31, 2001	1,819,168	$ 9,353,452	$ 32,080,824	$ (1,262,046)	$ 40,172,230

See notes to consolidated financial statements

Fidelity D & D Bancorp, Inc. and Subsidiary

Consolidated Statement of Cash Flows

For the years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 3,848,136	$ 3,182,628	$ 3,797,693
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	1,101,522	1,046,261	762,865
Amortization of securities (net of accretion)	(42,029)	(69,083)	(119,263)
Provision for loan losses	2,474,637	1,158,260	530,000
Deferred income taxes	(56,116)	473,828	258,291
Gain on sale of investment securities	(458,980)	(41,109)	(1,400)
Gain on sale of loans	(315,357)	(211,698)	(196,813)
(Gain) loss on sale of foreclosed assets held for sale	(18,051)	14,582	71,413
(Gain) loss on sale of loans available-for-sale	-	(145,871)	145,847
Amortization of loan servicing rights	42,046	19,494	-
Change in:			
Accrued interest receivable	278,048	(574,974)	(830,219)
Other assets	(137,466)	(543,691)	(1,718,471)
Accrued interest payable and other liabilities	70,950	720,018	(102,896)
Net cash provided by operating activities	6,787,340	5,028,645	2,597,047
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net decrease in federal funds sold	-	-	6,500,000
Held-to-maturity securities:			
Proceeds from maturities and calls	5,233,860	449,746	-
Purchases	(18,993,750)	-	-
Available-for-sale securities			
Proceeds from sales	14,463,072	7,507,108	201,400
Proceeds from maturities, calls and paydowns	92,693,241	957,744	22,974,907
Purchases	(127,016,966)	(5,896,249)	(57,409,856)
Proceeds from sale of loans available-for-sale	22,048,265	6,929,056	11,796,340
Net increase in loans and leases	(51,400,803)	(58,899,416)	(73,436,547)
Acquisition of bank premises and equipment	(1,224,197)	(2,930,432)	(3,820,032)
Improvements to foreclosed assets held for sale	(71,263)	(18,266)	(33,239)
Proceeds from sale of foreclosed assets held for sale	376,372	437,552	232,366
Net cash used in investing activities	(63,892,169)	(51,463,157)	(92,994,661)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in noninterest-bearing deposits	6,116,008	9,944,394	4,057,576
Net increase in certificates of deposit of $100,000 or more	37,962,064	28,075,275	17,206,938
Net increase in other interest-bearing deposits	24,390,328	6,923,674	33,368,091
Net increase (decrease) in short-term borrowings	6,456,267	(12,224,325)	30,843,747
Increase in long-term debt	-	5,695,000	15,053,000
Exercise of stock options	51,313	15,500	-
Dividends paid, net of dividend reinvestment and issuance of common stock	(1,005,671)	(1,172,893)	(894,103)
Net cash provided by financing activities	73,970,309	37,256,625	99,635,249
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	16,865,480	(9,177,887)	9,237,635
CASH AND CASH EQUIVALENTS, BEGINNING	8,779,492	17,957,379	8,719,744
CASH AND CASH EQUIVALENTS, ENDING	$ 25,644,972	$ 8,779,492	$ 17,957,379

See notes to consolidated financial statements

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Fidelity D & D Bancorp, Inc. and its wholly-owned subsidiary, Fidelity Deposit & Discount Bank (the "Bank") (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

NATURE OF OPERATIONS

The Company provides a variety of financial services to individuals and corporate customers in Lackawanna and Luzerne Counties, Pennsylvania. This region has a diversified and fairly stable economy. The Company's primary deposit products are savings accounts, NOW accounts, money market deposit accounts, certificates of deposit and checking accounts. Its primary lending products are single-family residential loans, secured consumer loans, and secured loans to businesses. In addition to these traditional banking services, the Company also provides annuities, mutual funds and trust services.

A significant portion of the Company's loan portfolio consists of single-family residential loans in its market area. Although the Company has a diversified loan portfolio, a substantial portion of its debtor's ability to honor their contracts is dependent on the economic sector in which the Company operates. While management uses available information to recognize losses on loans and foreclosed assets, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for loan losses and foreclosed assets. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for loan losses and foreclosed assets may change materially in the near future.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination for the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

HELD-TO-MATURITY SECURITIES

Debt securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income over the period to maturity.

TRADING SECURITIES

Debt and equity securities held principally for resale in the near term are recorded at their fair values. Unrealized gains and losses are included in other income. The Company did not have any investment securities held for trading purposes during 2001, 2000 or 1999.

AVAILABLE-FOR-SALE SECURITIES

Available-for-sale securities consist of debt and equity securities not classified as either held-to-maturity securities or trading securities and are reported at fair value. Unrealized holding gains and losses, net of deferred income taxes, on available-for-sale securities are reported as a net amount as a separate component of shareholders' equity until realized. These net unrealized holding gains and losses are the sole component of accumulated other comprehensive income (loss).

LOANS HELD FOR SALE

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

LOANS

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at face value, net of unearned income, unamortized loan fees and costs and the allowance for loan losses. Interest on residential real estate loans is recorded on an amortized schedule. Commercial loan interest is accrued on the principal balance on an actual day basis. Interest on consumer loans is determined using the actuarial method or the simple interest method.

The accrual of interest on impaired loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Any payments received on impaired loans are applied, first to the outstanding loan amounts, then to the recovery of any charged-off loan amounts. Any excess is treated as a recovery of lost interest.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established through a provision for loan losses. The allowance represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans and leases that may become uncollectible. Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of the loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality and review of specific impaired loans. Loans considered uncollectible are charged to the allowance. Recoveries on loans previously charged off are added to the allowance.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments in accordance to the contractual terms of the loan. Factors considered in determining impairment include payment status, collateral value, and the probability of collecting payments when due. The significance of payment delays and/or shortfalls, is determined on a case by case basis. All circumstances surrounding the loan are taken into account. Such factors include the length of the delinquency, the underlying reasons and the borrower's prior payment record. Impairment is measured on all loans on a loan by loan basis.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

LEASES

Financing of equipment and automobiles is provided to customers under lease arrangements accounted for as direct financing leases. Income earned is based on a constant periodic return on the net investment in the lease.

LOAN FEES

Nonrefundable loan origination fees and certain direct loan origination costs are recognized over the life of the related loans as an adjustment of yield. The unamortized balance of these fees and costs are included as part of the loan balance to which it relates.

BANK PREMISES AND EQUIPMENT

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line and accelerated methods over the estimated useful lives of the assets.

LOAN SERVICING AND LOAN SERVICING RIGHTS

The Company services real estate loans for investors in the secondary mortgage market, which are not included in the balance sheet. The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. For purposes of measuring impairment, the rights are stratified based on the present dominant risk characteristics of the underlying loans, stated term of the loan and interest rate. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceeds its fair value. Fair values are estimated using discounted cash flows based on a current market interest rate.

FORECLOSED ASSETS HELD FOR SALE

Foreclosed assets held for sale are carried at the lower of cost or fair value less cost to sell. Losses from the acquisition of property in full and partial satisfaction of debt are treated as credit losses. Routine holding costs and subsequent declines in value are included in other operating expenses.

TRUST FEES

Trust fees are recorded on the cash basis which is not materially different from the accrual basis.

ADVERTISING COSTS

Advertising costs are charged to expense as incurred.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and short-term instruments: The carrying amounts of cash and short-term instruments approximate their fair value.

Available-for-sale and held-to-maturity securities: Fair values for securities are based on bid prices received from securities dealers. Restricted equity securities are carried at cost.

Loans receivable: The fair value of all loans is estimated by the net present value of the future expected cash flows.

Loans available for sale: For loans available for sale, the fair value is estimated using rates currently offered for similar borrowings and are stated at the lower of cost or market.

Deposit liabilities: The fair value of demand deposits, NOW accounts, savings accounts, and money market deposits is estimated by the net present value of the future expected cash flows. For certificates of deposit, the discount rates used reflect the Company's current market pricing. The discount rates used for nonmaturity deposits are the current book rate of the deposits.

Short-term borrowings: For short-term borrowings, the fair value is estimated using the rates currently offered for similar borrowings.

Long-term debt: For other borrowed funds, the fair value is estimated using the rates currently offered for similar borrowings.

Accrued interest: The carrying amounts of accrued interest approximate their fair values.

Off-balance-sheet instruments: Commitments to extend credit are generally short term and are priced to market. The rates on standby letters of credit are priced on prime. Therefore, the estimated fair value of these financial instruments is face value.

INCOME TAXES

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

CASH FLOWS

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, amounts due from banks and interest-bearing deposits with financial institutions.

For the years ended December 31, 2001, 2000, and 1999, the Company paid interest in cash on interest-bearing liabilities of $20,860,286, $20,465,322 and $15,272,903, respectively. For the years ended December 31, 2001, 2000, and 1999, the Company paid cash for income taxes of $1,210,000, $391,000 and $725,500, respectively.

Transfers from loans to foreclosed assets held for sale amounted to $621,846, $374,199 and $482,201 in 2001, 2000, and 1999, respectively. Noncash investing activities also included transferring $6,331,825, $13,393,655 and $3,603,841 from loans to loans available-for-sale in 2001, 2000 and 1999, respectively. Noncash investing activities also included transferring $8,329,179 from loans available-for-sale to held-to-maturity securities in 2000.

OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss) and related tax effects are as follows:

	2001	2000	1999
Unrealized holding gains (losses) on available-for-sale securities	$ 555,025	$ 5,114,257	$ (7,282,815)
Less reclassification adjustment for gains realized in income	(458,980)	(41,109)	(1,400)
Net unrealized gains (losses)	96,045	5,073,148	(7,284,215)
Tax effect	(32,656)	(1,724,870)	2,476,634
Net of tax amount	$ 63,389	$ 3,348,278	$ (4,807,581)

2. RESTATEMENT

The accompanying financial statements for 2000 and 1999 have been restated to correct an error in accounting for student loans and related interest income from 1992 through 2000. The effect of the restatement was as follows:

	2000		1999	
	AS PREVIOUSLY REPORTED	AS RESTATED	AS PREVIOUSLY REPORTED	AS RESTATED
BALANCE SHEET:				
Loans available for sale	$10,318,792	$ 9,953,958		
Accrued interest receivable	3,885,291	3,546,504		
Other assets	3,659,198	3,696,002		
Noninterest-bearing deposits	47,500,335	47,185,597		
Retained earnings	29,963,134	29,658,785	$28,126,918	$27,842,231
STATEMENT OF INCOME:				
Interest income	35,115,572	35,085,780	28,566,085	28,541,051
Income before provision for income taxes	3,794,811	3,765,019	4,717,615	4,692,581
Provision for income taxes	592,520	582,391	903,400	894,888
Net income	3,202,291	3,182,628	3,814,215	3,797,693
Per share data:				
Net income - basic	$1.78	$1.76	$2.13	$2.12
Net income - diluted	$1.77	$1.76	$2.12	$2.12

Retained earnings at January 1, 1999 has been reduced by $268,164 to correct the effect of the misstatement through December 31, 1998.

3. RESTRICTED CASH

The Company is required to maintain average reserve balances with the Federal Reserve Bank based on a percentage of deposits. The amounts of those reserve requirements on December 31, 2001 and 2000 were $5,664,000 and $4,731,000, respectively.

Deposits with any one financial institution are insured up to $100,000. The Company maintains cash and cash equivalents with certain other financial institutions in excess of the insured amount.

4. INVESTMENT SECURITIES

Amortized cost and fair value of investment securities at December 31, 2001 and 2000, are as follows (in thousands):

2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held-to-maturity securities.				
U.S. government agencies				
and corporations	$ 14,995		$ 216	$ 14,779
Mortgage-backed				
securities	6,645	$ 27	44	6,628
Total held-to-maturity				
securities	$ 21,640	$ 27	$ 260	$ 21,407
Available-for-sale securities:				
U.S. government agencies				
and corporations	$ 104,921	$ 95	$ 1,781	$103,235
Obligations of states and				
political subdivisions	11,750	72	212	11,610
Corporate bonds	1,000			1,000
Mortgage-backed securities	12,796	17	109	12,704
Total debt	130,467	184	2,102	128,549
Equity securities:				
Restricted	3,500			3,500
Other	279	24	18	285
Total	$ 134,246	$ 208	$ 2,120	$132,334

2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held-to-maturity securities.				
Mortgage-backed				
securities	$ 7,879	$ 4	$ 93	$ 7,790
Available-for-sale securities:				
U.S. government agencies				
and corporations	$ 83,295	$ 94	$ 1,876	$ 81,513
Obligations of states and				
political subdivisions	17,744	$ 76	290	17,530
Mortgage-backed securities	7,275	1	122	7,154
Total debt securities	108,314	171	2,288	106,197
Equity securities:				
Restricted	5,293			5,293
Other	279	201	93	387
Total	$ 113,886	$ 372	$ 2,381	$111,877

There are no significant concentrations of investments (greater than 10 percent of shareholders' equity) in any individual security issuer other than securities of the United States government and agencies.

Most of the Company's debt and equity securities are pledged to secure trust funds, public deposits, short-term borrowings, Federal Home Loan Bank of Pittsburgh ("FHLB") borrowings, Federal Reserve Bank of Philadelphia Discount Window borrowings and certain other deposits as required by law. U.S. government securities pledged on repurchase agreements are under the Company's control.

The amortized cost and fair value of debt securities at December 31, 2001 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or repayment penalties.

	Amortized Cost	Fair Value
	(in thousands)	
Held-to-maturity securities.		
Due after ten years	$ 14,995	$ 14,779
Mortgage-backed securities	6,645	6,628
Total held-to-maturity securities	$ 21,640	$ 21,407
Available-for-sale securities:		
Due in one year or less	$ 200	$ 201
Due after one year through five years	33,975	33,498
Due after five years through ten years	47,159	46,313
Due after ten years	36,337	35,833
Total	$ 117,671	$ 115,845
Mortgage-backed securities	12,796	12,704
Equity securities	3,779	3,785
Total available-for-sale securities	$ 134,246	$ 132,334

Gross realized gains and losses on sales of available-for-sale securities, determined using specific identification of the securities were as follows:

	2001	2000	1999
Gross realized gains	$ 458,980	$ 41,109	$ 1,400
Gross realized losses	-	-	-

5. LOANS AND LEASES

The major classifications of loans and leases at December 31, 2001 and 2000 are summarized as follows:

	2001	2000
Real estate	$ 96,740,226	$ 109,942,570
Consumer	67,782,196	66,441,389
Commercial	179,043,816	146,610,685
Direct financing leases	9,961,967	12,733,075
Real estate construction	5,446,870	2,971,504
Total	358,975,075	338,699,223
Less:		
Unearned income	1,256,818	1,833,968
Allowance for loan losses	3,741,933	3,264,280
Loans and leases, net	$ 353,976,324	$ 333,600,975

The Company has no concentration of loans to borrowers engaged in similar businesses or activities which exceed 5 percent of total assets at December 31, 2001 or 2000.

Net unearned loan fees and costs of $459,193 and $173,563 have been deducted from the carrying value of loans at December 31, 2001 and 2000, respectively.

Impaired loans information is as follows:

	2001	2000
At December 31:		
Accruing loans that are contractually past due 90 days or more as to principal or interest	$ 5,397,970	$ 1,492,626
Amount of impaired loans that have a related allowance	679,314	708,304
Amount of impaired loans with no related allowance	4,718,656	784,322
Allowance for impaired loans	418,350	422,956
During the year ended December 31:		
Average investment in impaired loans	4,747,812	3,160,740
Interest income recognized on impaired loans (cash basis)	-	-
Principal collected in impaired loans	1,117,964	68,724

Changes in the allowance for loan losses are as follows:

	2001	2000	1999
Balance, beginning	$ 3,264,280	$ 3,172,375	$ 3,007,713
Recoveries	213,639	84,649	115,623
Provision for loan losses	2,474,637	1,158,260	530,000
Losses charged to allowance	(2,210,623)	(1,151,004)	(480,961)
Balance, ending	$ 3,741,933	$ 3,264,280	$ 3,172,375

For federal income tax purposes, the allowance for loan losses is $315,958 at December 31, 2001, 2000, and 1999. The amounts deducted for loan losses in the federal income tax returns were $1,817,574 in 2001, $1,066,355 in 2000 and $365,338 in 1999. These amounts were the maximum allowable deduction.

The Company services real estate loans, which are not included in the accompanying balance sheet, for investors in the secondary mortgage market. The approximate amount of mortgages serviced amounted to $53,000,000 at December 31, 2001 and $42,631,000 at December 31, 2000. Mortgage servicing rights were $327,690 at December 31, 2001 and $252,298 at December 31, 2000 and are included in other assets. Amortization of mortgage servicing rights was $42,046 in 2001.

6. BANK PREMISES AND EQUIPMENT

Components of bank premises and equipment at December 31, 2001 and 2000 are summarized as follows:

	2001	2000
Land	$ 1,054,330	$ 1,054,330
Bank premises	7,738,710	7,637,808
Furniture, fixtures and equipment	6,646,382	6,719,831
Leasehold improvements	2,140,454	1,493,660
Total	17,579,876	16,905,629
Less accumulated depreciation and amortization	6,066,722	5,515,150
Premises and equipment, net	$ 11,513,154	$ 11,390,479

The Company leases its Green Ridge, Scranton, Pittston, West Pittston, Moosic, Kingston, Peckville and Clarks Summit branches under the terms of operating leases. Rental expense was $321,782 for 2001, $287,971 for 2000 and $223,281 for 1999. The future minimum rental payments at December 31, 2001 under these leases are as follows:

Year	Amount
2002	$ 320,946
2003	298,967
2004	262,846
2005	260,500
2006 and thereafter	1,262,828
Total	$ 2,406,087

Amortization of leasehold improvements is included in depreciation expense.

7. DEPOSITS

At December 31, 2001, the scheduled maturities of certificates of deposit are as follows:

2002	$136,496,006
2003	62,938,068
2004	58,296,603
2005	15,790,178
2006 and thereafter	3,602,398
Total	$ 277,123,253

8. SHORT-TERM BORROWINGS

Short-term borrowings are as follows at December 31:

	2001	2000
Securities sold under repurchase agreements	$ 54,258,326	$ 35,987,446
Demand note, U.S. Treasury	222,662	1,087,275
Line of credit, FHLB	-	10,950,000
Total	$ 54,480,988	$ 48,024,721

The maximum and average amounts of short-term borrowings outstanding and related interest rates for the years ended December 31, 2001 and 2000 are as follows:

2001	Maximum Outstanding at any Month End	Average Outstanding	Weighted Average Rate During the Year	Rate at Year End
Line of credit, FHLB	$ 12,250,000	$ 2,611,918	6.00%	0.00%
Securities sold under repurchase agreements	54,258,326	40,969,993	3.68%	3.02%
Demand note, U.S. Treasury	1,118,424	706,515	4.02%	1.41%
Total	$ 66,726,750	$ 44,288,426		

2000	Maximum Outstanding at any Month End	Average Outstanding	Weighted Average Rate During the Year	Rate at Year End
Line of credit, FHLB	$ 28,450,000	$ 15,586,148	6.59%	6.63%
Securities sold under repurchase agreements	39,800,700	34,149,033	5.61%	5.68%
Demand note, U.S. Treasury	1,144,407	668,166	6.38%	5.74%
Total	$ 69,395,107	$ 50,403,347		

At December 31, 2001, the Company has a $47,000,000 line of credit with the FHLB, which is secured by certain mortgage loans, and expires March 4, 2002. There were no borrowings at December 31, 2001. Borrowings were $10,950,000 at December 31, 2000.

Securities sold under agreements to repurchase (repurchase agreements) are secured short-term borrowings, and generally mature within 1 to 89 days from the transaction date. Repurchase agreements are reflected at the amount of cash received in connection with the transaction. The carrying value of the underlying securities is approximately $54,300,000 and $36,000,000 at December 31, 2001 and 2000, respectively. The Bank may be required to provide additional collateral based on the fair value of the underlying securities. The demand note, U. S. Treasury is generally repaid within 1 to 90 days.

At December 31, 2001, the Company has $47,717,000 available to borrow from the Federal Home Loan Bank of Pittsburgh and approximately $29,250,000 that it can borrow at the Discount Window from the Federal Reserve Bank of Philadelphia. There were no borrowings on these lines at December 31, 2001 or 2000.

9. LONG-TERM DEBT

Long-term debt consists of advances from the FHLB with interest rates ranging from 4.69% to 6.22% at December 31, 2001. These advances are secured by unencumbered U.S. government agency securities, mortgage-backed securities, U.S. Treasury notes and certain residential mortgages.

At December 31, 2001, the maturities of long-term debt are as follows:

Year Ending December 31	
2004, 5.92% interest	$ 5,000,000
2008, 4.69% interest	10,000,000
2010, 4.85% interest to 6.22% interest	48,000,000
Total	$ 63,000,000

10. STOCK PLANS

At December 31, 2001, the Company has reserved 86,344 shares of its unissued capital stock for issuance under a dividend reinvestment plan. Shares issued under this plan are valued at fair value as of the dividend payment date.

The Company has established the 1998 Independent Directors Stock Option Plan and has reserved 50,000 shares of its unissued capital stock for issuance under the plan. Under the 1998 Independent Directors Stock Option Plan, each outside director will be awarded stock options to purchase 500 shares of the Company's common stock on the first business day of January, each year, at the fair market value on date of grant. 4,500 stock options with a ten-year life were awarded in 2001, 2000 and 1999.

The Company has established the 1998 Stock Incentive Plan and has reserved 50,000 shares of its unissued capital stock for issuance under the plan. Under the 1998 Stock Incentive Plan, key officers and certain other employees are eligible to be awarded qualified options to purchase the Company's common stock at the fair market value on the date of grant. 2,900, 3,400 and 3,000 qualified stock options with a ten-year life were awarded in 2001, 2000 and 1999, respectively.

The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the Option Plans. Accordingly, no compensation expense has been recognized for the Option Plans. Had compensation cost for the Option Plans been determined based on fair values at the grant date for awards consistent with the method of Statement of Financial Accounting Standards ("SFAS") No. 123, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

	As Reported	Pro Forma
December 31, 2001		
Net income (in thousands)	$ 3,848	$ 3,834
Earnings per share - Basic	2.12	2.12
Earnings per share - Diluted	2.12	2.11

	As Reported	Pro Forma
December 31, 2000		
Net income,restated (in thousands)	$ 3,183	$ 3,168
Earnings per share - Basic	1.76	1.76
Earnings per share - Diluted	1.76	1.75

	As Reported	Pro Forma
December 31, 1999		
Net income, restated (in thousands)	$ 3,798	$ 3,774
Earnings per share - Basic	2.12	2.11
Earnings per share - Diluted	2.12	2.10

For purposes of the pro forma calculations, the fair value of each option is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions for grants issued in 2001, 2000 and 1999:

	2001	2000	1999
Dividend yield	3.33%	2.89%	2.48%
Expected volatility	6.24%	6.26%	6.85%
Risk-free interest rate	3.52%	4.34%	5.50%
Expected lives	5 years	5 years	5 years

A summary of the status of the Company's option plans as of December 31, 2001, 2000, and 1999, and changes during the year ended is presented below:

	Shares	Weighted Average Exercise Price
Outstanding, December 31, 1998	-	
Granted	7,500	$31.00
Exercised	-	
Forfeited	-	-
Outstanding, December 31, 1999	7,500	31.00
Granted	7,900	35.12
Exercised	(500)	31.00
Forfeited	(500)	35.12
Outstanding, December 31, 2000	14,400	33.12
Granted	7,400	36.50
Exercised	(1,500)	34.21
Forfeited	(1,000)	33.06
Outstanding, December 31, 2001	19,300	$34.33

11. INCOME TAXES

The following temporary differences gave rise to the deferred tax asset at December 31:

	2001	2000
Deferred tax assets:		
Provision for loan losses	$ 1,225,831	$ 1,002,429
Deferred compensation	104,384	104,973
Unrealized gain on available-for-sale securities	650,143	682,800
Other	25,683	8,160
Total	2,006,041	1,798,362
Deferred tax liabilities:		
Leasing	(802,955)	(682,212)
Depreciation	(433,207)	(423,279)
Loan fees and costs	(174,028)	(186,259)
Other	(97,916)	(32,136)
Total	(1,508,106)	(1,323,886)
Deferred tax asset, net	$ 497,935	$ 474,476

The provision for income taxes is as follows:

	2001	2000	1999
Current	$ 961,982	$ 108,563	$ 636,597
Deferred	(56,116)	473,828	258,291
Total provision	$ 905,866	$ 582,391	$ 894,888

A reconciliation between the expected statutory income tax and the actual provision for income taxes is as follows:

	2001	2000	1999
Expected provision at the statutory rate	$ 1,616,360	$ 1,280,107	$ 1,595,477
Tax-exempt income	(562,055)	(661,374)	(660,622)
Nondeductible interest expense	73,125	97,780	95,891
Other nondeductible expenses	14,264	40,132	2,968
Low income housing tax credits	(112,738)	(122,628)	(73,910)
Other, net	(123,090)	(51,626)	(64,916)
Actual provision for income taxes	$ 905,866	$ 582,391	$ 894,888

12. RETIREMENT PLAN

The Company has a defined contribution 401(k) plan covering substantially all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Contributions to the Plan were $211,518 in 2001, $236,564 in 2000 and $212,898 in 1999.

13. FINANCIAL INSTRUMENTS

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

The Company's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

A summary of the notional amounts of the Bank's financial instruments with off-balance-sheet risk at December 31, 2001 follows:

	Notional Amount
Commitments to extend credit	$ 98,763,324
Standby letters of credit	5,832,788

Commitments to extend credit are legally binding agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by the Company on extension of credit, is based on management's credit assessment of the customer.

Standby letters of credit written are conditional commitments issued by the Company guaranteeing performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The Company has not incurred any losses on its commitments in 2001, 2000 or 1999.

The carrying or notional amount and estimated fair values of the Company's financial instruments were as follows at December 31, 2001 and 2000:

	2001		2000	
	Carrying Or Notional Amount	Estimated Fair Value	Carrying Or Notional Amount	Estimated Fair Value
	(In thousands)		(In thousands)	
Financial Assets:				
Cash and cash equivalents . . . $	25,645	$ 25,645	$ 8,779	$ 8,779
Held-to-maturity securities	21,640	21,407	7,879	7,790
Available-for-sale securities . .	132,334	132,334	111,877	111,877
Loans and leases	357,718	359,739	336,865	339,664
Loans available-for-sale	16,150	16,418	9,954	10,061
Accrued interest	3,268	3,268	3,547	3,547
Financial liabilities:				
Deposit liabilities ....$	407,779	$ 410,065	$ 339,310	$340,011
Accrued interest	2,454	2,454	2,764	2,764
Short-term borrowings	54,481	54,481	48,025	48,095
Long-term debt	63,000	62,497	63,000	63,271
Off-balance sheet liabilities:				
Commitments to extend credit . $	98,763	$ 98,763	$ 78,705	$ 78,705
Standby letters of credit	5,833	5,833	3,663	3,663

14. EARNINGS PER SHARE

Earnings per share (EPS) is computed using the weighted-average number of shares of common stock outstanding after giving effect to the assumed exercise of stock options. Prior year amounts have been restated to reflect the 2001 stock split.

The following data shows the amounts used in computing earnings per share and the effects on income and the weighted average number of shares of dilutive potential common stock for the years ended December 31, 2001, 2000 and 1999.

2001	Income Numerator	Common Shares Denominator	EPS
Basic EPS	$ 3,848,136	1,811,391	$ 2.12
Dilutive effect of potential common stock			
Stock options:			
Exercise of options outstanding		19,300	
Hypothetical share repurchase at $37.75		(17,554)	
Diluted EPS	$ 3,848,136	1,813,137	$ 2.12

2000	Income Numerator	Common Shares Denominator	EPS
Basic EPS	$ 3,182,628	1,803,674	$ 1.76
Dilutive effect of potential common stock			
Stock options:			
Exercise of options outstanding		14,400	
Hypothetical share repurchase at $35.13		(12,761)	
Diluted EPS	$ 3,182,628	1,805,313	$ 1.76

1999	Income Numerator	Common Shares Denominator	EPS
Basic and diluted EPS	$ 3,797,693	1,792,232	$ 2.12

15. REGULATORY MATTERS

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possible additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of December 31, 2001, the Bank meets all capital adequacy requirements to which it is subject.

To be categorized as well capitalized the Company must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. The Company's actual capital amounts and ratios are also presented in the table. No amounts were deducted from capital for interest-rate risk in either 2001, 2000 or 1999.

	Actual		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total Capital						
(to Risk Weighted Assets)	$ 45,146,000	12.5%	≥$ 28,846,000	≥8.0%	≥$36,058,000	≥10.0%
Tier I Capital						
(to Risk Weighted Assets)	$ 41,402,000	11.5%	≥$ 14,423,000	≥4.0%	≥$21,635,000	≥ 6.0%
Tier I Capital						
(to Average Assets)	$ 41,402,000	7.8%	≥$ 21,349,000	≥4.0%	≥$26,687,000	≥ 5.0%
As of December 31, 2000:						
Total Capital						
(to Risk Weighted Assets)	$41,829,000	13.2%	≥$25,414,000	≥8.0%	≥$31,767,000	≥10.0%
Tier I Capital						
(to Risk Weighted Assets)	$38,515,000	12.1%	≥$12,707,000	≥4.0%	≥$19,060,000	≥ 6.0%
Tier I Capital						
(to Average Assets)	$38,515,000	8.1%	≥$18,940,000	≥4.0%	≥$23,675,000	≥ 5.0%

The Bank can pay dividends to the Company equal to the Bank's retained earnings which approximated $33,000,000 at December 31, 2001. However, such dividends are limited due to the capital requirements discussed above.

16. RELATED PARTY TRANSACTIONS

During the ordinary course of business, loans are made to executive officers, directors, shareholders and associates of such persons. These transactions were made on substantially the same terms and at those rates prevailing at the time for comparable transactions with others. These loans do not involve more than the normal risk of collectability or present other unfavorable features. A summary of loan activity with officers, directors, shareholders and associates of such persons is as follows:

	2001	2000	1999
Balance, beginning	$ 6,975,141	$ 4,125,035	$ 4,337,908
Additions	1,731,695	6,821,466	1,981,163
Collections	(2,922,578)	(3,971,360)	(2,194,036)
Balance, ending	$ 5,784,258	$ 6,975,141	$ 4,125,035

Aggregate loans to directors and associates exceeding 2.5% of shareholders' equity included in the table above are as follows:

	2001	2000	1999
Number of persons	2	2	1
Balance, beginning	$ 4,848,966	$ 1,871,358	$ 2,447,527
Additions	128,851	5,510,253	689,343
Collections	(603,180)	(2,755,754)	(375,165)
Prior loan balance now above threshold		223,109	
Adjustment for loans no longer exceeding 2.5% of shareholders' equity	-	-	(890,347)
Balance, ending	$ 4,374,637	$ 4,848,966	$ 1,871,358

17. COMMITMENTS

The Bank plans to open a branch in Eynon, Pennsylvania. Costs are estimated to be $250,000 and will be funded internally.

The Bank will install a new core processing system in 2002. The cost will approximate $1,300,000 and will be funded internally.

18. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of quarterly results of operations for the years ended December 31, 2001, 2000 and 1999:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(in thousands, except per share amounts)				
2001					
Interest income	$ 9,169	$ 9,259	$ 9,264	$ 8,688	$ 36,380
Interest expense	(5,398)	(5,146)	(5,146)	(5,164)	(20,854)
Net interest income	3,771	4,113	4,118	3,524	15,526
Provision for loan losses	(328)	(276)	(570)	(1,301)	(2,475)
Other income	865	830	857	1,150	3,702
Other expenses	(2,931)	(3,177)	(3,230)	(2,661)	(11,999)
Income before provision for income taxes	1,377	1,490	1,175	712	4,754
Provision for income taxes	(294)	(350)	(251)	(11)	(906)
Net income	$ 1,083	$ 1,140	$ 924	$ 701	$ 3,848
Net income per share	$ .60	$ .62	$ .51	$ .39	$ 2.12

2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(In thousands, except per share amounts)				
Interest income	$ 8,072	$ 8,577	$ 9,172	$ 9,265	$ 35,086
Interest expense	(4,667)	(5,142)	(5,797)	(5,862)	(21,468)
Net interest income	3,405	3,435	3,375	3,403	13,618
Provision for loan losses	(106)	(137)	(138)	(777)	(1,158)
Other income	622	715	888	715	2,940
Other expenses	(2,875)	(3,002)	(2,914)	(2,844)	(11,635)
Income before provision for income taxes	1,046	1,011	1,211	497	3,765
Provision for income taxes	(184)	(174)	(267)	43	(582)
Net income	$ 862	$ 837	$ 944	$ 540	$ 3,183
Net income per share	$ .48	$ .46	$ .52	$ .30	$ 1.76

1999	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(In thousands, except per share amounts)				
Interest income	$ 6,207	$ 6,877	$ 7,554	$ 7,903	$ 28,541
Interest expense	(3,235)	(3,670)	(4,072)	(4,399)	(15,376)
Net interest income	2,972	3,207	3,482	3,504	13,165
Provision for loan losses	(180)	(140)	(85)	(125)	(530)
Other income	480	556	584	536	2,156
Other expenses	(2,254)	(2,466)	(2,665)	(2,713)	(10,098)
Income before provision for income taxes	1,018	1,157	1,316	1,202	4,693
Provision for income taxes	(218)	(259)	(301)	(117)	(895)
Net income	$ 800	$ 898	$ 1,015	$ 1,085	$ 3,798
Net income per share	$ .45	$ .50	$ .57	$ .60	$ 2.12

19. RECENT ACCOUNTING PRONOUNCEMENTS

In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement supercedes and replaces the guidance in Statement 125. It revises the standards for accounting for securities and other transfers of financial assets and collateral and requires certain disclosures, although it carries over most of the Statement 125's provisions without reconsideration. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and for recognition and reclassification of collateral for fiscal years ending after December 15, 2000. This Statement is to be applied prospectively with certain exceptions. Other than those exceptions, earlier or retroactive application of its accounting provisions is not permitted. The 2001 adoption of this statement had no impact on the Company's financial condition, equity, results of operations or disclosure.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." This Statement addresses financial accounting and reporting for business combinations and supercedes APB Opinion No. 16, "Business Combinations", and FASB Statement 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations in the scope of the Statement are to be accounted for using the purchase method. The provisions of the Statement apply to all business combinations initiated after June 30, 2001.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." The Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supercedes APB Opinion No. 17,

"Intangible Assets". It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. The Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of the Statement are required to be applied starting with fiscal years beginning after December 15, 2001, except that goodwill and intangible assets acquired after June 30, 2001 will be subject immediately to the nonamortization and amortization provisions of the Statement. Early application is permitted for entries with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. The Statement is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statement at that date. There is no expected impact on earnings, financial condition or equity upon adoption of Statement No. 142.

20. PARENT COMPANY ONLY

The following is condensed financial information for Fidelity D & D Bancorp, Inc. on a parent company only basis (in thousands):

CONDENSED BALANCE SHEET

	DECEMBER 31, 2001	DECEMBER 31, 2000
ASSETS:		
Cash	$ 1	$ 1
Investment in subsidiary	40,141	37,160
Other	30	54
Total	$ 40,172	$ 37,215
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Liabilities	$ -	$ -
Shareholders' equity	40,172	37,215
Total	$ 40,172	$ 37,215

CONDENSED INCOME STATEMENT

	YEARS ENDED DECEMBER 31, 2001	YEARS ENDED DECEMBER 31, 2000
INCOME:		
Equity in undistributed earnings of subsidiary	$ 2,918	$ 1,969
Dividends from subsidiary	1,056	1,396
Total income	3,974	3,365
OPERATING EXPENSES	191	238
INCOME BEFORE TAXES	3,783	3,127
CREDIT FOR INCOME TAXES	65	55
NET INCOME	$ 3,848	$ 3,182

CONDENSED STATEMENT OF CASH FLOWS

	YEARS ENDED DECEMBER 31, 2001	2000
CASH FLOWS OPERATING ACTIVITIES:		
Net income	$ 3,848	$ 3,182
Adjustments to reconcile net income to net cash provided by operations:		
Equity in earnings of subsidiary	(3,974)	(3,365)
Deferred income taxes	2	(8)
Net change in other assets	23	(47)
Net cash provided by operating activities	(101)	(238)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Dividends received from subsidiary	1,056	1,396
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid, net of dividend reinvestment	(1,006)	(1,173)
Exercise of stock options	51	16
Proceeds from borrowings	-	155
Repayment of borrowings	-	(155)
Net cash used in financing activities	(955)	(1,157)
Net increase in cash	-	1
CASH, BEGINNING	1	-
CASH, ENDING	$ 1	$ 1

9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART 3

10. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The information required under Item 401 of Regulation S-K is incorporated by reference herein, to the section, "Board of Directors and Management", subsections "Information as to Directors and Nominees", "Family Relationships", "Executive Officers of the Company", and "Executive Officers of the Bank", contained within the Company's 2002 Proxy Statement.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and shareholders owning in excess of 10% of the Company's outstanding equity stock to file initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company with the Securities and Exchange Commission (the SEC). SEC regulations require that these reporting persons furnish the Company with copies of all Section 16(a) forms which they file. Based on a review of copies of such reports received by it, and on written statements of the reporting persons, the Company believes that the reporting persons complied with all such Section 16(a) filing requirements in a timely fashion.

11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference herein, to the section titled "Executive Compensation", and the section titled "Board of Directors and Management", subsection"Compensation of Directors", contained within the Company's 2002 Proxy Statement.

12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

This information required by this item is incorporated by reference herein, to the section titled "Beneficial Ownership of the Company's Common Stock by Significant Shareholders, Directors and Executive Officers", contained within the Company's 2002 Proxy Statement.

13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item, relating to transactions with management and others, certain business relationships and indebtedness of management, is set forth above in Item 8 "Financial Statements and Supplementary Data" and is incorporated by reference herein to the section titled "Certain Business Relationships and Transactions with Management", contained within the Company's 2002 Proxy Statement.

PART 4

14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) **(1)Financial Statements** - The following financial statements are included by reference in Part II, Item 8 hereof:

Report of Independent Certified Public Accountants.
Balance Sheet.
Statement of Income.
Statement of Changes in Shareholder Equity.
Statement of Cash Flows.
Notes to Financial Statements.

(2)Financial Statement Schedules

Financial Statement Schedules are omitted because the required information is either not applicable, not required or is shown in the respective financial statements or in the notes thereto.

(3)Exhibits

The following exhibits are filed herewith or incorporated by reference as a part of this Annual Report.

3(i) **Amended and Restated Articles of Incorporation of Registrant.** Incorporated by reference to Exhibit 3(i) to Registrant's Registration Statement No. 333-90273 on Form S-4, filed with the SEC on November 3,1999 and as amended on April 6, 2000.

3(ii) **Bylaws of Registrant.** Incorporated by reference to Exhibit 3 (ii) to Registrant's Registration Statement No. 333-90273 on Form S-4, filed with the SEC on November 3, 1999 and as amended on April 6, 2000.

10.1 **1998 Independent Directors Stock Option Plan of The Fidelity Deposit and Discount Bank, as assumed by Registrant.** Incorporated by reference to Exhibit 10.1 to Registrant's Registration Statement No. 333-90273 on Form S-4, filed with the SEC on November 3, 1999 and as amended on April 6, 2000.

10.2 ***1998 Stock Incentive Plan of The Fidelity Deposit and Discount Bank, as assumed by Registrant.*** Incorporated by reference to Exhibit 10.2 of Registrant's Registration Statement No. 333-90273 on Form S-4, filed with the SEC on November 3, 1999 and as amended on April 6, 2000.

10.3 **Form of Deferred Compensation Plan of The Fidelity Deposit and Discount Bank.** Incorporated by reference to Exhibit 10.3 to Registrant's Registration Statement No. 333-45668 on Form S-1, filed with the SEC on September 12, 2000 and as amended on October 11, 2000.

10.4 **Registrant's 2000 Dividend Reinvestment Plan.** Incorporated by reference to Exhibit 4 to Registrant's Registration Statement No. 333-45668 on Form S-1, filed with the SEC on September 12, 2000 and as amended by Pre-Effective Amendment No. 1 on October 11, 2000 and by Post-Effective Amendment No. 1 on May 30, 2001.

10.5 **Registrant's 2000 Independent Directors Stock Option Plan.** Incorporated by reference to Exhibit 4.3 to Registrant's Registration Statement No. 333- 64356 on Form S-8 filed with the SEC on July 2, 2001.

10.6 **Registrant's 2000 Stock Incentive Plan.** Incorporated by reference to Exhibit 4.4 to Registrant's Registration Statement No. 333-64356 on Form S-8 filed with the SEC on July 2, 2001.

10.7 **Form of Employment Agreement with Joseph J. Earyes.** Incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed with the SEC on March 25, 2002.

11 **Statement regarding computation of earnings per share.** Included herein Note 14 "Earnings per Share", contained within the Notes to Consolidated Financial Statements, and incorporated herein by reference.

12 **Statement regarding computation of ratios.** Included herein in section 6, "Selected Financial Data".

21 **Subsidiaries of the Registrant.**

23 **Consent of Independent Auditors.**

(b) No Current Report on Form 8-K was filed by the Company during the fourth quarter of the fiscal year ended December 31, 2001.

(c) The exhibits required to be filed by this item are listed under Item 14(a)3, above.

(d) NOT APPLICABLE.

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELITY D&D BANCORP, INC.
(Registrant)

By: /s/ Michael F. Marranca 3/28/02
Michael F. Marranca, Date
Chairman of the Board of Directors and President

By: /s/ Joseph J. Earyes 3/28/02
Joseph J. Earyes, Date
Executive Vice President and Chief Executive Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Michael F. Marranca 3/28/02
Michael F. Marranca, Date
Chairman of the Board of Directors and President

By: /s/ Joseph J. Earyes 3/28/02
Joseph J. Earyes, Date
Executive Vice President and Chief Executive Officer

By: /s/ Robert P. Farrell 3/28/02
Robert P. Farrell, Treasurer Date
(Principal Financial and Accounting Officer)

By: /s/ Samuel C. Cali 3/28/02
Samuel C. Cali, Director and Chairman Emeritus Date

By: /s/ John F. Glinsky, Jr. 3/28/02
John F. Glinsky, Jr., Date
Secretary of the Board of Directors and Director

By: /s/ Patrick J. Dempsey 3/28/02
Patrick J. Dempsey, Date
Vice Chairman of the Board of Directors and Director

By: /s/ Paul A. Barrett 3/28/02
Paul A. Barrett, Director Date

By: /s/ John T. Cognetti 3/28/02
John T. Cognetti, Director Date

By: /s/ Michael J. McDonald 3/28/02
Michael J. McDonald, Director Date

By: /s/ David L. Tressler, Sr. 3/28/02
David L. Tressler, Sr., Director Date

By: /s/ Mary E. McDonald 3/28/02
Mary E. McDonald, Director Date

By: /s/ Brian J. Cali 3/28/02
Brian J. Cali, Director Date

EXHIBIT INDEX

3(i) **Amended and Restated Articles of Incorporation of Registrant.** Incorporated by reference to Exhibit 3(i) to Registrant's Registration Statement No. 333- 90273 on Form S-4, filed with the SEC on November 3, 1999 and as amended on April 6, 2000.

3(ii) **Bylaws of Registrant.** Incorporated by reference to Exhibit 3 (ii) to Registrant's Registration Statement No. 333-90273 on Form S-4, filed with the SEC on November 3, 1999 and as amended on April 6, 2000.

10.1 **1998 Independent Directors Stock Option Plan of The Fidelity Deposit and Discount Bank, as assumed by Registrant.** Incorporated by reference to Exhibit 10.1 to Registrant's Registration Statement No. 333-90273 on Form S-4, filed with the SEC on November 3, 1999 and as amended on April 6, 2000.

10.2 **1998 Stock Incentive Plan of The Fidelity Deposit and Discount Bank, as assumed by Registrant.** Incorporated by reference to Exhibit 10.2 of Registrant's Registration Statement No. 333-90273 on Form S-4, filed with the SEC on November 3, 1999 and as amended on April 6, 2000.

10.3 ***Form of Deferred Compensation Plan of The Fidelity Deposit and Discount Bank.*** Incorporated by reference to Exhibit 10.3 to Registrant's Registration Statement No. 333-45668 on Form S-1, filed with the SEC on September 12, 2000 and as amended on October 11, 2000.

10.4 **Registrant's 2000 Dividend Reinvestment Plan.** Incorporated by reference to Exhibit 4 to Registrant's Registration Statement No. 333-45668 on Form S-1, filed with the SEC on September 12, 2000 and as amended by Pre-Effective Amendment No. 1 on October 11, 2000 and by Post-Effective Amendment No. 1 on May 30, 2001.

10.5 **Registrant's 2000 Independent Directors Stock Option Plan.** Incorporated by reference to Exhibit 4.3 to Registrant's Registration Statement No. 333-64356 on Form S-8 filed with the SEC on July 2, 2001.

10.6 ***Registrant's 2000 Stock Incentive Plan.*** *Incorporated by reference to Exhibit 4.4 to Registrant's Registration* Statement No. 333-64356 on Form S-8 filed with the SEC on July 2, 2001.

10.7 **Form of Employment Agreement with Joseph J. Earyes.** Incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed with the SEC on March 25, 2002.

11 **Statement regarding computation of earnings per share.** Included herein in Note 14 "Earnings per Share", contained within the Notes to Consolidated Financial Statements, and incorporated herein by reference.

12 **Statement regarding computation of ratios.** Included herein in section 6, "Selected Financial Data".

21 **Subsidiaries of the Registrant.**

23 **Consent of Independent Auditors.**

Exhibits

21 **Subsidiaries of the Registrant.** The Fidelity Deposit and Discount Bank, Blakely and Drinker Streets Dunmore, Pennsylvania. Incorporated in Pennsylvania December 13, 1902.

23 ***Consent of Independent Auditors:***

We consent to the incorporation by reference in this Annual Report on Form 10-K for the year ended December 31, 2001, of Fidelity D & D Bancorp, Inc. of our report dated February 2, 2002,except for Note 2 as to which the date is March 18, 2002, included in the Registrant's Annual Report to Shareholders.

Wilkes Barre, Pennsylvania
March 28, 2002

Parente Randolph, PC
Accountants & Consultants

Products & Services

Consumer Deposit Products
Personal Checking Accounts
Budget Checking Accounts
Senior Checking Accounts
Youth Checking and Savings Accounts
NOW Accounts
Money Market Accounts
Statement Savings Accounts
Fixed Rate or Variable Rate IRA
  Certificates of Deposit
Christmas and All Purpose Club Accounts
Certificates of Deposit

Consumer Electronic Services
Overdraft Protection
Fidelity at Work Program (Offered to
  businesses for their employees)
Direct Deposit Services
MAC Services:
  The Fidelity Check Card
  MAC Card
The Fidelity Telephone Link
The Fidelity On-Line
Sweep Accounts Using
  Repurchase Agreements

Consumer Loan Products
Home Equity Line of Credit
Mortgage Loans
Installment Loans
Direct Auto Leasing
Student Loans
Preferred Lines of Credit
MasterCard/Visa
Special Home Buyer Programs

Business Loan Products
Commercial Loans
Equipment Loans & Leasing
Floor Plan Loans
Lines of Credit
Community Development Loans
Demand Loans
Commercial Mortgages
Participation Loans
Letters of Credit

Special Business Loan Programs
SBA Loan Programs
PENNCAP Loans
PEDFA Loans
EDCNP Loans

Investment Services*
Annuities
Trust (Personal/Corporate)
Estate Settlement Services
Mutual Funds
Term Life Insurance
Institutional Money Managers
Retirement Accounts:
- 401K
- SEP
- SIMPLE
- IRA

Additional Bank Services
Tax Exempt Bonds
Government Check Cashing Services
Acceptance of Utility Bills:
  Pennsylvania American Water
  Penn Fuel
Acceptance of County Real Estate Taxes
Acceptance of TT&L Payments for Businesses
Savings Bonds
Travelers Checks, Money Orders,
  Certified Checks and Cashier Checks
Wire Transfer Services
Safe Deposit Services
ACH Services
Direct Deposit Services

Business Deposit Products and Services
Business Checking with
  Account Analysis
NOW Accounts
Money Market Deposit Accounts
Savings Accounts
Certificates of Deposit
Sweep Accounts Using
  Repurchase Agreements
Fidelity at Work Program
Small Business Checking

Business Electronic Services
Fidelity Cash Manager
The Fidelity Telephone Link
The Fidelity On-Line
MasterCard/Visa (MAC)
  Merchant Processing
ACH Origination Processing

* Not FDIC insured. No Bank Guarantee. May Lose Value.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 7, 2002

TO THE SHAREHOLDERS OF FIDELITY D&D BANCORP, INC.:

NOTICE IS HEREBY GIVEN that Fidelity D&D Bancorp, Inc. will hold its Annual Meeting of Shareholders on Tuesday, May 7, 2002 at 3:00p.m., Eastern Daylight Time, at the main office of Fidelity D&D Bancorp, Inc., at Blakely and Drinker Streets, Dunmore, Pennsylvania 18512, to consider and vote upon the following proposals:

(1) Election of 3 Class B Directors to serve for a three-year term and until their successors are properly elected and qualified;

(2) Approval and adoption of the Fidelity D&D Bancorp, Inc. 2002 Employee Stock Purchase Plan;

(3) Ratification of the selection of Parente Randolph, P.C., Certified Public Accountants, as independent auditors for the company for the fiscal year ending December 31, 2002; and

(4) The transaction of any other business properly before the annual meeting and any adjournment or postponement of the meeting.

Shareholders, as of close of business on March 15, 2002, are entitled to notice of the meeting and may vote at the annual meeting, either in person or by proxy.

Management welcomes your attendance at the annual meeting. Whether or not you expect to attend the annual meeting in person, we ask you to complete, sign, date and promptly return the enclosed proxy in the accompanying postage-paid envelope. The prompt return of your proxy will save expenses involved in further communications. Even if you return a proxy, you may vote in person if you give written notice to the Secretary of the company and attend the annual meeting. Promptly returning your completed proxy will ensure that your shares are voted in accordance with your wishes and will guarantee the presence of a quorum.

The Board of Directors is distributing this proxy statement, form of Proxy, and Fidelity D&D Bancorp, Inc. 2002 Annual Report on or about April 5, 2002

By Order of the Board of Directors,

John F. Glinsky, Jr.
Secretary

Dunmore, Pennsylvania
April 5, 2002

FIDELITY D&D BANCORP, INC.

Blakely and Drinker Streets
Dunmore, Pennsylvania 18512

OTC BB TRADING SYMBOL: FDBC

PROXY STATEMENT FOR THE ANNUAL MEETING OF
SHAREHOLDERS TO BE HELD MAY 7, 2002

The company is mailing this proxy statement to shareholders
On or about April 5, 2002

TABLE OF CONTENTS

PAGE

GENERAL INFORMATION

Date, Time and Place of the Annual Meeting

Fidelity D&D Bancorp, Inc. is furnishing this proxy statement in connection with the solicitation by the Board of Directors of proxies to be voted at the Annual Meeting of Shareholders of the company. The annual meeting will be held at the main office of Fidelity D&D Bancorp, Inc., Blakely and Drinker Streets, Dunmore, Pennsylvania 18512, on Tuesday, May 7, 2002 at 3:00 p.m., Eastern Daylight Time. The telephone number for the company is (570) 342-8281. Please direct all inquiries to Michael F. Marranca, President of the company.

Description of the Company

Fidelity D&D Bancorp, Inc., a Pennsylvania company and registered bank holding company, was organized in 1999 and became the holding company for The Fidelity Deposit and Discount Bank on June 30, 2000. Effective June 27, 2001, the company elected financial holding company status. The Fidelity Deposit and Discount Bank, its wholly-owned, sole subsidiary, was formed in 1902 as a commercial banking institution under the laws of Pennsylvania. In 1997, the bank became a bank and trust company. The bank offers a full range of traditional banking services, a trust department, and alternative financial products.

The Board of Directors encloses a copy of the annual report for the fiscal year ended December 31, 2001, with this proxy statement. You may obtain additional copies of the company's annual report for the 2001 fiscal year at no cost by contacting Robert P. Farrell, Treasurer, Fidelity D&D Bancorp, Inc., Blakely and Drinker Streets, Dunmore, Pennsylvania 18512, telephone (570) 342-8281.

We have not authorized anyone to provide you with information. You should rely only on the information contained in this document or on documents to which we refer you. Although we believe we have provided you with all the information you will need to make your decision to vote, events may occur at Fidelity D&D Bancorp, Inc. subsequent to printing this proxy statement that might affect your decision or value of your stock.

VOTING PROCEDURES

Solicitation and Voting of Proxies

The Board of Directors is sending this proxy statement and proxy form to shareholders on or about April 5, 2002. The Board of Directors of Fidelity D&D Bancorp, Inc. solicits this proxy for use at the 2002 Annual Meeting of Shareholders of Fidelity D&D Bancorp, Inc. The directors, officers and other employees of the company or the bank may solicit proxies in person or by telephone, telecopy, telegraph or mail, but only for use at the 2002 Annual Meeting. The company will pay the cost of preparing, assembling, printing, mailing and soliciting proxies and any additional material that the company sends to shareholders. The company will make arrangements with brokerage houses and other custodians, nominees and fiduciaries to forward proxy solicitation materials to the owners of stock held by these persons. The company will reimburse these persons for their reasonable forwarding expenses.

Only shareholders of record as of the close of business on Friday March 15, 2002, the voting record date, may vote at the annual meeting. On all matters to come before the annual meeting, shareholders may cast one vote for each share held. Cumulative voting rights do not exist with respect to the election of directors.

By properly completing a proxy, the shareholder appoints the proxy holders named on the proxy form to vote his or her shares as specified on the proxy. Any proxy not specifying to the contrary will be voted as follows:

FOR the election of Samuel C. Cali, Mary E. McDonald and David L. Tressler, Sr. as Class B Directors of the company for terms expiring in 2005;

FOR the approval and adoption of the Fidelity D&D Bancorp, Inc. 2002 Employee Stock Purchase Plan; and

For the ratification of the selection of Parente Randolph, P.C., Certified Public Accountants, as the independent auditors of the company for the 2002 fiscal year.

If a shareholder is a participant in the Fidelity D&D Bancorp, Inc. Dividend Reinvestment Plan, the enclosed proxy will also serve as a proxy for the shares held in the plan. The Fidelity Deposit and Discount Bank, as the administrator of the plan, will not provide plan participants with separate proxies covering the shares held in the Dividend Reinvestment Plan. Each holder of common stock is entitled to one vote, in person or by proxy, for each whole share of common stock held as of the record date. If your proxy is signed but does not indicate your voting preferences, the plan agent will vote your shares in favor of the proposals and for all nominees. If you do not return a proxy, your shares will not be voted.

Quorum and Vote For Approval

The company's Articles of Incorporation authorize the issuance of up to 10,000,000 shares of common stock. At the close of business on March 15, 2002, the company had issued and outstanding 1,822,147.75 shares of common stock, without par value. The company's Articles of Incorporation also authorize the issuance of up to 5,000,000 shares of preferred stock. The company has not issued any preferred stock.

To hold the annual meeting, a "quorum" of shareholders must be present. Under Pennsylvania law and bylaws of the company, the presence, in person or by proxy, of the holders of a majority of the outstanding shares entitled to vote is necessary to constitute a quorum for the transaction of business at the meeting. Votes withheld and abstentions will be counted in determining the presence of a quorum for the particular matter. The company will not count broker non-votes in determining the presence of a quorum. A broker non-vote occurs when a broker nominee, holding shares for a beneficial owner, does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item, and has not received instructions from the beneficial owner. Those shareholders present, in person or by proxy, may adjourn the meeting to another time and place if a quorum is lacking.

Assuming the presence of a quorum, the nominees in each class of directors receiving the highest number of votes, cast by shareholders entitled to vote for the election of directors, shall be elected. Votes withheld from a nominee and broker non-votes will not be cast for a nominee. The company's Articles of Incorporation do not permit cumulative voting in the election of directors.

Assuming the presence of a quorum, a majority of votes cast at the meeting shall be required to approve and adopt the Fidelity D&D Bancorp, Inc. 2002 Employee Stock Purchase Plan and to ratify the selection of the independent auditors. Abstentions and broker non-votes are not deemed to constitute votes cast and, therefore, do not count either for or against ratification. Abstentions and broker non-votes, however, have the practical effect of reducing the number of affirmative votes required to achieve a majority for the matter by reducing the total number of shares voted from which the required majority is calculated.

Revocability of Proxy

Shareholders who sign and return proxies to the company may revoke them at any time before they are voted by:

- Delivering written notice of revocation to John F. Glinsky, Jr., Secretary of Fidelity D&D Bancorp, Inc., at Blakely and Drinker Streets, Dunmore, Pennsylvania 18512;

- Delivering a properly executed proxy bearing a later date to John F. Glinsky, Jr., Secretary of Fidelity D&D Bancorp, Inc., at Blakely and Drinker Streets, Dunmore, Pennsylvania 18512; or

- Attending the meeting and voting in person, after giving written notice to John F. Glinsky, Jr., Secretary of the company.

You have the right to vote and, if desired, to revoke your proxy any time before the annual meeting. Should you have any questions, please call John F. Glinsky, Corporate Secretary, at (570) 342-8281.

Methods of Voting

<u>Voting by Proxy</u>

- Mark your selections.
- Date your proxy and sign your name exactly as it appears on your proxy.
- Mail to Fidelity D&D Bancorp, Inc. in the enclosed, postage-paid envelope.

Voting in Person

- Attend the annual meeting and show proof of eligibility to vote.
- Obtain a ballot.
- Mark your selections.
- Date your ballot and sign your name exactly as it appears in the transfer books of the company.

ELECTION OF DIRECTORS
(PROPOSAL NO. 1)

Qualification and Nomination of Directors

The company's by-laws provide that the Board of Directors consist of at least 3 directors and classified into 3 classes. Each class is elected for a term of three years. Accordingly, the terms of the classes expire at successive annual meetings. The Board may fix the number of directors and their respective classifications within the foregoing limits. A majority of the Board may also fill vacancies on the Board, and the person appointed to fill the vacancy serve, until the expiration of the term of office of the class of directors to which he or she was appointed.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE **FOR** THE PROPOSAL TO ELECT THE 3 NOMINEES LISTED BELOW AS CLASS B DIRECTORS OF THE COMPANY

Currently, Class A consists of 4 directors, Class B consists of 3 directors, and Class C consists of 3 directors. Shareholders will elect 3 Class B directors at the annual meeting to serve for a 3 year term that expires at the company's annual meeting in the year 2005.

The proxy holders will vote the proxies for the election of each of the nominees named below, unless you indicate that your vote should be withheld from any or all of them. Each nominee elected as a director will continue in office until his or her successor has been duly elected and qualified, or until his or her death, resignation or retirement.

The Board of Directors is proposing the following nominees for election as Class B Directors at the annual meeting:

- Samuel C. Cali
- Mary E. McDonald
- David L. Tressler, Sr.

*The Board of Directors recommends a vote **FOR** the election of the above named nominees for directors.*

BOARD OF DIRECTORS AND MANAGEMENT

Governance

The Board of Directors of Fidelity D&D Bancorp, Inc. oversees all business, property and affairs of the company. The Chairman and officers keep the members of the Board informed of the company's business through the discussions at Board meetings and by providing materials to them. The directors of the company also serve as the directors of The Fidelity Deposit and Discount Bank, pursuant to election by the bank's sole shareholder, Fidelity D&D Bancorp, Inc. During fiscal 2001, the Board of Directors of the company held 31 meetings. The Board of Directors of the bank held 31 regular meetings and one annual meeting.

Each of the directors attended at least 75% of the total number of Board of Directors' meetings and committee meetings for the company and 75% of the Board of Directors' meetings and committee meetings for the bank.

Information as to Directors and Nominees

The following biographies contain selected information with respect to the directors of the company. The information includes each person's age as of March 15, 2002, and principal occupation for at least the past 5 years.

Nominee and Current Class B Directors (to serve until 2005 if re-elected)

Samuel C. Cali

Mr. Cali, age 85, has been a director of the company since 1999. Mr. Cali served as Chairman of the board of directors of the company from 1999 to October of 2001. Mr. Cali is the retired proprietor of S.C. Cali Agency, an insurance agency located in Dunmore, Pennsylvania. He has been a director of the bank since 1958 and served as Chairman of the bank's board of directors from June 1986 to October 2001.

Mary E. McDonald

Mrs. McDonald, age 68, has been a director of the company since 2000. She has been a member of the bank's board of directors since 2000. Mrs. McDonald is a retired educator.

David L. Tressler, Sr.

Mr. Tressler, age 65, has been a director of the company since 1999. Mr. Tressler has been a member of the bank's board of Directors since 1998. He is the Executive Director and Chief Executive Officer of Northeastern Pennsylvania Physicians Organization in Clarks Summit, Pennsylvania, and a former Executive Director for the Center For Public Initiatives in Scranton, Pennsylvania.

Current Class A Directors (to serve until 2003)

Paul A. Barrett, Esquire

Mr. Barrett, age 69, has been a director of the company since 1999. Mr. Barrett has served as a member of the bank's board of directors since 1988. Mr. Barrett is an attorney with the firm of O'Malley, Harris, Durkin and Perry, P.C., in Scranton, Pennsylvania.

John T. Cognetti

Mr. Cognetti, age 52, has been a director of the company since 1999. He has served as a member of the bank's board of directors since 1988. Mr. Cognetti is President of The Hinerfeld Realty Co. in Scranton, Pennsylvania, and the former Chief Executive Officer of Cognetti Enterprises, Inc., a real estate holding company, now dissolved.

John F. Glinsky, Jr.

Mr. Glinsky, age 71, has been a director and Secretary of the company's board of directors since 1999. He has also served as a member of the bank's board of directors since 1972. He has served as Secretary of the board of directors of the bank since August 1981. Mr. Glinsky is the proprietor and Funeral Director of John F. Glinsky Funeral Home in Throop, Pennsylvania.

Michael J. McDonald, Esquire

Mr. McDonald, age 47, has been a director of the company since 1999. Mr. McDonald has served as a member of the bank's board of directors since 1994. He is an attorney with the firm of Foley, McLane, Foley, McDonald and MacGregor in Scranton, Pennsylvania.

Current Class C Directors (to serve until 2004)

Brian J. Cali

Mr. Cali, age 49, has been a director of the company since February of 2001. Mr. Cali has served as a member of the bank's board of directors since February of 2001. He is a self-employed attorney practicing in Dunmore.

Patrick J. Dempsey

Mr. Dempsey, age 68, has been a director of the company since 1999. Mr. Dempsey has also served as a member of the bank's board of directors since 1985. He is the Chief Executive Officer of Dempsey Uniform & Linen Supply, Inc. and the retired President and General Manager of Gonzaga Realty, Inc., both located in Dunmore, Pennsylvania.

Michael F. Marranca

Mr. Marranca, age 69, has been a director of the company since 1999. Mr. Marranca was appointed Chairman of the company's Board of Directors in October of 2001. Since 1999, he serves as the company's President and served as the company's CEO from 1999 through April of 2001. Mr. Marranca has served as a member of the bank's board of directors since 1976. Mr. Marranca was appointed Chairman of the bank's Board of Directors in October of 2001. He has been employed by the bank since 1967 and served as the bank's President since 1988. Mr. Marranca served as the bank's CEO from 1988 through April of 2001.

Family Relationships

Director Mary E. McDonald is the aunt of Director Michael J. McDonald. Director Brian J. Cali is the son of Samuel C. Cali, Chairman Emeritus.

Named Executive Officers of the Company

Joseph J. Earyes, 45, has been Executive Vice President and Chief Executive Officer of the company and bank since April of 2001. Prior to that date, Mr. Earyes was the President and Chief Operating Officer of Pennstar Financial Services, Inc.

Robert P. Farrell, 48, has been Treasurer of the company since 1999. Mr. Farrell has also been employed by the bank since 1987 and has served as Cashier and Comptroller of the bank since 1989.

Certain Other Officers

Daniel J. Santaniello, 36, has been Executive Vice President and Chief Operating Officer of the bank since July of 2001. Prior to that date, Mr. Santaniello was Senior Vice President of Retail Sales and Administration at Pennstar Bank from September of 2000 until he joined the bank in 2001. Prior to September of 2000 Mr. Santaniello served in a variety of capacities with Lake Ariel Bank.

Eugene J. Walsh, 37, has been Vice President and Chief Credit Officer of the bank since October of 2001. Prior to that date, Mr. Walsh was a Vice President and Commercial Loan Officer with PNC Bank. Prior to June of 2000, Mr. Walsh served in a variety of capacities with PNC Bank.

Committees of the Company's and Bank's Boards of Directors

During 2001, the company's Board of Directors maintained 3 standing committees, and the bank's Board of Directors maintained 8 standing committees. The function of each of these committees is described below. Michael F. Marranca, Chairman of the Board of both the company and bank, serves as the Chairman of all committees with the exception of the Audit Committee, chaired by Samuel C. Cali.

Committees of the Company's Board of Directors

AUDIT: This committee reviews auditing, accounting, financial reporting, internal and external control functions. It recommends our independent accountant and reviews their services.

EMPLOYEE STOCK INCENTIVE: This committee determines which key employees are eligible for participation in the company's stock option plan. This committee will also administer the company's Employee Stock Purchase Plan submitted for shareholders approval.

NOMINATING: this committee nominates qualified members to the Board of Directors.

Committees of the Bank's Board of Directors

ASSET/LIABILITY (ALCO): This committee monitors and helps maintain the bank's risk position with respect to assets and liabilities and recommends allocation of funds for interest rate sensitivity, time deposits, liquidity, federal funds, loans investments and tax positioning. It reviews the Asset/Liability Policy, develops procedures, and recommends policy changes. It also serves as the bank's Investment Committee.

AUDIT/COMPLIANCE: This committee reviews auditing, accounting, financial reporting, regulatory compliance, internal and external control functions. It recommends our independent accountant and reviews their services.

CREDIT ADMINISTRATION: This committee analyzes a comprehensive set of credit administration reports that provide detailed information relating to the overall quality of the loan portfolio.

EXECUTIVE: This committee acts with limited powers on behalf of the Board whenever the Board is not in session. It meets only as needed and acts only by unanimous vote. If any non-employee director wants a matter to be addressed by the Board rather than the Executive Committee, then such matter is submitted to the Board.

HUMAN RESOURCES/COMPENSATION: This committee assures equitable employment exchange by ensuring that sound human resources management systems are developed and maintained.

LOAN: This committee oversees the lending activities of the bank to ensure compliance with regulatory requirements. It reviews loan applications and makes recommendations to management.

TRUST/401K/ INVESTMENTS: This committee reviews the Bank Trust Department's policies, performance, compliance and profitability. It exercises fiduciary discretion in making decisions and advising trust management when requested. The committee also reviews the performance of the bank's profit sharing plan and the sales performance of the bank's Investment Services Division.

	AUDIT* COMPL.	ALCO	CREDIT ADM.	EMPLOYEE STOCK INCENT.	EXEC.	HUMAN RESCS.	LOAN	NOM.*	TRUST/ 401K/ INVEST.
Paul A. Barrett	X	X	X			X	X	X	X
Samuel C. Cali	X	X	X	X	X	X	X	X	X
Brian J. Cali	X	X	X			X	X	X	
John T. Cognetti	X	X	X	X		X	X	X	
Patrick J. Dempsey	X	X	X	X		X	X	X	X
John F. Glinsky, Jr.	X	X	X			X	X	X	
Michael F. Marranca		X	X		X	X	X	X	X
Mary E. McDonald	X	X	X			X	X	X	X
Michael J. McDonald	X	X	X	X	X	X	X	X	
David L. Tressler, Sr.	X	X	X			X	X	X	
Meetings Held in 2001	5	2	5	1	0	0	31	1	5

* Refers to both the Audit and Nominating Committee of the company and of the bank.

Audit Committee Report

The Audit Committee oversees the company's financial reporting process on behalf of the Board of Directors. Management has primary responsibility for the financial statements and reporting process, including the systems of internal control. In fulfilling its oversight responsibilities, the Committee reviewed and discussed the audited financial statements in the annual report for fiscal year 2001 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgements and the clarity of disclosures in the financial statements.

The committee reviewed with the independent auditors, who are responsible for expressing an opinion of the conformity of those audited financial statements with generally accepted accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards. In addition, the Committee has reviewed and discussed with the independent auditors the auditors' independence from management and the company, including the matters in the independent auditors' written disclosure and letter received by the Committee, as required by the Independent Standards Board Standard No. 1 (Independence Discussions with Audit Committee).

The Committee discussed with the company's internal and independent auditors the overall scope and plans for their respective audits of the 2001 financial statements. The Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the company's internal controls and the overall quality of the company's financial reporting. The Committee discussed with the independent auditors any matters required to be discussed by statement on Auditing Standards No. 61 (Communication on Audit Committees). The Committee held four meetings during the fiscal year 2001.

Based upon the review and discussions referred to above, the Audit Committee's review of management's representations, and the report of the independent accountants to the Audit Committee, the Audit Committee recommended to the Board of Directors that the audited financial statements for the year ended December 31, 2001, be included in the company's Annual Report on Form 10-K and filed with the Securities and Exchange Commission.

Aggregate fees billed to the company and the bank by Parente Randolph, P.C., the independent auditors, for services rendered during the year ended December 31, 2001, were as follows:

Audit Fees	$50,937.00
Financial Information Systems Design and Implementation Fees	$ 0.00
All other fees	$29,291.00

The Committee has considered whether the independent accountants' provision of non-audit services is compatible with maintaining the independent auditors' independence.

The Audit Committee is comprised of 9 directors, all of whom are considered "independent" as defined in the National Association of Securities Dealers' listing standards.

This report of the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

The foregoing report has been furnished by the current members of the Audit Committee.

Members of the Audit Committee

Paul A. Barrett	John F. Glinsky, Jr.
Brian J. Cali	Mary E. McDonald
Samuel C. Cali	Michael J. McDonald
John T. Cognetti	David L. Tressler, Sr.
Patrick J. Dempsey	

Compensation of Directors

Directors receive no remuneration for attendance at meetings of the company's Board of Directors. However, the bank pays each non-employee member of its Board a regular quarterly fee. During 2001, the bank paid a quarterly retainer of $7,000 to each non-employee bank director for his or her services. The bank does not compensate employee directors for attendance at Board of Directors meetings or committee meetings. Directors must attend at least two meetings per month from three regularly scheduled Board or committee meetings. The bank paid a bonus of $2000 to each non-employee director for fiscal year 2001. In the aggregate, the bank paid its directors $275,000 for all services rendered in 2001.

In addition, under the 2000 Independent Directors Stock Option Plan, non-employee directors of the company were eligible to receive stock option awards during 2002. On January 2, 2001, the company awarded its non-employee directors, in the aggregate, options to purchase 4,500 shares of common stock at an exercise price of $36.50.

Nominating Directors

The company's Nominating Committee selects individuals for nomination by the Board of Directors of the company. Under section 9.1 of the company's by-laws, shareholders may also nominate individuals for the position of director. The shareholder must notify the Secretary of the company in writing no less than 60 days prior to the date of the Annual Meeting of Shareholders. The notice should contain the following information:

- The proposed nominee's name and address;
- The proposed nominee's age;
- The number of shares of the company owned by the proposed nominee;
- The total number of shares that to the knowledge of the notifying shareholder will be voted for the proposed nominee;
- The name and residence address of the notifying shareholder; and
- The number of shares of the company owned by the notifying shareholder.

You may obtain a copy of the company's by-laws by writing John F. Glinsky, Jr., Secretary, Fidelity D&D Bancorp, Inc., Blakely and Drinker Streets, Dunmore, Pennsylvania 18512.

BENEFICIAL OWNERSHIP OF THE COMPANY'S COMMON STOCK BY PRINCIPAL SHAREHOLDERS DIRECTORS AND EXECUTIVE OFFICERS

As of March 15, 2002, we know of no shareholder who owns more than 5% of the Company's outstanding common stock, either on the Company's records or indirectly as a "beneficial" owner.

The following table provides information, as of March 15, 2002, with respect to the following beneficial owners of the Company's common stock:

- Each director of the company
- All company executive officers and directors as a group.

We determined beneficial ownership by applying the General Rules and Regulations of the SEC, which state that a person may be credited with the ownership of common stock:

- Owned by or for the person's spouse, minor children or any other relative sharing the person's home;
- Of which the person shares voting power, which includes the power to vote or to direct the voting of the stock; and
- Of which the person has investment power, which includes the power to dispose or direct the disposition of the stock.

Also, a person who has the right to acquire shares within 60 days after March 15, 2002, will be considered to own the shares. As of March 15, 2002 the number of common stock issued and outstanding was approximately 1,822,147.75. The calculation of percentages is based upon this number, plus 17,800 shares of common stock subject to exercisable options for a total of 1,839,947.75 shares.

Name of Individual and Position with Company	Amount and Nature of Beneficial Ownership of Company's Common Stock (1)	Percentage of Company's Common Stock Beneficially Owned
Paul A. Barrett Director	37,793 (2)	2.05%
Samuel C. Cali Chairman Emeritus, Director, and Nominee	54,012 (3)	2.94%
Brain J. Cali Director	44,750 (4)	2.43%
John T. Cognetti Director	7,775 (5)	*
Patrick J. Dempsey Vice Chairman of the Board and Director	35,233 (6)	1.91%

Name of Individual and Position with Company	Amount and Nature of Beneficial Ownership of Company's Common Stock (1)	Percentage of Company's Common Stock Beneficially Owned
John F. Glinsky, Jr Secretary and Director	35,525 (7)	1.93%
Michael F. Marranca President, Chairman of the Board, and Director	51,051(8)	2.77%
Mary E. McDonald Director and Nominee	80,557 (9)	4.38%
Michael J. McDonald Director	50,670(10)	2.75%
David L. Tressler, Sr. Director and Nominee	7,756 (11)	*
Joseph J. Earyes Executive Vice President and CEO	431(12)	*
Robert P. Farrell Treasurer	1,319(13)	*
All Officers and Directors as a Group (10 Directors, 3 Officers, 12 persons in total)	406,872	22.11%

*Represents beneficial ownership of less than 1% of the bank's common stock.

(1) Information furnished by the directors and the company.

(2) Figure includes 976 shares held solely by Mr. Barrett, 9,470 shares held solely by Mr. Barrett in an IRA, 2,005 shares held jointly by Mr. Barrett and his spouse, 2,146 shares held by Mr. Barrett's spouse, 21,696 shares held as Trustee and co-owner of the Estate of Mildred Barrett, and 1500 exercisable options.

(3) Figure includes 48,522 shares held in the S.C. Cali Revocable Trust, 300 shares held jointly Mr. Cali and his spouse, 3,690 shares held in Jane Cali's Revocable Trust, and 1500 exercisable stock options.

(4) Figure includes 34,089 shares held solely by Mr. Cali, 4,025 held by Mr. Cali in a self-employed retirement trust, 3,393 shares held jointly by Mr. Cali and his children, 3,243 shares held by Mr. Cali's children.

(5) Figure includes 200 shares held solely by Mr. Cognetti in an IRA, 2963 shares held jointly by Mr. Cognetti and his spouse, 1,215 shares held by Mr. Cognetti's spouse, 1,897 shares held by Mr. Cognetti's spouse and children, and 1500 exercisable stock options.

(6) Figure includes 4,000 shares held solely by Mr. Dempsey, 21,096 shares held by Mr. Dempsey's spouse, 8,637 shares held by Mr. Dempsey's children, and 1500 exercisable stock options.

(7) Figure includes 12,408 shares held solely by Mr. Glinsky, 19,997 shares held jointly by Mr. Glinsky and his spouse, 1,300 shares held jointly by Mr. Glinsky and his children, 240 shares held by Mr. Glinsky's spouse and children, 80 shares held by Mr. Glinsky's spouse and grandchild and 1500 exercisable stock options.

(8) Figure includes 16,393 shares held solely by Mr. Marranca, 1,656 shares held solely by Mr. Marranca in an IRA, 28,902 shares held by Mr. Marranca's spouse, 2,000 shares held by Mr. Marranca's spouse and grandchildren and 2100 exercisable stock options.

(9) Figure includes 80,057 shares held solely by Mrs. McDonald and 500 exercisable stock options.

(10) Figure includes 40,216 shares held solely by Mr. McDonald, 7,624 shares held by Mr. McDonald's spouse, 826 shares held by Mr. McDonald's spouse and children, 504 shares held by Mr. McDonald's children, and 1500 exercisable stock options.

(11) Figure includes 903 shares held solely by Mr. Tressler, 487 shares held jointly by Mr. Tressler and his spouse, 935 shares held in trust by Mr. Tressler's spouse and child, 3,554 shares held jointly by Mr. Tressler in trust with his son, 275 shares held jointly by Mr. Tressler and his daughter, 102 shares held jointly by Mr. Tressler and his grandchildren, and 1500 exercisable stock options.

(12) Figure includes 431 shares held by jointly by Mr. Earyes and his spouse.

(13) Figure includes 119 shares held jointly by Mr. Farrell with his spouse and 1200 exercisable stock options.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 require the company's officers and directors, and persons who own more than 10% of the registered class of the company's equity securities to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than 10% shareholders are required by SEC regulation to furnish the bank with copies of all filed Section 16(a) forms. The Board of Directors knows of no persons who own greater than 10% of the company's outstanding common stock.

Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons, the Company believes that during the period from January 1, 2001, through December 31, 2001, all officers and directors were in compliance with all filing requirements applicable to them.

CERTAIN BUSINESS RELATIONSHIPS AND TRANSACTIONS WITH MANAGEMENT

Except as described below, the bank has not entered into and does not intend to enter into any material transactions with any director or executive officer of the company and/or bank or their associates.

Some of our directors and officers and the companies with which they are associated had banking transactions with the bank in the ordinary course of its business during the first six months of 2001, and the bank expects to continue such banking transactions in the future.

Total loans outstanding from the bank at December, 2001, to the company's/bank's officers and directors as a group, members of their immediate families and companies in which they had an ownership interest of 10% or more, amounted to $5,775,589.84 or approximately 14.38% of the total equity capital of the bank. The bank made these loans in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and they did not involve more than the normal risk of collection or present other unfavorable features.

The largest total amount of indebtedness outstanding during 2001 to the above described group was approximately $7,092,014.10. The aggregate amount of indebtedness outstanding as of the latest practicable date, February 28, 2002, to the above group was approximately $5,981,323.46. This amount may not include loans to immediate family members.

The bank paid a total of $4,449.95 in 2001 to the law firm of O'Malley, Harris, Durkin and Perry, P.C. for legal services performed on behalf of the bank. The bank paid a total of $4,609.43 to the law firm of Ufberg, Tressler & Sileo, L.L.P. for legal services performed on behalf of the bank. Further, in 2001, the bank paid $19,290.55 to Dempsey Uniform & Supply, Inc. for linens for the bank. All of these products and services were sold or provided according to the customary price or fee schedule of the seller or service provider.

Disposition of Asset

The bank has contracted to sell two residential properties acquired in 1993 for the purpose of future expansion. The properties are located at 124 N. Abington Road and 106 Fairview Road, Clarks Green, Pennsylvania. The bank was unsuccessful in obtaining a zoning variance required for the placement of a community branch office on the properties. Accordingly, the bank believes that it is appropriate to dispose of the properties at this time.

The sale price of $225,000 is believed to be reasonable based upon the local real estate market and the fact that the bank's current carries the properties at a value $218, 609.73.

The properties are being sold to James M. Tressler, 135 Belmont Avenue, Clarks Summit, Pennsylvania 18411 and Michael J. Cestone, 1410 Huntington Lane, Dalton, Pennsylvania 18414.

James M. Tressler, Esq., provides legal services for the bank on a fee for service basis and is the son of Director David L. Tressler, Sr.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides the annual compensation for services in all capacities to the bank for the fiscal years ended December 31, 2001, 2000, and 1999, for those persons who were at December 31, 2001,

- The President and Chief Executive Officer, and
- The 4 other most highly compensated executive officers of the bank to the extent such person's total annual salary and bonus exceeded $100,000.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation	Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	All other Compensation ($)
Michael F. Marranca President	2001	202,000	12,000	0	0	700	0	32,971(1)
	2000	187,000	8,000	0	0	700	0	26,312(1)
	1999	181,000	25,000	0	0	700	0	29,394(1)
Joseph J. Earyes, Executive Vice President and Chief Executive Officer	2001	100,948	10,000	1,078(2)	0	0	0	8,943(3)

(1) Figure includes the bank's contributions to the 401(k) and deferred profit sharing plan of approximately $16,100, $16,181, and $18,934 on behalf of Mr. Marranca for 2001, 2000, and 1999, respectively. It also includes membership dues of $8,397, $8,577 and $9,237 paid on behalf of Mr. Marranca in 2001, 2000 and 1999, respectively. In addition to annual salary, Mr. Marranca receives some or all of the following benefits: medical, dental, life and disability insurance, and other customary benefits. Figure includes payments made by the bank, on behalf of Mr. Marranca, of $8,474, $6,921, and $3,704 in 2001, 2000, and 1999, respectively.

(2) Figure includes $1,078 representing the personal use value of a company-owned automobile.

(3) Figure includes membership dues of $2,875 in 2001. In addition to annual salary, Mr. Earyes receives some or all of the following benefits: medical, dental, life and disability insurance, and other customary benefits. Figure includes payments made by bank on behalf of Mr. Earyes, of $6,068, in 2001.

Grants Options and Stock Appreciation Rights in Fiscal Year 2001

The following table sets forth certain information for any stock options which the bank granted the executives named in the "Summary Compensation Table" during 2001:

Option/SAR Grants in Fiscal Year 2001

Individual Grants

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price appreciation for Option Term(2)	
Name	Number of Securities Underlying Options/SARs Granted (#)	% of Total Options/ SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	5% (2)	10% (2)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Michael F. Marranca President	700 (1)	24.14%	$36.50	01/02/11	18,149	47,347

(1) Options were granted on January 2, 2001 under the 2000 Stock Incentive Plan and became exercisable after July 2, 2001.

(2) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares. The actual gain, if any, on the exercise of stock options will depend on the future performance of the common stock, the option holder's continued employment throughout the option period, and the date on which the options are exercised.

Exercises of Stock Options in Fiscal Year 2001 and Fiscal Year-End Option Values

The following table sets forth certain information relating to stock options held by the executives named in the "Summary Compensation Table." As noted below, no named executive exercised his stock options in 2001.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-end Option/SARValues[(1)]

Name (a)	Shares Acquired on Exercise (#) (b)	Value Realized ($) (c)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/Unexercisable (e)
Michael F. Marranca President	0	0	2100/0 (2)	$6,909/0 (3)

(1) A "SAR" is a stock appreciation right. The bank has not granted any SAR's.

(2) Options were granted on January 4, 1999 and January 3, 2000, under the 1998 Stock Incentive Plan, and became exercisable after July 4, 1999 and July 3, 2000, respectively. Options were granted on January 2, 2001 under the 2000 Stock Incentive Plan, and became exercisable after July 2, 2001.

(3) The exercise price for the options is $31.00 per share, $35.125 per share, and $36.50 per share, respectively. The market value of the bank's stock as of December 31, 2001 was $37.50 per share.

Employment Agreement with Joseph J. Earyes

The company and the bank entered into a 3-year employment agreement with Mr. Earyes, the Executive Vice President and Chief Executive Officer of the company and the bank.

The agreement provides for a base Annual Direct Salary of $150,000 for the first year of employment and subsequent increases to $175,000 and $192,500 for the second and third years of employment. After the year 2003, Annual Direct Salary shall be reviewed annually by the Board of Directors of the company and bank and taking into account the position and duties of Mr. Earyes and the performance of the company and bank under Mr. Earyes' leadership. The agreement also provides for a guaranteed bonus of $20,000 for 2001. Additional compensation by way of bonuses or fringe benefits may be established from time to time by appropriate action of the Board of Directors.

The Agreement may be terminated by the company or bank with or without cause ("cause" is defined in the agreement), or upon the death, disability, retirement or resignation of Mr. Earyes. In the event that Mr. Earyes' is terminated with cause the company or bank shall pay Mr. Earyes a lump sum equal to his full Annual Direct Salary from the date of termination through the last day of the term of the Agreement or an amount equal to his then current Annual Direct Salary, whichever is less.

If a "change in control" (as defined in the agreement), occurs and as a result thereof, Mr. Earyes' employment is terminated or his duties or authority are substantially diminished or he is removed from the office of Chief Executive Officer, Mr. Earyes may terminate his employment by delivering in writing a "Notice of termination" to the company and bank within sixty days of the occurrence of the "change in control." Upon such termination, the company is obligated to pay Mr. Earyes a lump sum equal to and no greater than 2.99 times his Annual Direct Salary. In addition, for a period of three (3) years from the date of termination of employment or until Mr. Earyes secures benefits through other employment, Mr. Earyes shall receive a continuation of health care, life and disability insurance.

HUMAN RESOURCES/COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Board of Directors of The Fidelity Deposit and Discount Bank governs the bank. In fulfilling its fiduciary duties, the Board of Directors acts in the best interests of the bank's shareholders, customers, and the communities served by the bank. To accomplish the strategic goals and objectives of the bank, the Board of Directors engages competent persons who undertake to accomplish these objectives with integrity and in a cost-effective manner. The compensation of these individuals is part of the Board of Directors' fulfillment of its duties to accomplish the bank's strategic mission.

The fundamental philosophy of the bank's compensation program is to offer competitive compensation opportunities for all employees, based on the individual's contribution and personal performance. The Human Resources/Compensation Committee, comprised of all the bank directors, administers the bank's compensation program. The committee seeks to establish a fair compensation policy governing executive officers' base salaries and bonuses and to attract and motivate competent, dedicated, and ambitious managers, whose efforts will enhance the products and services of the bank, thereby improving profitability, increasing dividends to our shareholders and, subsequently, raising the market value of our shares.

The committee reviews and approves annually the top executives' compensation, including the compensation for the chief executive officer and all vice presidents. As a guideline for determining base salaries, the committee uses information composed of a Pennsylvania bank peer group in the R.L. Webber Salary Survey, as well as data collected by the bank from proxy statements and annual reports of Pennsylvania-based banks. The committee used a separate peer group of banks for compensation review purposes from the peer group it used for the performance chart because the R.L. Webber Salary Survey permits the committee to base its review on data collected from a much broader data base than simply the nine institutions in the peer group reflected in the performance graph.

Chief Executive Officer Compensation

The committee has determined that the Chief Executive Officer's 2001 total compensation of approximately $120,969, including salary, bonuses, and benefits, is appropriate in light of the bank's performance. This determination included a review of the bank's return on assets, return on equity, net income, and asset growth. However, no direct correlation exists between the Chief Executive Officer's compensation and any specific performance criteria, nor does the committee give any weight to specific individual performance criteria

Executive Officers

The committee establishes the compensation of the bank's executive officers including increases in compensation based on its subjective analysis of the individual's contribution to the bank's strategic goals and objectives. In determining whether strategic goals have been achieved, the committee considers, among numerous factors, the bank's performance as measured by earnings, revenues, return on assets, return on equity, market share, total assets, and non-performing loans. Although the performance and increases in compensation were measured in light of these factors, no direct correlation exists between any specific criterion and an employee's compensation, nor does the committee attribute any specific weight to any criteria in the analysis. After review of all information, including the above, the committee makes a subjective determination.

In addition to base salary, executive officers of the bank may participate in the bank's 401(k) plan, which is available to all employees, subject to certain conditions. The committee also awards annual bonuses at the end of the year, at its discretion. In addition to base salary, executive officers of the bank are eligible to receive stock option awards under the company's 2000 Stock Incentive Plan. On January 4, 1999, the bank awarded its officers options to purchase 3,000 shares of common stock at an exercise price of $31.00, and on January 3, 2000, the bank awarded officers options to purchase 3,400 shares of common stock under the plan at an exercise price of $35.13. Under the 2000 Stock Incentive Plan the company awarded officers of the bank options to purchase 2900 shares of common stock at an exercise price of $36.50. The plans' purpose is to advance the development, growth and financial condition of the bank and to align the interests of shareholders with that of management.

General labor market conditions, the specific responsibilities of the individual, and the individual's contributions to the bank's success influence total compensation opportunities available to the employees of the bank. Individuals are reviewed annually on a calendar year basis. The bank strives to offer compensation that is competitive with that offered by employers of comparable size in our industry. Through these compensation policies, the bank believes it can meet its strategic goals and objectives for its constituencies and provide compensation that is fair and meaningful to its employees.

The Human Resources/Compensation Committee

Paul A. Barrett	*John T. Cognetti*	*Mary E. McDonald*
Samuel C. Cali	*Patrick J. Dempsey*	*Michael J. McDonald*
Brian J. Cali	*John F. Glinsky, Jr.*	*Michael F. Marranca*
	David L. Tressler, Sr.	

Human Resources/Compensation Committee Interlocks and Insider Participation

Mr. Michael F. Marranca, President of the company and bank, is a member of the Board of Directors of the company and bank and of the Human Resources/Compensation Committee. Mr. Marranca neither participates in conducting his own review nor takes part in determining his own compensation.

SHAREHOLDER PERFORMANCE GRAPH

We present below a graph comparing the yearly dollar change in the cumulative total shareholder return on the bank's common stock against the cumulative total return of the S&P Stock Index, the Mid-Atlantic Custom Peer Group and the 2000 Custom Peer Group Index for the period of 5 fiscal years commencing January 1, 1996, and ending December 31, 2001. The graph shows the cumulative investment return to shareholders, based on the assumption that a $100 investment was made on December 31, 1996, in each of the bank's capital stock, the S&P Stock Index, the Mid-Atlantic Custom Peer Group and the 2000 Custom Peer Group Index. The cumulative total returns on such investments would be $195.86, $166.22, $160.21, and $156.74, respectively. All of these cumulative total returns are computed assuming the reinvestment of dividends at the frequency that dividends were paid during the applicable years. The shareholder return shown on the graph below is not necessarily indicative of future performance.


Total Return Performance
Fidelity D & D Bancorp, Inc.
S&P 500
Mid-Atlantic Custom Peer Group*
2000 Custom Peer Group**
Index Value
220
200
180
160
140
120
100
12/31/96
12/31/97
12/31/98
12/31/99
12/31/00
12/31/01

	Period Ending					
Index	**12/31/96**	**12/31/97**	**12/31/98**	**12/31/99**	**12/31/00**	**12/31/01**
Fidelity D & D Bancorp, Inc.	100.00	117.12	151.14	175.88	191.06	195.86
S&P 500	100.00	133.37	171.44	207.52	188.62	166.22
Mid-Atlantic Custom Peer Group*	100.00	148.79	163.33	142.17	127.77	160.21
2000 Custom Peer Group**	100.00	143.93	163.43	140.92	126.14	156.74

**Mid-Atlantic Custom Peer Group consists of Mid-Atlantic commercial banks with assets less than $1B.*

***2000 Peer Group Index consists of ACNB Corporation, CNB Financial Corp., Comm. Bancorp, Inc., Drovers Bancshares Corporation, First Chester County Corporation, Franklin Financial Services Corp., Juniata Valley Financial Corp., and Penseco Financial Services Corp.*

PROPOSAL NO. 2:
APPROVAL AND ADOPTION OF
FIDELITY D&D BANCORP, INC.
EMPLOYEE STOCK PURCHASE PLAN

On December 18, 2001, the Board of Directors adopted the Fidelity D&D Bancorp, Inc. 2002 Employee Stock Purchase Plan and reserved 100,000 shares of common stock for issuance under the plan. The plan is subject to the approval of shareholders at the company's annual meeting. The terms and effect of the plan are summarized below. This summary highlights selected information for the 2002 Employee Stock Purchase Plan and may not contain all of the information that is important to an individual shareholder. To understand the plan fully, and for more complete descriptions of the terms of the plan, you are encouraged to read carefully the 2002 Employee Stock Purchase Plan, attached as Appendix "A."

The purposes of the 2002 Employee Stock Purchase Plan are as follows:

- To provide to employees of Fidelity D&D Bancorp, Inc and its subsidiaries the opportunity to acquire ownership interests in the Company;
- To motivate employees to improve job performance and enhance the financial results of the company.

Term

The plan is effective as of April 1, 2002, subject to approval by the shareholders, and will continue in effect until the plan participants have purchased the total number of shares reserved for purchase under the plan or the Fidelity Board terminates the plan. The maximum number of shares of common stock that may be issued under the plan is 100,000. However, the company may adjust the number due to stock splits, payments of stock dividends or other changes in the structure of the company's capital.

Eligibility and Offerings

Any person employed by Fidelity D&D Bancorp, Inc and/or any subsidiary (as defined in Section 424 of the Internal Revenue Code) of Fidelity is eligible to participate in the plan. The initial offering will commence on April 1, 2002 and on January 1 thereafter.

Purchase Price

The offering price for each share of Fidelity common stock purchased under the plan will be the lower of

- 90% of the fair market value of Fidelity's common stock on January 1 (or in the case of the year in which the Fidelity Board adopts the plan, April 1, 2002) or
- 90% of the fair market value of Fidelity's common stock on December 31. Fair market value of a share is calculated by taking the average of the closing or last prices of our common stock, as reported on the OTC Bulletin Board, for ten consecutive trading days immediately preceding the valuation date.

Transferability

Except as otherwise provided by the Board of Directors or by estate laws, the recipient may not transfer any stock under this plan other than by will or the laws of descent and distribution.

Administration

The Board of Directors or a committee composed of at least two members of the Board will have the ability to control and manage the operation and administration of the plan.

Amendment

The Board of Directors has the right to amend, modify or terminate the plan at any time, without notice. Shareholder approval is required for any increase in the total number of shares subject to the plan.

Federal Income Tax Consequences of the Plan

The plan is intended to qualify under the provisions of Section 423 of the Internal Revenue Code of 1986, as amended. No income will be realized for federal income tax purposes by an employee upon the purchase of shares under the plan. However, an employee will be required to pay FICA (Social Security and Medicare) taxes on the excess of the stock's fair market value on the last day of the offering over the offering price at which the shares were purchased.

If disposition occurs after the end of the required holding period, the gain on the sale of the shares following the end of the required holding period (or their increase in value in the event of death prior to sale) will, under the present provisions of the Code, be taxed as ordinary income to the extent of the lesser of

- an amount equal to the difference between the fair market value of the shares on the date of the grant and 90% of such value on such date or
- an amount equal to the difference between the fair market value of the shares at the time of disposition and the amount paid for such shares under the plan. Any additional gain will be treated as long-term capital gain assuming the shares are capital assets in the employee's hands. If an employee is entitled to long-term capital gain treatment upon a sale of the stock, Fidelity will not be entitled to any deduction for federal income tax purposes with respect to that stock.

Registration under the Securities Act of 1933

The company intends to register the shares authorized under the plan by filing the appropriate registration statement with the Securities and Exchange Commission, pursuant to the Securities Act of 1933, as soon as practicable following the shareholders' approval of the plan.

New Plan Benefits

The initial offering under the plan commences on April 1, 2002. Shares will be issued under the plan on the last day of the offering period, December 31, 2002. If shareholders do not approve the plan, the offering period will lapse and payroll deductions will be refunded to employees.

The following table shows the benefits that would have accrued to eligible persons under the plan had the plan been in effect during 2001 fiscal year, including the dollar value of the options as of March 15, 2002

New Plan Benefits

Name and Position (1)	Dollar Value ($)(2)	Number of Units(3)
Michael F. Marranca, President and CEO	$2,169.32	562
Executive Group (5 persons)	$4,029.84	1,044
Non-Executive Director Group	0	0
Non-Executive Officer Employee Group (129 persons)	$34,817.20	9,020

(1) Eligible employees include those individuals employed prior to January 1, 2001 and continuing in their employment on December 31, 2001
(2) Dollar value is based upon a Fair Market Value of $ 37.38 on January 1, 2001 and a FMV of $37.50 on March 15, 2002.
(3) Number of units purchased is based on a purchase price of $33.64/share or 90% of the January 1, 2001 Fair Market Value of $37.38/share assuming 100% participation of all eligible employees at the maximum contribution rate of 10% of all eligible salaries.

Proposed Shareholders' Resolution

The Board of Directors recommends a vote FOR the following resolution which will be presented at the Annual Meeting:

> "RESOLVED, that the Fidelity D&D Bancorp, Inc. 2002 Employee Stock Purchase Plan, the text of which is provided in its entirety in the Proxy Statement for the 2002 Annual Meeting of Shareholders as Appendix 'A', is hereby approved, adopted, ratified and confirmed by the shareholders of the Company."

The approval and adoption of the plan requires the affirmative vote of at least a majority of all votes cast by the shareholders. Proxies solicited by the Board of Directors will be voted for the resolution unless shareholders specify to the contrary on their proxies.

*The Board of Directors recommends a vote **FOR** the resolution approving and adopting the Fidelity D&D Bancorp, Inc. 2002 Employee Stock Purchase Plan.*

PROPOSAL NO. 3
RATIFICATION OF INDEPENDENT AUDITORS

The Board of Directors of the company believes that Parente Randolph, P.C.'s knowledge of the company is highly valuable and has appointed Parente Randolph, P.C., Certified Public Accountants, to audit the financial statements of the company and the bank for the fiscal year ending December 31, 2002. The Board proposes that the shareholders ratify this appointment. Parente Randolph advised the company that none of its members has any financial interest in the company or the bank. Parente Randolph served as the company's independent auditors for the 2001 fiscal year. They also assisted the company with the preparation of their federal and state tax returns and provided assistance in connection with regulatory matters, charging the company for these services at its customary hourly billing rates. The company's Board of Directors approved these non-audit services after due consideration of the auditor's objectivity and after finding them to be wholly independent.

In the event that the shareholders do not ratify the selection of Parente Randolph as the company's independent auditors for the 2002 fiscal year, the Board of Directors may choose another accounting firm to provide independent audit services for the 2002 fiscal year. Representatives of Parente Randolph will attend the annual meeting to make a statement and answer questions.

The affirmative vote of the majority of votes cast on this proposal is needed to ratify Parente Randolph as independent auditors for 2002.

*The Board of Directors recommends a vote **FOR** the ratification of Parente Randolph, P.C., Certified Public Accountants, as the company's independent auditors for its 2002 fiscal year.*

LEGAL PROCEEDINGS

The nature of the company's business generates some litigation involving matters arising in the ordinary course of business. However, in the opinion of management of the company, no legal proceedings are pending, which, if determined adversely to the company or the bank, would materially affect the company's undivided profits or financial condition. No legal proceedings are pending other than ordinary routine litigation incident to the business of the company. In addition, to management's knowledge, no government authorities have initiated or contemplated any material legal actions against the company or the bank.

SHAREHOLDER PROPOSALS FOR THE 2003 ANNUAL MEETING

Any shareholder who, in accordance with the proxy rules of the SEC, wishes to submit a proposal for inclusion in the company's proxy statement for its 2003 Annual Meeting of Shareholders must deliver such proposal in writing to the Secretary of Fidelity D&D Bancorp, Inc. at its principal executive office, Blakely and Drinker Streets, Dunmore, Pennsylvania 18512, not later than December 1, 2002.

In addition, even if a proposal is not submitted by the above deadline for inclusion in the proxy statement, shareholders should submit any proposal after that date, the proxy holders may vote against the proposal at their discretion. However, the deadline for submitting nominations for directors is 60 days prior to the 2003 Annual Meeting. See "Board of Directors and Executive Officers – Nominating Directors" above.

OTHER MATTERS THAT MAY COME BEFORE THE ANNUAL MEETING

The Board of Directors knows of no matters other than those referred to in the Notice of Annual Meeting of Shareholders that properly may come before the annual meeting. However, if any other matter should be properly presented for consideration and voting at the annual meeting or any adjournments of the meeting, the persons named as proxy holders will vote the proxies in what they determine to be the best interest of the company.

ADDITIONAL INFORMATION

The company encloses a copy of the annual report for the fiscal year ended December 31, 2001, with this proxy statement. In addition, upon request, any shareholder may obtain, without charge, a copy of the company's annual report on Form 10-K for its fiscal year ended December 31, 2001, including the financial statements and the schedules thereto, required to be filed with the Securities and Exchange Commission, from Robert P. Farrell, Treasurer, Fidelity D&D Bancorp, Inc., Blakely and Drinker Streets, Dunmore, Pennsylvania 18512 or by calling (570) 342-8281.

FIDELITY D&D BANCORP INC.

2002 EMPLOYEE STOCK PURCHASE PLAN

ARTICLE I--PURPOSE

The Fidelity D&D Bancorp Inc. Employee Stock Purchase Plan (the "Plan") is intended to provide to employees of Fidelity D&D Bancorp Inc. (the "Company") and its subsidiaries the opportunity to acquire ownership interests in the Company through a regular investment program. The Company believes that ownership of its Common Stock will motivate employees to improve their job performance, and enhance the financial results of the Company. The Plan is intended to qualify as an "employee stock purchase plan" under section 423 of the Internal Revenue Code of 1986, as amended (the "Code"), and shall be construed so as to extend and limit participation in a manner consistent with the requirements thereof.

ARTICLE II--DEFINITIONS

2.01. BASE PAY

"Base Pay" shall mean an Employee's basic hourly wage or salary, excluding any bonuses, overtime, or other extra or incentive pay. With respect to any Employee compensated on a commission basis, the Committee shall make a good faith estimate of the Employee's expected "Base Pay" by taking into account prior-year compensation, excluding any bonuses, overtime, or other extra or incentive pay, and any changes in circumstances for the current year.

2.02. BOARD

"Board" shall mean the Board of Directors of the Company.

2.03. CODE

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

2.04. COMMENCEMENT DATE

"Commencement Date" shall mean April 1, 2002 and each January 1 thereafter during which the Plan is in effect.

2.05. COMMITTEE

"Committee" shall mean the individuals described in Article IX.

2.06. COMMON STOCK

"Common Stock" shall mean the Common Stock, no par value, of the Company.

2.07. COMPANY

"Company" shall mean Fidelity D&D Bancorp Inc., a Pennsylvania company.

2.08. EMPLOYEE

"Employee" shall mean any person employed by the Company or a Subsidiary Company (as defined in ss. 2.10).

2.09. OFFERING

"Offering" shall mean an annual offering of Common Stock pursuant to ss. 4.01.

2.10. SUBSIDIARY COMPANY

"Subsidiary Company" shall mean any present or future company which would be a "subsidiary company" of the Company as that term is defined in section 424 of the Code.

2.11. TERMINATION DATE

"Termination Date" shall mean the December 31 immediately following the Commencement Date of an Offering.

ARTICLE III--ELIGIBILITY AND PARTICIPATION

3.01. INITIAL ELIGIBILITY

Except as otherwise provided in ss.ss. 3.02 and 9.01, each Employee shall be eligible to participate in Offerings that commence on or after the date he or she becomes an Employee.

3.02. RESTRICTIONS ON PARTICIPATION

No Employee shall participate in an Offering:

(a) if, immediately after the Commencement Date, such Employee would own stock, and/or hold outstanding options to purchase stock, possessing 5% or more of the total combined voting power or value of all classes of stock of the Company (for purposes of this paragraph, the rules of section 424(d) of the Code shall apply in determining stock ownership of any Employee); or

(b) to the extent that his or her rights to purchase stock under all employee stock purchase plans of the Company accrue at a rate which exceeds $25,000 in fair market value of the stock (determined at the time such options are granted) for each calendar year in which such options are outstanding.

3.03. COMMENCEMENT OF PARTICIPATION

An Employee may participate in Offerings by completing an authorization for regular payroll deductions on the form provided by the Company and filing it with the Company on or before the date set therefor by the Committee, which date shall be prior to the Commencement Date for an Offering. Payroll deductions for an Employee shall commence on the applicable Commencement Date. Once enrolled, an Employee shall continue to participate in this Plan for each succeeding Offering until the Employee terminates his or her participation as provided in Article VII or ceases to be an Employee. An Employee who desires to change his or her rate of contribution may do so effective as of the beginning of the next Commencement Date for an Offering by completing an authorization and filing it with the Company prior to that Commencement Date.

ARTICLE IV--GRANTING OF OPTIONS

4.01. ANNUAL OFFERINGS

The Plan shall be implemented by annual offerings of Common Stock beginning on April 1, 2002 and on the 1st day of January in each subsequent year, each Offering terminating on the December 31 immediately following the Commencement Date (the Termination Date).

4.02. NUMBER OF OPTION SHARES

On the Commencement Date of each Offering, a participating Employee shall be deemed to have been granted an option to purchase a number of shares of Common Stock equal to (i) the aggregate amount of payroll deductions during the Offering elected by the Employee, divided by (ii) the option price determined under ss. 4.03(i).

4.03. OPTION PRICE

The option price of Common Stock purchased in an Offering shall be the lower of:

(i) 90% of the fair market value of Common Stock on the Commencement Date, or

(ii) 90% of the fair market value of Common Stock on the Termination Date.

Fair market value as of any date shall mean:

(a) if the Common Stock is listed on a national securities exchange or traded in the over-the-counter market and sales prices are regularly reported for the Common Stock, the average of the closing or last prices of the Common Stock on the Composite Tape or other comparable reporting system for the 10 consecutive trading days immediately preceding such date;

(b) if the Common Stock is traded on the over-the-counter market, but sales prices are not regularly reported for the Common Stock for the 10 days referred to in (a) above, and if bid and asked prices for the Common Stock are regularly reported, the average of the mean between the bid and the asked price for the Common Stock at the close of trading in the over-the-counter market for such 10 days; and

(c) if the Common Stock is neither listed on a national securities exchange nor traded on the over-the-counter market, such value as the Committee, in good faith, shall determine.

4.04. MAXIMUM SHARES

The maximum number of shares which shall be issued under the Plan, subject to adjustment upon changes in capitalization of the Company as provided in ss. 11.02, shall be 100,000 shares. If the total number of shares for which options are exercised on any Offering Termination Date, together with the aggregate number of shares as to which options were exercised on all previous Offering Termination Dates, exceeds the foregoing maximum number of shares, the Company shall make a pro rata allocation of the shares available for purchase in as nearly a uniform manner as shall be practicable and as it shall determine to be equitable, and the balance credited to the account of each Employee under ss. 5.02 not used to purchase Common Stock shall be returned to him or her as promptly as possible. Common Stock issued pursuant to the Plan may be either authorized but unissued shares, shares held in the treasury of the Company, shares purchased in the open market, in negotiated transactions or using a combination of these methods.

4.05. EMPLOYEE'S INTEREST IN OPTION STOCK

The Employee shall have no interest in Common Stock covered by his or her option until the option has been exercised in accordance with the provisions of Article VI.

ARTICLE V--PAYROLL DEDUCTIONS

5.01. AMOUNT OF DEDUCTION

An Employee's authorization for payroll deduction shall elect deductions of at least 1% of Base Pay, but not more than 10% of Base Pay, in effect on the Commencement Date of each Offering. No change in the amount of payroll deductions shall be made during a year if the Employee's rate of Base Pay changes during the year.

5.02. EMPLOYEE'S ACCOUNT

All payroll deductions made for an Employee shall be credited to his or her account under the Plan. An Employee may not make any separate cash payment into such account except when on leave of absence, and then only as provided in ss. 5.04.

5.03. CHANGES IN PAYROLL DEDUCTIONS

An Employee may discontinue his or her payroll deductions under the Plan, as provided in Article VII, but may make no other change during an Offering and, specifically, may not alter the amount of his or her payroll deductions for that Offering.

5.04. LEAVE OF ABSENCE

An Employee on a leave of absence without pay shall have the right to (i) discontinue contributions to the Plan, or (ii) make a cash payment to the Company at the end of each payroll period in the amount of the Employee's authorized Plan deductions.

ARTICLE VI--EXERCISE OF OPTIONS

6.01. AUTOMATIC EXERCISE

Unless an Employee gives written notice to the Company as hereinafter provided, his or her option with respect to any Offering shall be exercised automatically on the Termination Date applicable to the Offering, for the number of full and fractional shares of Common Stock subject to his or her option, as determined under ss. 4.02. Any amount in his or her account not used to purchase Common Stock shall be returned to the Employee within a reasonable time after the Termination Date of the Offering.

6.02. BOOK ENTRY ACCOUNTS; DELIVERY OF STOCK

The Company shall maintain a book entry account, in the name of each Employee who purchased shares of Common Stock under ss. 6.01, to record book entries of the number of full and fractional shares (to 1/1,000 of a share) of Common Stock purchased by an Employee. Statements of shares held in each Employee's book entry account shall be delivered to each Employee within a reasonable time after the Termination Date of each Offering. Shares credited to an Employee's book entry account will be held in uncertificated form for a period of one year from the date of purchase, except as provided in ss.ss. 6.04 and 7.03. Thereafter, Employees may obtain stock certificates for those shares that have been held for one year in their respective book entry accounts upon submitting a written request to the Committee.

6.03. REGISTRATION OF STOCK

Common Stock to be delivered to an Employee under the Plan shall be registered in the name of the Employee, or, if the Employee so directs by written notice to the Company prior to the Offering Termination Date applicable thereto, in the names of the Employee and one other person, as may be designated by the Employee, as joint tenants with rights of survivorship or as tenants by the entirety, to the extent permitted by applicable law.

6.04. TRANSFERABILITY OF STOCK

Common Stock issued pursuant to the Plan shall not be transferable, other than to the Employee's estate or by bequest or inheritance, incident to the Employee's divorce, or due to the Employee's immediate and heavy financial need, for two years after the date of the granting of the option and one year after the transfer of stock.

Stock certificates representing those shares that have been held in an Employee's book entry account for less than one year from the date of purchase will be issued to an Employee due to an immediate and heavy financial need of the Employee if the Employee has incurred (or is about to incur) any of the following financial obligations:

(i) Expenses incurred or necessary for medical care described in Code section 213(d) for the Employee, his or her spouse, children or other dependents;

(ii) Costs directly related to the purchase of the principal residence for the Employee(excluding mortgage payments);

(iii) Payment of tuition, related educational fees, and room and board expenses, for the next twelve (12) months of post-secondary education for the Employee, his or her spouse, children or other dependents; or

(iv) Payments necessary to prevent the eviction of the Employee from his or her principal residence or foreclosure on the mortgage of his or her principal residence.

A financial hardship request for stock certificates must be submitted to the Committee, in writing. The Employee making the application shall have the burden of presenting to the Committee evidence that he or she has an immediate and heavy financial need and that the issuance of stock certificates and subsequent sale of those shares of Common Stock is necessary to satisfy that financial need. Action upon any such application shall be taken by the Committee in its absolute discretion.

6.05. WITHHOLDING

The Company shall have the right to withhold from an Employee's compensation amounts sufficient to satisfy all federal, state and local tax withholding requirements, and shall have the right to require the Employee to remit to the Company any additional amounts necessary to satisfy such requirements.

ARTICLE VII--WITHDRAWAL

7.01. IN GENERAL

An Employee may withdraw the full amount credited to his or her account under the Plan at any time by giving written notice to the Company. The balance credited to the Employee's account shall be paid to him or her promptly after receipt of the notice of withdrawal, and no further deductions shall be made from his or her pay during such Offering.

7.02. EFFECT ON SUBSEQUENT PARTICIPATION

An Employee's withdrawal from any Offering shall not have any effect upon his or her eligibility to participate in any succeeding Offering by filing with the Company a new authorization for payroll deduction.

7.03. TERMINATION OF EMPLOYMENT

Upon termination of an Employee's employment for any reason, including retirement (but excluding death while in the employ of the Company), the amount credited to his or her account shall be returned to him or her or, in the case of death subsequent to the termination of his or her employment, to the person or persons entitled thereto under ss. 11.08. Certificates for the number of full shares of Common Stock allocated to a terminated Employee's book entry account shall be issued to him or her as promptly as practicable after his or her termination date, with any fractional shares paid in cash.

7.04. TERMINATION OF EMPLOYMENT DUE TO DEATH

Upon termination of an Employee's employment because of his or her death, his or her beneficiary (as defined in ss. 11.08) shall have the right to elect, by written notice given to the Company prior to the Offering Termination Date, either:

(i) to withdraw the amount credited to the Employee's account under the Plan, or

(ii) to exercise his or her option on the Termination Date next following the date of the Employee's death for the number of full and fractional shares of Common Stock which the Employee's payroll deductions prior to death will purchase at the applicable option price, but not more than the number of shares subject to the

Employee's option determined under ss. 4.02, with any amount in the account not used to purchase Common Stock returned to the beneficiary.

In the event that no timely written notice of election shall be received by the Company, the beneficiary shall automatically be deemed to have elected, pursuant to paragraph (ii), to exercise the Employee's option.

ARTICLE VIII--INTEREST

8.01. PAYMENT OF INTEREST

No interest shall be paid or allowed on any money paid into the Plan or credited to the account of any Employee; provided, however, that interest shall be paid on any and all money which is distributed to an Employee or his or her beneficiary pursuant to the provisions of ss.ss. 7.01, 7.03 and 7.04. Such distributions shall bear simple interest during the period from the date of withholding to the date of return at the regular passbook savings account rate per annum in effect at The Fidelity Deposit and Discount Bank, Dunmore, Pennsylvania. Where the amount returned represents an excess amount in an Employee's account after account has been applied to the purchase of Common Stock under ss. 6.01, the Employee's withholding account shall be deemed to have been applied first toward purchase of Common Stock under the Plan, so that interest shall be paid on the last withholdings during the period which results in the excess amount.

ARTICLE IX--ADMINISTRATION

9.01. APPOINTMENT OF COMMITTEE

The Board shall appoint the Employee Stock Incentive Committee to administer the Plan, which shall consist of no fewer than two members of the Board. No members of the Committee shall be eligible to purchase Common Stock under the Plan. If at any time no Committee is in existence, the Board shall have the authority and responsibility to carry out the duties of the Committee under the Plan.

9.02. AUTHORITY OF COMMITTEE

Subject to the express provisions of the Plan, the Committee shall have plenary authority, in its discretion, to interpret and construe any and all provisions of the Plan, to adopt rules and regulations for administering the Plan, to make all other determinations deemed necessary or advisable for administering the Plan. The Committee's determination on the foregoing matters shall be conclusive.

9.03. RULES GOVERNING THE COMMITTEE

The Board may from, time to time, appoint members of the Committee in substitution for or in addition to members previously appointed and may fill vacancies, however caused, in the Committee. The Committee may select one of its members as its Chairman and shall hold its meetings at such times and places as it deems advisable, and may hold telephonic meetings. A majority of its members shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members. The Committee may correct any defect or omission or reconcile any inconsistency in the Plan, in the manner and to the extent it shall deem desirable. Any decision or determination reduced to writing and signed by a majority of the members of the Committee shall be as fully effective as if it had been made by a majority vote at a meeting duly called and held. The Committee may appoint a secretary and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

ARTICLE X--INDEMNIFICATION OF COMMITTEE

10.01. INDEMNIFICATION OF COMMITTEE

In addition to such other rights of indemnification as they may have as directors or as members of the Committee, the members of the Committee shall be indemnified by the Company against the reasonable expenses, including attorneys' fees actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any option granted thereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Committee member is liable for negligence or misconduct in the performance of his or her duties; provided that within sixty (60) days after institution of any such action, suit or proceeding, a Committee member shall in writing offer the Company the opportunity, at its own expense, to handle and defend the same.

ARTICLE XI--MISCELLANEOUS

11.01. TRANSFERABILITY

Neither payroll deductions credited to an Employee's account nor any rights with regard to the exercise of an option or to receive Common Stock or a return of payroll deductions under the Plan may be assigned, transferred, pledged, or otherwise disposed of in any way other than by the laws of descent and distribution, nor shall be subject to execution, attachment or similar process. Any such attempted voluntary or involuntary disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds in accordance with ss. 7.01. During an Employee's lifetime, options granted to the Employee shall be exercisable only by the Employee.

11.02. ADJUSTMENT UPON CHANGES IN CAPITALIZATION

If, while any options under the Plan are outstanding, the outstanding shares of Common Stock have increased, decreased, changed into, or been exchanged for a different number or kind of shares or securities of the Company, or of another company, through reorganization, recapitalization, reclassification, merger, consolidation, spin-off, stock dividend (either in shares of the Company's Common Stock or of another class of the Company's stock), stock split, or similar transaction, appropriate and proportionate adjustments may be made by the Committee in the number and/or kind of shares which are subject to purchase under outstanding options and in the exercise price applicable to such outstanding options. In addition, in any such event, the number and/or kind of shares which may be offered in the Offerings shall also be proportionately adjusted.

11.03. AMENDMENT AND TERMINATION

The Board shall have complete power and authority to terminate or amend the Plan; provided, however, that the Board shall not, without the approval of the shareholders of the Company, (i) increase the maximum number of shares that may be issued under the Plan (except pursuant to ss. 11.02); or (ii) amend the requirements as to the class of Employees eligible to purchase Common Stock under the Plan or permit the members of the Committee or non-employee directors to purchase Common Stock under the Plan. No termination, modification, or amendment of the Plan may, without the consent of an Employee then having an option under the Plan to purchase Common Stock, adversely affect the rights of such Employee under the option as to payroll deductions previously credited to the Employee's account. The Plan shall not be amended more than once every 6 months, other than to comport with changes in the Code or the rules thereunder.

11.04. USE OF FUNDS

All payroll deductions received or held by the Company under this Plan may be used by the Company for any corporate purpose and the Company shall not be obligated to segregate the payroll deductions.

11.05. EFFECTIVE DATE

The Plan shall become effective as of April 1, 2002, subject to approval by the holders of a majority of the Common Stock present and represented at a special or annual meeting of the shareholders held within 12 months after the Plan is adopted by the Board. If the Plan is not so approved, the Plan shall not become effective, and all account balances under the Plan shall be distributed promptly to the contributing Employees.

11.06. NO EMPLOYMENT RIGHTS

The Plan does not, directly or indirectly, create in any Employee or class of Employees any right with respect to continuation of employment by the Company, and it shall not be deemed to interfere in any way with the Company's right to terminate, or otherwise modify, an Employee's employment at any time.

11.07. GOVERNING LAW

The laws of the State of Pennsylvania, without regard to conflicts of laws principles, shall govern all matters relating to this Plan except to the extent they are superseded by federal law.

11.08. DESIGNATION OF BENEFICIARY

An Employee may file a written designation of a beneficiary who is to receive an Common Stock and/or cash credited to the Employee under this Plan in the event of the Employee's death prior to the delivery to him or her of the Common Stock and/or cash. The designation of beneficiary may be changed by the Employee at any time by written notice to the Treasurer of the Company. Upon the death of an Employee and upon receipt of the Company of proof of identity and existence at the Employee's death of a beneficiary validly designated by him or her under the Plan, the Company shall deliver the Common Stock and/or cash to such beneficiary. In the event of the death of an Employee and in the absence of a beneficiary validly designated under the Plan, who is living at the time of such Employee's death, the Company shall deliver the Common Stock and/or cash to the executor or administrator of the estate of the Employee, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver the Common Stock and/or cash to the spouse or to any one or more dependents or relatives of the Employee, or if no spouse, dependent, or relative is known to the Company, then to such other person as the Company may designate. No designated beneficiary shall, prior to the death of the Employee by whom he or she has been designated, acquire any interest in the Common Stock or cash credited to the Employee under this Plan.

Officers

Officers of Fidelity D&D Bancorp, Inc.

Samuel C. Cali	*Chairman Emeritus*
Michael F. Marranca	*Chairman of the Board & President*
John F. Glinsky, Jr.	*Secretary of the Board*
Patrick J. Dempsey	*Vice Chairman of the Board*
Joseph J. Earyes	*Executive Vice President & Chief Executive Officer*
Robert P. Farrell	*Treasurer*

Officers of The Fidelity Deposit & Discount Bank

Samuel C. Cali	*Chairman Emeritus*
Michael F. Marranca	*Chairman of the Board & President*
Joseph J. Earyes	*Executive Vice President & Chief Executive Officer*
John F. Glinsky, Jr.	*Secretary of the Board*
Daniel J. Santaniello	*Executive Vice President & Chief Operations Officer*
Robert P. Farrell	*Cashier & Comptroller*
Diane M. Wylam, Esq.	*Senior Trust & Investment Officer*
Eugene J. Walsh	*Vice President & Chief Credit Officer*
John J. Keeler	*Vice President & Business Development Officer*
Joel W. Gillick	*Vice President*
John M. Ferrett	*Assistant Vice President*
Daniel D. Kuchar	*Assistant Vice President*
Frances P. Banick	*Assistant Vice President & Assistant Secretary*
Carmel Ann Gregory, CPS	*Assistant Vice President & Assistant Secretary of the Board*
Marilyn R. Skettino	*Assistant Vice President, Credit Service Manager*
Francis Crowley	*Assistant Vice President & Manager, Abington branch*
Tom Zabresky	*Assistant Vice President & Business Development Officer*
Nadine V. Marranca	*Assistant Vice President & Information Technology Manager*
Lisa Marie Bonacci	*Branch Administrator & Community Reinvestment Act Officer*
Kevin C. Church	*Assistant Vice President Consumer Loan Manager*
Barbara Shimkus	*Assistant Cashier & Investment Relations Officer*
Maryann Coviello	*Assistant Cashier & Accounting Manager*
Bill McAndrew	*Financial Advisor*
Suzette Besciglia	*Assistant Cashier & Manager, Keystone Industrial Park branch*
Bernard Desmarais	*Assistant Cashier, Security & Bank Secrecy Act Officer*
Constance M. Nealon	*Consumer Service Officer*
Margaret M. Dermody	*Consumer Service Officer*
Kristen Barone	*Residential Mortgage Loan Manager*
Elaine Motichka	*Manager, Green Ridge branch*
Jody Lewis	*Manager, Moosic branch*
Christine Valvano	*Manager, Pittston branch*
Cathy Mauriello	*Manager, West Pittston branch*
Donna R. Gizenski	*Manager, Kingston branch*
Jacqueline M. Castellani	*Manager, Peckville branch*
Mary Lou Janeski	*Manager, Scranton branch*
Barbara Kachmarsky, CPA	*Auditor*
Tom Norek	*Assistant Trust Officer*
Darlene A. Roberts	*Compliance Officer*
Harold Wesley	*Business Development Officer*
Kim L. Treat	*Marketing Director*
Sharon Griffin	*Assistant Operations Officer*
Tom Salus	*Loan Review Officer*
Richard Strauss	*Loan Workout Officer*

LOCATIONS

Main Office
Blakely & Drinker Streets
Dunmore, PA 18512

Fidelity Financial Center Office
338 N. Washington Avenue
Scranton, PA 18503

Keystone Industrial Park
Dunmore, PA 18512

Green Ridge Plaza
Scranton, PA 18509

Downtown Scranton
139 Wyoming Avenue
Scranton, PA 18503

Abington Office
1311 Morgan Highway
Clarks Summit, PA 18411

Pittston Office
403 Kennedy Boulevard
Pittston, PA 18640

West Pittston Office
801 Wyoming Avenue
West Pittston, PA 18643

Moosic Office
4010 Birney Avenue
Moosic, PA 18507

Peckville Office
1598 Main Street
Peckville, PA 18452

Kingston Office
247 Wyoming Avenue
Kingston, PA 18704

Eynon Office (Opening Spring 2002)

ATM Only

U.S. Mini Marts
511 Main Street
Childs, PA 18407

Riccardo's Market
320 S. Blakely Street
Dunmore, PA 18512

Lackawanna County Stadium
Moosic, PA 18507

Exxon Station
Rt. 307
Covington Twp.
Moscow, PA 18444

Marywood University Nazareth Hall
Scranton, PA 18509

Montage Mountain Ski Lodge
Scranton, PA 18505

U.S. Mini Marts
300 Meadow Avenue
Scranton, PA 18505

U.S. Mini Marts
1650 W. Main Street
Stroudsburg, PA 18360